EXHIBIT 99.1

Silver Elephant Mining Corp.

(The “Company” or “Silver Elephant”)

Annual Information Form

Year Ended December 31, 2021

Dated as of March 30, 2022

TABLE OF CONTENTS

1.		PRELIMINARY NOTES	1

	1.1	Incorporation of Documents by Reference	1

	1.2	Date of Information	1

	1.3	Forward-Looking Statements	1

	1.4	Conversion Table	4

	1.5	Technical Abbreviations	4

	1.6	Currency and Exchange Rates	6

	1.7	Classification of Mineral Reserves and Resources	6

	1.8	Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources	6

2.		CORPORATE STRUCTURE	7

	2.1	Name, Address and Incorporation	7

	2.2	Subsidiaries	8

3.		GENERAL DEVELOPMENT OF THE BUSINESS	9

	3.1	Three Year History	9

	3.2	Significant Acquisitions	18

4.		DESCRIPTION OF THE BUSINESS	18

	4.1	Business of the Company	18

	4.2	Production	19

	4.3	Specialized Skill and Knowledge	19

	4.4	Competitive Conditions	19

	4.5	Economic Dependence and Components	19

	4.6	Environmental Protection	19

	4.7	Employees	20

	4.8	Foreign Operations	20

	4.9	Intangibles, Cycles and Changes to Contracts	20

	4.10	Community, Environmental and Corporate Safety Policies	20

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5.		RISK FACTORS	20

	5.1	Impact of COVID-19 Pandemic	20

	5.2	Nature of Mineral Exploration and Mining	21

	5.3	Exploration and Development	21

	5.4	Liquidity and Additional Financing	23

	5.5	No Earnings and History of Losses	23

	5.6	Market Price of the Common Shares	24

	5.7	Volatility of Commodity Prices	24

	5.8	Acquiring Title	24

	5.9	Title Matters	25

	5.10	Uncertainty and Inherent Sample Variability	25

	5.11	Reliability of Mineral Resources Estimates	25

	5.12	Uncertainty Relating to Inferred Mineral Resources	26

	5.13	Term and Extension of Concession Contracts	26

	5.14	Interest Rate Risk	26

	5.15	Foreign Currency Risk	26

	5.16	Commodity and Equity Price Risk	26

	5.17	Credit Risk	27

	5.18	Competitive Conditions	27

	5.19	Substantial Volatility of Share Price	27

	5.20	Need for Additional Financing	27

	5.21	Acquisition Strategy	28

	5.22	Foreign Operations	28

	5.23	Governmental Regulation	29

	5.24	Permitting	30

	5.25	Surface Rights	30

	5.26	Dependence on Key Personnel	31

	5.27	Uninsurable Risks	31

	5.28	Global Financial Conditions	31

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	5.29	Taxation in Multiple Jurisdictions	31

	5.30	Environmental, Health and Safety Regulations	32

	5.31	Title to Assets	32

	5.32	Indigenous Peoples’ Title Claims	32

	5.33	Employee Recruitment and Retention	33

	5.34	Option and Joint Venture Agreements	33

	5.35	Mergers and Amalgamations	33

	5.36	Community Relations	33

	5.37	Potential Conflicts of Interest	34

	5.38	Infrastructure	34

	5.39	Dilution	34

	5.40	Financial Reporting Standards	34

	5.41	Material weaknesses in the internal control over financial reporting	35

	5.42	Claims under U.S. Securities Laws	36

	5.43	Lack of Dividends	36

	5.44	Financial Instruments	36

	5.45	Information Systems and Cyber Security	37

	5.46	Litigation and Regulatory Proceedings	38

6.		Asset-Backed Securities Outstanding	38

7.		Mineral Projects – Recent Developments	38

8.		DIVIDENDS	100

	8.1	Dividends	100

9.		DESCRIPTION OF CAPITAL STRUCTURE	101

	9.1	General Description of Capital Structure	101

	9.2	Constraints	101

	9.3	Ratings	101

10.		MARKET FOR SECURITIES	101

	10.1	Trading Price and Volume	101

	10.2	Prior Sales	102

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11.		ESCROWED SECURITIES	102

	11.1	Escrowed Securities	102

12.		DIRECTORS AND OFFICERS	103

	12.1	Name, Occupation and Security Holding	103

	12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	104

	12.3	Conflicts of Interest	105

13.		PROMOTERS	105

14.		LEGAL PROCEEDINGS	105

	14.1	Legal Proceedings	105

	14.2	Regulatory Actions	105

15.		INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	105

	15.1	Interest of Management and Others in Material Transactions	105

16.		TRANSFER AGENT AND REGISTRAR	106

	16.1	Transfer Agent and Registrar	106

17.		MATERIAL CONTRACTS	106

	17.1	Material Contracts	106

18.		INTERESTS OF EXPERTS	106

	18.1	Names of Experts	106

	18.2	Interests of Experts	107

	19.	ADDITIONAL INFORMATION	107

	19.1	Additional Information	107

	19.2	Audit Committee	107

SCHEDULE "A" - EXECUTIVE SUMMARY			A-1

SCHEDULE "B" - AUDIT COMMITTEE CHARTER			B-11

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1. PRELIMINARY NOTES

1.1 Incorporation of Documents by Reference

Except as otherwise disclosed herein, all financial information and related discussion and analysis in this annual information form (the “AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”).

The information provided in the AIF is supplemented by disclosure contained in the technical report listed below. The detailed disclosure in the technical report below is incorporated by reference into this AIF. The technical report listed below is not contained within, nor attached to, this document but may be accessed at www.sedar.com.

Type of Document	Report Date / Effective Date	Date Filed / Posted	Document name which may be viewed on the SEDAR website at www.sedar.com

NI 43-101 Technical Report: “Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia”, prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo. (the “Pulacayo Technical Report”)

	an amended report date of November 17, 2020, and an effective date of October, 2020	November 17, 2020	Technical Report (NI 43-101) English Qualification Certificates and Consents

References to “the Company” or “Silver Elephant” are to Silver Elephant Mining Corp. and where applicable and as the context requires, include its subsidiaries.

1.2 Date of Information

All information in this AIF is as of December 31, 2021 unless otherwise indicated.

1.3 Forward-Looking Statements

This AIF contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including mineral resource exploration.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The Company has made assumptions based on many of these factors which include, without limitation, present and future business strategies, the environment in which the Company will operate in the future, including the price of various minerals, anticipated cost and the ability to achieve goals.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward- looking statements, including, without limitation, the following and those disclosed in this AIF under “Description of the Business – Risk Factors”:

•

the Company’s planned and future exploration and/or development of the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro province, Bolivia and the Gibellini vanadium project located in the State of Nevada, USA;

•	the volatility of the novel coronavirus (“COVID-19”) outbreak as a global pandemic;

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•	political instability and social unrest in Bolivia and other jurisdictions where the Company operates;

•	the use of proceeds from the February 2021 Private Placement and November 2021 Private Placement;

•	the Company’s goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties;

•	the Company’s future business plans;

•	the Company’s future financial and operating performance;

•	the future price of silver, lead, zinc, vanadium and other metals;

•	expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

•	the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company’s projects;

•	government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions;

•	the Company’s reliance on key management personnel, advisors and consultants;

•	the volatility of global financial markets;

•	the timing and amount of estimated future operating and exploration expenditures;

•	the costs and timing of the development of new deposits;

•	the continuation of the Company as a going concern;

•	the likelihood of securing project financing;

•	the impacts of changes in the legal and regulatory environment in which the Company operates;

•	the timing and possible outcome of any pending litigation and regulatory matters; and

•	other information concerning possible or assumed future results of the Company’s operations.

The forward-looking statements in this AIF are based upon our current business and operating plans, and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by our forward-looking statements, including, among others:

•	the Company is an exploration stage company;

•	the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities;

•	the volatility of the market price of the Common Shares;

•	judgment of management when exercising discretion in the use of proceeds from offerings of securities;

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•	sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares;

•	potential dilution with the issuance of additional Common Shares;

•	none of the properties in which the Company has a material interest have mineral reserves;

•	estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise;

•	the Company has not received any material revenue or net profit to date;

•	exploration, development and production risks;

•	no history of profitable mineral production;

•	actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated;

•	foreign operations and political condition risks and uncertainties;

•	legal and political risk, including as a result of the new Biden administration in the United States;

•	amendments to local laws;

•	the ability to obtain, maintain or renew underlying licenses and permits;

•	title to mineral properties; environmental risks;

•	competitive conditions in the mineral exploration and mining business;

•	availability of adequate infrastructure;

•	the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors;

•	limits of insurance coverage and uninsurable risk;

•	reliance on third party contractors;

•	the availability of additional financing on reasonable terms or at all;

•	foreign exchange risk;

•	impact of anti-corruption legislation;

•	recent global financial conditions;

•	changes to the Company’s dividend policy;

•	conflicts of interest;

•	cyber security risks;

•	litigation and regulatory proceedings;

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•	the obligations which the Company must satisfy in order to maintain its interests in its properties;

•	the influence of third-party stakeholders;

•	the Company’s relationships with the communities in which it operates;

•	human error;

•	the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization;

•	proposed legislation in Nevada that could increase the costs or taxation of our operations;

•	the Company is likely a “passive foreign investment company”, which may have adverse U.S. federal income tax consequences for U.S. investors; and

•	other risks and the factors discussed under the heading “Risk Factors” in this AIF.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.4 Conversion Table

All data and information is presented in metric units. In this AIF, the following conversion factors were used:

METRIC CONVERSION TABLE

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply by
Acres	Hectares	0.4047
Feet	Meters	0.3048
Miles	Kilometers	1.6093
Tons (short)	Tonnes	0.9072
Gallons	Liters	3.785
Ounces (troy)	Grams	31.103
Ounces (troy) per ton (short)	Grams per tonne	34.286

1.5 Technical Abbreviations

Ag	silver

Au	gold

deposit

means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

Fe	iron

ft	feet

g/t	Grams per tonne

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lb.	pound (2,000 lbs. to 1 ton, 2,204.6 lbs. to 1 tonne)

Indicated Coal Resource

That part of a Coal Resource for which quantity or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and quality continuity to be reasonably assumed.

Indicated Mineral Resources

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Coal Resource

That part of a Coal Resource for which quantity and quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and quality continuity. The estimate is based on limited information and sampling, gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

Inferred Mineral Resource

Inferred Mineral Resource is the part of a mineral resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological or grade continuity.

m	meters

Measured Mineral Resource

That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

mineral resource

means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

NI 43-101	Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

oz.	troy ounce (12 oz. to 1 pound)

Preliminary Economic Assessment (PEA)

A preliminary assessment study which includes an economic analysis of the potential viability of a material resource prior to the completion of a prefeasibility study. Based on the Society for Mining, Metallurgy and Exploration (SME) study types a PEA (also known as a conceptual or scoping study used to support a NI 43-101 Technical Report is within +/-35% degree of accuracy.

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Preliminary Feasibility Study (PFS)

A comprehensive study of the viability of a project that has advanced to a stage where the mining method and pit configuration has been established and an effective method of coal processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors, and the evaluation of other relevant factors which are sufficient for a Qualified Person (QP), acting reasonably, to determine if all or part of a Resource can be classified as a Reserve (CIM Standards, 2014). Based on the SME study types a PFS used to support a NI 43-101 Technical Report is within +/-25% degree of accuracy.

Qualified Person Or QP

An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association recognized under NI 43-101 (CIM Standards, 2014).

SEC	Securities and Exchange Commission of the United States.

Ti	Titanium

V	Vanadium

1.6 Currency and Exchange Rates

Unless otherwise indicated, all references to “dollars” or “$” are to Canadian dollars and all references to “US dollars,” “USD”, "US$" or "USD$" are to United States of America dollars.

Percentages and some amounts in this AIF have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2021, December 31, 2020 and December 31, 2019, as quoted by the Bank of Canada, were as follows:

	Year ended	Year ended	Year ended
	December 31, 2021	December 31, 2020	December 31, 2019
High	1.2942	1.4496	1.3600
Low	1.2040	1. 2718	1.2988
Average	1.2535	1.3415	1.3269
Closing	1.2678	1.2732	1.2988

On December 31, 2021, the closing exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2678 (Cdn.$1.00 = U.S.$0.7888). On March 28, 2022, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2541 (Cdn.$1.00 = U.S.$0.7974).

1.7 Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.8 Cautionary Note to U.S. Investors concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. On October 31, 2018, the United States Securities and Exchange Commission (the “SEC”) adopted Subpart 1300 of SEC Regulation S-K (“S-K 1300”), introducing changes to the existing mining disclosure framework (e.g., Industry Guide 7) to better align it with international industry and regulatory practice. S-K 1300 became effective as of February 25, 2019 and following a transition period the Company is required to comply with S-K 1300 as of its annual report for its first fiscal year beginning on or after January 1, 2021.

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Under S-K 1300, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" have been amended to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum standards (the “CIM Definitions Standards”) and the SEC has added definitions to recognize "Measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources" which are also substantially similar to the corresponding CIM Definition Standards; however, there are differences in the definitions under S-K 1300 and the CIM Definition Standards.

The Company reports in this AIF the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43 101”). NI 43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under S-K 1300. As a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act) that is not currently eligible for the multijurisdictional disclosure system adopted by the SEC and Canadian regulators, the Company is subject to the requirements of S-K 1300 for certain filings made with the SEC. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43 101 and the CIM Definition Standards may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this AIF concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

2. CORPORATE STRUCTURE

2.1 Name, Address and Incorporation

The Company (formerly Prophecy Development Corp.) is an exploration stage company with projects in the United States, Canada, Bolivia and Mongolia. The Company, in its current form, is primarily the product of an April 16, 2010 business combination between Red Hill Energy Inc. and Prophecy Resource Corp. The Company is currently governed under the law of the Province of British Columbia pursuant to the Business Corporations Act (British Columbia).

Red Hill Energy Inc. was incorporated on November 6, 1978 under the Corporations Act (British Columbia) under the name “Banbury Gold Mines Ltd.” Banbury changed its name to “Enerwaste Minerals Corp.” on July 3, 1992 and to “Universal Gun-Loc Industries Ltd.” on December 17, 1993. On April 24, 2002, Universal Gun-Loc changed its name to “UGL Enterprises Ltd.” and then to “Red Hill Energy Inc.” on May 29, 2006.

On April 16, 2010, Red Hill Energy Inc. changed its name to “Prophecy Resource Corp.” in conjunction with the merger of Red Hill Energy Inc. and Prophecy Resource Corp.

On June 13, 2011, the Prophecy Resource Corp. changed its name to “Prophecy Coal Corp.” in connection with its amalgamation with Northern Platinum Ltd. and Prophecy Holdings Inc. and an asset spin-off to capitalize the Company’s then-controlled affiliate, Wellgreen Platinum Ltd.

On January 5, 2015, Prophecy Coal Corp. changed its name to “Prophecy Development Corp.” in connection with an acquisition of assets located in Bolivia and to better reflect its various interests in its mining and energy projects at the time in the United States, Canada, Bolivia and Mongolia.

The Company’s registered and head business office is located at Suite 1610 - 409 Granville Street Vancouver, British Columbia Canada, V6C 1T2

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2.2 Subsidiaries

As of December 31, 2021 the intercorporate relationships of the Company are illustrated by the following diagram:

As of the date of this AIF, as a result of the Arrangement, the intercorporate relationships of the Company are illustrated by the following diagram:

As of December 31, 2021, the Company held mining and energy properties and projects through the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Nevada Vanadium LLC

Holds the Gibellini Project, which is comprised of Gibellini and Louie Hill deposits by 209 Nevada Vanadium claims and 40 "Deitrich" claims under the Deitrich Lease Agreement as amended on April 19, 2018 as well as the historic Bisoni deposit (201 lode claims). Nevada Vanadium owns 450 Gibellini claims and 100% interest of the Bisoni deposit claims in Nevada, USA.

VC Exploration (US) Inc.	Holds a 100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada, USA.
Silver Elephant Mining Corp.	Holds a 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Silver Elephant Mining Corp.	Holds a 100% interest in 94 mineral claims and 2 mining leases covering 197 square kilometers located in the Province of Manitoba, Canada.
Red Hill Mongolia LLC	Holds a 100% interest in the Ulaan Ovoo Property located in Selenge Province, Mongolia.
Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the "Chandgana Project."

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include "Temeridad" and "Real De Monte" concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

Illumina Silver Mining Corp.

Holds the Triunfo SPA to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia. Subject to the provisions of the Triunfo SPA, the vendor irrevocably agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of USD$1,100,000, consisting of USD$100,000 on Triunfo SPA signing (paid), and USD$1,000,000 on or before June 15, 2025.

Illumina Silver Mining Corp.

Holds the Sunawayo SPA to acquire the Sunawayo Project. The Sunawayo Project is patented land which the Company has acquired through the Sunawayo SPA, whereas the adjacent Malku Khota silver project in Bolivia is unpatented land administered by COMIBOL. In January 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

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As of the date of this AIF, as a result of the Arrangement, the Company holds mining and energy properties and projects through the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Silver Elephant Mining Corp.	Holds a 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Silver Elephant Mining Corp.	Holds a 100% interest in 94 mineral claims and 2 mining leases covering 197 square kilometers located in the Province of Manitoba, Canada.
Red Hill Mongolia LLC	Holds a 100% interest in the Ulaan Ovoo Property located in Selenge Province, Mongolia.
Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the "Chandgana Project."

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include "Temeridad" and "Real De Monte" concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

Illumina Silver Mining Corp.

Holds the Triunfo SPA to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia. Subject to the provisions of the Triunfo SPA, the vendor irrevocably agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of USD$1,100,000, consisting of USD$100,000 on Triunfo SPA signing (paid), and USD$1,000,000 on or before June 15, 2025.

Illumina Silver Mining Corp.

Holds the Sunawayo SPA to acquire the Sunawayo Project. The Sunawayo Project is patented land which the Company has acquired through the Sunawayo SPA, whereas the adjacent Malku Khota silver project in Bolivia is unpatented land administered by COMIBOL. In January 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

3. GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian exploration stage company and its primary focus has been to acquire and explore precious metal properties in United States, Canada, Bolivia and Mongolia.  The following is a summary of the Company’s development over the three most recently completed financial years.

3.1 Three Year History

Financial Year ended December 31, 2019

On February 14, 2019, the Company announced that it had retained Amec Foster Wheeler E&C Services Inc. (Wood) to undertake updating of the mineral resource and mining section for the Company’s upcoming feasibility study to be completed to the standards of NI 43-101 of its Gibellini Project.

On March 18, 2019, the Company announced that the Ulaan Ovoo Property had started up. The Company also reported that it had executed a lease agreement with an arms-length private Mongolian company (the “Mongolian Lessee”) whereby the Mongolian Lessee performs mining operations at the Company’s Ulaan Ovoo Property and will pay the Company $2 for every tonne of coal shipped from the Ulaan Ovoo site premises. The Mongolian Lessee is responsible for all capital and operating expenses, government taxes and royalties related to Ulaan Ovoo operation.

On March 26, 2019, the Company announced its vanadium assay results from its fall 2018 exploration reconnaissance program on the Gibellini Project. There were 155 assays taken from three prospective exploration areas which all were within 5 km to the existing Gibellini Project vanadium NI 43-101 compliant resource pit.

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On May 1, 2019, the Company announced that it had received guidance regarding expected permitting timelines following the Company meeting with regulators in late April 2019. The Company estimated Q1 2020 as the target date for publication of the Notice of Intent (“NOI”) to prepare an Environment Impact Statement (“EIS”) in the Federal Register. Upon publication of the NOI the review process is mandated to be completed within a 12-month period under the US Department of the Interior’s Secretarial Order No. 3355.

On May 27, 2019, the Company announced that its Annual General Meeting (“AGM”) had been scheduled for September 12, 2019. Due to some recent changes in the Company’s Management, the AGM was delayed from being held within six months of its year end. TSX approval had been obtained to delay the Company’s AGM to September 12, 2019.

On June 19, 2019, the Company announced the appointment of a third party National Environmental Policy Act (“NEPA”) contractor and SWCA Environmental Consultants (“SWCA”) to work under the direction of the BLM per the provisions of a Memorandum of Understanding between SWCA, BLM and the Company, to prepare the EIS for the and assist the BLM in the maintenance of the administrative record. The EIS was prepared pursuant to Secretarial Order 3355 in the Federal Register to BLM.

On July 8, 2019, the Company announced that it had submitted its updated Plan of Operations (the “POO”) through the Company’s U.S. subsidiary for the Gibellini Project to the BLM and the Reclamation Permit Application to the Nevada Division of Environmental Protection, Bureau of Mining Regulation and Reclamation (the “BMRR”). The POO was submitted on schedule and prepared under budget. The POO submission is the last major step before the publication of the NOI which will initiate the EIS process under the Secretary of Interior Order No. 3355 (Streamlining National Environmental Policy Reviews and Implementation of Executive Order 13807; see Company’s news release dated March 28, 2018 filed on SEDAR). The streamlined EIS process from NOI to the ROD is one year.

On July 19, 2019, the Company announced its objectives for the second half of 2019 for its Gibellini Project. The Company submitted the key Nevada state permit applications required for project construction by the end of the third quarter of 2019. It is anticipated that all approvals will be received by the third quarter of 2021.

On July 29, 2019, the Company the Company granted an aggregate of 168,500 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $2 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On August 19, 2019, the Company announced the formation of two wholly owned Canadian BC subsidiaries: Silver Elephant Mining Corp. (which subsequently changed its name to “Illumina Silver Mining Corp.”) and Asia Mining Inc. in order to facilitate potential future spinoffs of the Company’s wholly owned Bolivian silver operation and Mongolian coal operation.

On August 26, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 13 million Common Shares at a price of $2 per share to raise aggregate gross proceeds of $2,600,000 (the “August 2019 Placement”). The Company’s management and directors subscribed to 200,000 Common Shares in the August 2019 Placement. These Common Shares were subject, under applicable Canadian securities laws, to a minimum hold period of four months plus one day from the date of issue.

On September 6, 2019, the Company closed the August 2019 Placement. The Placement raised gross cash proceeds of $2,600,000 through the issuance of 1,300,000 Common Shares at a price of $2 per share. The Company paid $10,000 in cash and issued 52,500 Common Shares as finder’s fees. Proceeds of the August 2019 Placement were used to develop the Company’s mineral projects and for general working capital purposes.

On September 24, 2019, the Company announced the successful completion of its internal reorganization. The Company further announced, subject to approval by the TSX, that it would issue 17,500 Common Shares, with a four-month hold period under applicable Canadian securities laws, to Mr. Bryan Slusarchuk in exchange for consulting services to the Company.

On September 30, 2019, the Company announced a 5,000-meter diamond drilling at its Pulacayo Project had started with first set of assay results expected in early November, 2019.

On October 3, 2019, the Pulacayo Mining Production Contract (“Pulacayo MPC”) was executed between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a branch of the Bolivian Ministry of Mining and Metallurgy. Notification of the final government resolution approving the Pulacayo MPC was received on September 27, 2019. The Pulacayo MPC granted the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years, which is comparable to a mining license in Canada or the United States. The Company’s Bolivian subsidiaries had spent $25 million on Pulacayo and Paca as of October 3, 2019 with over 80,000 meters of drilling, with a completed historic independent feasibility study, and an approved detailed environment impact assessment.

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On October 7, 2019, the Company announced that it was undertaking a non-brokered private placement involving the issuance of 1 million Common Shares at a price of $4 per share (the “October 2019 Placement”) to raise aggregate gross proceeds of $4,000,000.

On October 9, 2019, the Company issued 10,495 Common Shares at a value of $43,060 to its directors to settle outstanding director fees.

On October 21, 2019, the Company announced that it had closed the October 2019 Placement. The October 2019 Placement raised gross cash proceeds of $3,900,000 for Company through the issuance of 975,000 Common Shares at a price of $4 per share. Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation that is beneficially owned by him, acquired 500,000 Common Shares under the October 2019 Placement for a total consideration of $2,000,000. Following the completion of the private placement, Mr. Sprott’s holdings represented 9% of the issued and outstanding Common Shares at the time of the October 2019 Placement. The Company’s management and directors purchased 0.04 million Common Shares for proceeds of $160,000. The Company issued 65,450 Common Shares as finder’s fees to Mackie Research Capital Corp. All Common Shares issued in the October 2019 Placement were subject to a four month and one day hold period under applicable Canadian securities laws. Proceeds were used for the Company’s mineral project exploration and for general working capital purposes.

On October 28, 2019, the Company announced the diamond drilling results from the Company’s 100% controlled Paca silver project in the Potosi department of Bolivia.

On November 1, 2019, the Company granted an aggregate of 168,000 incentive stock options to its directors, officer and employees of the Company. The options are exercisable at a price of $4.40 per share for a term of five years expiring on November 1, 2024 and vest at 12.5% per quarter for the first two years following the date of grant.

On November 7, 2019, the Company announced that it had submitted, through its then wholly owned US subsidiary Nevada Vanadium, LLC (“Nevada Vanadium”), the applications and Engineering Design Reports for the primary mining permits that govern project construction, operations and closure for its Gibellini Project located in Eureka County, Nevada, U.S., to BLM and the Gibellini Project EIS contractor, SWCA. The permit applications were submitted on October 31, 2019 for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the POO. Comments received from both the BLM and SWCA were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by the Company, NDEP and BLM.

On December 4, 2019, the Company announced that it had received on November 18, 2019, the 18-page Resolution No. 195/2018 issued by the Supreme Court of Bolivia (the “2019 Resolution”), signed by all of its nine judges. It declared that the contentious tax claim of US$6,556,787 (US$816,769.54 income tax on alleged 2003 profits and US$5,740,017.81 in interests and penalties) brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary was not proven. The 2019 Resolution is final and binding. Hence neither the Company nor the Company’s Bolivian subsidiaries owe any outstanding back taxes to the Bolivian General Revenue Authority.

On December 18, 2019, the Company announced that the phase two drilling had commenced at the Pulacayo Project. It is a 5,000-meter program that will consist mainly of wide step-out drilling up to 1.5km west of the current 43-101 Pulacayo resource. That current Pulacayo resource covers 1.4 km in strike and represents only a small portion of the Tajo vein system (the "TVS") which is over 3 km in strike and open to least 1,000 meters at depth, according to historical records of underground mining.

During the year ended December 31, 2019, the Company experienced various changes in Directors, Officers and Management of the Company as follows:

•	Gerald Panneton ceased to be the President, Chief Executive Officer and a Director on February 15, 2019;

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•	John Lee ceased to act as Head of International Affairs on February 15, 2019;

•	Tony Wong ceased to act as Corporate Secretary on February 22, 2019;

•	Louis Dionne ceased to be a Director on February 28, 2019;

•	Rocio Echegaray was appointed Corporate Secretary on March 8, 2019;

•	Michael Doolin was appointed Chief Operating Officer and Interim Chief Executive Officer on April 1, 2019;

•	John Lee ceased to act as Interim President and Chief Executive Officer on April 1, 2019;

•	Bekzod Kasimov ceased to act as Vice-President Business Development on July 1, 2019;

•	Marc Leduc was appointed as a Director on July 22, 2019;

•	Joaquin Merino-Marquez was appointed as Vice-President, South American Operation on November 1, 2019;

•	Ronald Clayton was appointed as a Director on November 4, 2019;

•	Michael Drozd ceased to act as Vice-President, Operations on November 7, 2019;

•	Rocio Echegaray ceased to act as Corporate Secretary on November 15, 2019; and

•	Brigitte McArthur was appointed Corporate Secretary on November 15, 2019.

Financial Year ended December 31, 2020

On January 8, 2020, the Company announced the following:

•	a special meeting of the shareholders to be held on March 16, 2020, to seek shareholder approval the following:

	a.	changing the name of the Company from “Prophecy Development Corp.” to “Silver Elephant Mining Corp.” (the “Name Change”);

	b.	consolidation of the issued and outstanding Common Shares at a ratio between one (1) new Common Share for every five (5) to ten (10) issued and outstanding Common Shares; and

	c.	ratification of 127,500 stock options previously granted to certain directors, officers, employees and consultants of the Company on July 29, 2019 pursuant to the terms of the Company’s 20% fixed share-based compensation plan, as amended (the “Share-Based Compensation Plan”).

•

the engagement of Ken Cotiamco to provide investor relations and shareholder communications services effective January 6, 2020. The Company further announced that Ken Cotiamco entered into a consulting agreement whereby Ken Cotiamco would receive from the Company remuneration of $4,000 per month for a term of three months, which could be extended and also pursuant to the consulting agreement the Company granted 10,000 incentive stock options at a price of $4.10 per share for a term of five years expiring on January 6, 2025;

•

pursuant to the Share-Based Compensation Plan, the issuance of an aggregate of 160,100 Common Shares (subject to a minimum hold period of four months plus one date from the date of issuance, under applicable Canadian securities laws) as 2019 bonus payments to certain directors, officers, employees and consultants of the Company;

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•	that further to the Company’s news release dated December 18, 2019, the Company had completed the first of 3 holes of the planned 17 drill holes at the Pulacayo Project; and

•	the Company had mobilized a second drilling rig to the Pulacayo Project and expects to complete the proposed 5,000 meter drill program in February 2020, with full assay results by March 2020.

On January 21, 2020, the Company provided its first step-out diamond drilling results from its 100%-controlled Pulacayo Project.

On March 6, 2020, the Company provided its 2,598-meter, 16-hole Pulacayo step out drill program from its 100%-controlled Pulacayo Project.

On March 9, 2020, the Company commenced its district exploration program at its Pulacayo Project.

On March 16, 2020, the Company held the special meeting of the shareholders where it received shareholder approval of the Name Change and the 2020 Consolidation and ratification of the 127,500 stock options granted under the Share-Based Compensation Plan.

On March 16, 2020, the Company amended its articles of incorporation and changed its name to "Silver Elephant Mining Corp."

On March 19, 2020, the Company changed its symbol on the TSX from PCY to “ELEF”.

On March 23, 2020, the Company changed its symbol on the OTCQX from PRPCF to “SILEF”.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

The Company has implemented preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity. All of the Company’s corporate offices have been closed and remote work implemented for all employees able to do so. Other measures being put into place at the Company’s operations include:

•	Reducing or eliminating in person meetings and other large gatherings;

•	Enhanced cleaning and disinfecting protocols, including frequent disinfecting of employee work areas;

•	Promoting personal preventative measures, such as frequent handwashing;

•	Screening all contractors and external visitors to site for risk factors and symptoms;

•	Increasing social distancing practices at site, such as cancelling large group meetings and changing meetings from in-person to virtual;

•	Requiring employees who show symptoms or are in close contact with someone with symptoms to stay home from work;

•	Requiring employees returning from travel outside of Canada to self-isolate; and

•	Reducing the number of on-site staff as much as possible and implementing work from home where feasible.

On April 15, 2020, the Company announced a non-brokered private placement (the “April 2020 Placement”) involving the issuance of up to 1.4 million units (each a “Unit”) at a price of $1.30 per Unit. Each Unit consisted of one Common Share and one common share purchase warrant, each entitling the holder to acquire an additional Common Share at a price of $1.60 per share for a period of three years from the date of issuance.

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On May 1, 2020, the Company closed the first tranche of the April 2020 Placement. The first tranche raised gross proceeds of $1,330,940 through the issuance of 1,023,800 Units.

On May 4, 2020, the Company granted an aggregate of 300,000 incentive stock options to certain directors, officers, employees and consultants of the Company. These options are exercisable at a price of $2.20 per share for a term of five years expiring on May 4, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On May 20, 2020, the Company closed the second and final tranche of the April 2020 Placement for $1,976,000 through the issuance of 1,520,000 Units. The Company paid $3,250 in cash and issued 15,690 Units as finder’s fee.

On July 7, 2020, the Company reported that all proposed resolutions put forth to the shareholders were approved at the Company’s Annual General and Special Meeting held on July 7, 2020. The Company had previously received conditional approval from the TSX to amend the exercise price of an aggregate of 2,431,892 previously issued common share purchase warrants with an exercise price from between $4 to $7 (the “Original Warrants”) of the Company to an exercise price of $2.60 per share (the “Amendment”) pending shareholder approval of the Amendment. Pursuant to the passing of the ordinary resolution approving the Amendment, the Original Warrants were cancelled and replaced with amended common share purchase warrants with an exercise price of $2.60 per share (the “Amended Warrants”), with the Amendment becoming effective as of July 17, 2020. All other terms of the Amended Warrants were unchanged from the Original Warrants.

On July 13, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Triunfo SPA”) with a private party to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia (the “Triunfo Project”). Subject to the provisions of the Triunfo SPA, the vendor agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of US$1,100,000, consisting of US$100,000 paid on execution of the Triunfo SPA, and US$1,000,000 to be paid on or before June 15, 2025.

On July 16, 2020, the Company announced that the NOI to prepare an EIS for the Gibellini Project was published on July 14, 2020, in the Federal Register. The NOI formally commenced the 12-month timeline to complete the NEPA review and the EIS preparation by the BLM.

On July 20, 2020, the Company announced it had engaged Mercator Geological Services Limited (“Mercator”) to prepare an updated NI 43-101 compliant technical report for the Pulacayo Project. The Company further announced the departure of Michael Doolin, the Company’s Chief Executive Officer and Chief Operating Officer. John Lee was subsequently appointed as Chief Executive Officer of the Company.

On August 3, 2020, the Company announced the appointment of David H. Smith as an Independent Director and the resignation of Ronald Clayton from the Company’s board of directors.

On August 11, 2020, the Company announced diamond infill drilling results from the Pulacayo Project which demonstrated broad continuity of mineralization and grade starting from near-surface, consistent with historic Hochschild mining records, which indicated high grade mineralization with increasing depth to more than 1,000 meters from surface.

On August 18, 2020, the Company granted an aggregate of 72,000 incentive stock options to a director, employee and consultant of the Company. The options are exercisable at a price of $5 per share for a term of five years expiring on August 17, 2025, and vest at 12.5% per quarter for the first two years following the date of grant.

On August 24, 2020, the Company announced that its then wholly owned subsidiary, Nevada Vanadium, entered into a binding definitive Asset Purchase Agreement (the “Bisoni APA”) with CellCube Energy Storage Systems Inc. (“CellCube”) to acquire the Bisoni vanadium project (the “Bisoni Project”) situated immediately southwest of the Gibellini Project.

On August 19, 2020, the Company announced that it had received its first chip sampling results on the Triunfo Project. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. 37 Triunfo samples assayed up to 8.3 g/t AuEg. These results confirmed the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization.

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On September 8, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”) located immediately adjacent to the Malku Khota silver project in Bolivia. Subject to the provisions of the Sunawayo SPA, the vendor of the Sunawayo Project agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021.

On September 18, 2020, the Company’s then wholly owned subsidiary, Nevada Vanadium completed the acquisition of the Bisoni Project pursuant to the Bisoni APA. The Bisoni Project is comprised of 201 lode mining claims, along a 13.8 kilometer strike that covers an area of 16.5 square kilometers (1,656 hectares), easily accessed by a graded gravel road extending south from US Highway 50, and is about 25 miles south of the town of Eureka, Nevada. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued 0.4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results exceeded the Company’s expectations and are an early indication of the potential for mineral discoveries at the Sunawayo Project. The Company is mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at the Sunawayo Project. This work will lay the foundation for defining drill targets by year’s end.

On October 13, 2020, the Company announced the results of an NI 43-101 compliant mineral resource estimate for the Pulacayo Project prepared by Mercator. This mineral resource estimate has an effective date of October 13, 2020, and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead.

On October 21, 2020, the Company announced that it had entered into an agreement with Mackie Research Capital Corporation, as lead underwriter and sole bookrunner (the “Lead Underwriter”), on behalf of a syndicate of underwriters, including Canaccord Genuity Corp. and Sprott Capital Partners LP (collectively with the Lead Underwriter, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought‐deal basis, 1,500,000 Common Shares at a price of $4 per share for aggregate gross proceeds of $6,000,000 (the “2020 Prospectus Offering”). The Company also granted the Underwriters an option (the “Over-Allotment Option”) to increase the size of the 2020 Prospectus Offering by up to 15%, at any time up to 30 days following the closing of the Offering. The Common Shares were offered by way of a short form prospectus filed in each province of Canada, other than Québec pursuant to National Instrument 44-101 – Short Form Prospectus Distributions.

On October 21, 2020, the Company announced that it had entered into an amended agreement with the Lead Underwriter to increase the size of the 2020 Prospectus Offering to 2,000,000 Common Shares at a price of $4 per share for aggregate gross proceeds of $8,000,000. All other terms of the 2020 Prospectus Offering remained unchanged.

On November 17, 2020, the Company filed an NI 43-101 compliant technical report titled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia", prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arcé, P. Geo, of Mercator, with an amended report date of November 12, 2020, and an effective date of October 13, 2020 (the “Pulacayo Technical Report”), with Canadian securities regulatory authorities. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com. On November 17, 2020, the Company also filed its final short form prospectus with the securities commissions in each of the provinces of Canada, other than Québec, in connection with the 2020 Prospectus Offering and on November 24, 2020, the Company announced the closing of the 2020 Prospectus Offering, pursuant to which the Company issued 2,300,000 Common Shares at a price of $4 per share, for aggregate gross proceeds of $9,200,000, including the full exercise of the Over-Allotment Option.

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On November 25, 2020, the Company announced that it had received the complete assay results from the Company’s first diamond drill program at the Triunfo Project. Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

On November 30, 2020, the Company announced that it had received the complete assay results from the Company’s diamond drill program at the Paca silver-lead-zinc deposit (“Paca”) in Bolivia. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length. PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones. PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone. PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart. PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

During the year ended December 31, 2020, the Company experienced the following changes in Directors, Officers and Management:

•	Michael Doolin ceased to act as Chief Executive Officer on July 17, 2020;

•	John Lee was appointed Chief Executive Officer effective July 17, 2020;

•	Ronald Clayton resigned as a Director on July 31, 2020; and

•	David H. Smith was appointed as a Director on August 3, 2020.

Financial Year ended December 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 1,000,000 Common Shares at a price of $3.75 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000.  The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, the Company acquired the Minago Project pursuant to an asset purchase agreement dated February 9, 2021 (the “Minago APA”) entered into between the Company and Victory Nickel Inc. (“VN”). Under the terms of the Minago APA, the Company acquired the Minago Project for aggregate consideration consisting of (a) a US$6,675,000 (the “Property Payment”) credit against secured debt in the amount of US$12,056,307 owed by Victory Nickel to the Company pursuant to a Secured Debt Facility (the “SDF”) acquired by the Company under an arm-length definitive debt purchase and assignment agreement (the “DPAA”), and (b) US$5,000,000 in Common Shares ("Consideration Shares") to be issued over a one-year period from the closing. In satisfaction of the Consideration Shares to be issued, an initial tranche of 536,363 Consideration Shares at a value of $2,413,634 was issued on February 9, 2021. A further 1,008,150 Shares and 460,718 Shares tranches were issued on August 31, 2021 and December 30, 2021 respectively with a total value of $3,818,003 to Victory Nickel.  Immediately prior to acquiring the Minago Project, the Company acquired the SDF from an arm's length party pursuant to the DPAA for US$6,675,000 in cash and 0.3 million common share purchase warrants of the Company, each exercisable for the purchase of one Common Share until February 8, 2023, at an exercise price of $4.764 per share (the “DPAA Warrants”). The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. Pursuant to the Minago APA, the Company further (a) agreed, in the event the price of nickel exceeds US$10.00 per pound for 30 consecutive business days before December 31, 2023, to issue to Victory Nickel $2,000,000 in Common Shares (the “Conditional Shares”), at a price per share equal to the volume weighted average price at which the Common Shares traded on the TSX for the five trading days preceding date on which Victory Nickel delivers notice of the condition being met to the Company, (b) agreed to purchase from Victory Nickel, at closing of the Minago APA 40,000,000 Common Shares of Victory Nickel (each, a “VN Share”) at a price per share of $0.025, for aggregate consideration of $1,000,000, (c) agreed to further credit the remaining balance under the SDF to Victory Nickel's benefit, upon the completion of an independent economic study proving positive net present value in respect of the Minago Project, (d) granted Victory Nickel a right of first refusal until December 31, 2023 to exploit sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project, and (e) agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc. The investment in the VN Shares resulted in the Company owning approximately 29% of Victory Nickel on a non-diluted basis, as of the date of acquisition.

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On July 7, 2021, the Company announced an update regarding the updated Environmental Act License for the Minago Project which is expected to be issued by the end of 2021 and the Company’s initiatives to minimize the carbon footprint of potential mining operations at Minago.

On July 19, 2021, the Company announced the appointment of Peter Lightfoot as a Technical Advisor for the Minago Project.

On August 26, 2021, the Company announced that it has executed an arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company will complete a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which, it shall (i) consolidate its outstanding common shares on the basis of ten pre-consolidation common shares for each one post consolidation common shares (the “Consolidation”); (ii) transfer certain royalties presently held by the Company in certain projects of the Company to Battery Metals Royalties Corp. (“Battery Metals Royalties”), a wholly owned subsidiary of the Company; and (iii) spin-out its Manitoba based Minago Nickel project (“Minago”), its Nevada based Gibellini Vanadium project (“Gibellini”), and Battery Metals Royalties each into its own entity (each a “SpinCo”). In connection with the Arrangement, the Company shall distribute shares of each SpinCo to the Company’s shareholders (“Shareholders”).

On August 26, 2021, the Company announced that it has entered into 2% royalty agreements whereby the Company now holds a 2% royalty over each of the Company’s key projects (the “Royalties”), and, in connection with the announced spin-out and the plan of arrangement, such Royalties will be transferred into Battery Metals Royalties Corp.

On September 13, 2021, the Company reported that all proposed resolutions were approved at the Company’s Annual General and Special Meeting of shareholders held on September 10, 2021.

On September 27, 2021, the Company appointed Robert Van Drunen as the Company’s Chief Operating Officer.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Share of $ 2.20 for aggregate gross proceeds of $3,740,000. In connection with the November 2021 Placement, the Company paid $84,492 in cash and issued 35,405 Share purchase warrants (“Finder’s Warrants”) to certain finders as finder’s fees. Each Finder’s Warrant is exercisable to acquire one Share at a price of $2.60 until September 22, 2022 (21,305 Finder’s Warrants) and October 21, 2022 (14,100 Finder’s Warrants).

On November 30, 2021, Flying Nickel Mining Corp. (“Flying Nickel”), which at that time was the Company’s wholly owned subsidiary, closed a Private Placement for gross proceeds of $8,600,000 (the “Flying Nickel Offering”). Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt. Red Cloud Securities Inc. (“Red Cloud”), as lead agent and sole bookrunner, together with Canaccord Genuity Corp., acted as agents (the “Agents”) under the Flying Nickel Offering. Each Unit consists of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

On December 15, 2021, the Company appointed the following officers for Flying Nickel Mining Corp.: Danniel Oosterman, Chief Executive Officer, Robert Van Drunen, Chief Operating Officer, Samuel Yik, Chief Financial Officer, Ryan Coombes, Chief Legal Officer, Flora Lo, Corporate Secretary.

On December 22, 2021, the Company received shareholder approval of the Plan of Arrangement.

On December 31, 2021, gross proceeds of $1,534,176 were released from escrow to Flying Nickel upon converting an aggregate of 1,992,437 flow-through subscription receipts of Flying Nickel into 1,992,437 flow-through common shares of Flying Nickel at a price of $0.77 per share (the “Conversion”), pursuant to the subscription receipt agreement between Flying Nickel, Computershare Trust Company of Canada and Red Cloud Securities Inc.

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Events Subsequent to the Financial Year ended December 31, 2021

On January 12, 2022, the Company received final approval of the BC Supreme Court of the Plan of Arrangement.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), dated November 8, 2021.  Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. (“Flying Nickel”); (iii) one common share of Nevada Vanadium Mining Corp. (“Nevada Vanadium”); and (iv) two common shares of Battery Metals Royalties Corp. (“Battery Metals”).

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and 31,730,110 shares of Battery Metals’ (representing 39.7%) as a long-term investment; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in the Thompson nickel belt in Manitoba; (3) Nevada Vanadium, holding a 100% interest in the Gibellini vanadium project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above, and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

On January 18, 2022, Post-Arrangement and post-Consolidation Common Shares trading on TSX commenced on January 18, 2022.

On January 19, 2022, the Company announced it had commenced an exploration drilling program at the Paca deposit of the Pulacayo Project.

On January 25, 2022, the Company announced that it had commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021.

On March 16, 2022, pursuant the Company’s equity incentive plan dated September 1, 2021, The Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

The Company has not made any capital divestitures during the past three fiscal years.

Currently, we do not have operating revenues, and we do not anticipate generating operating revenues during the fiscal year 2021. Our primary source of funds since inception has been through the issuance of equity securities. At December 31, 2021, the Company had cash of $0.6 million (2020 –$7.6 million; 2019 –$3 million) representing a decrease of $7 million from $7.6 million held at December 31, 2020. The Company’s working capital, excluding assets and liabilities held for sale, at December 31, 2021 was a deficit of $1.7 million (2020 - surplus of  $6 million; 2019 - surplus of $0.95 million) including working capital associated with assets held for spin-out of $55 million. We will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

3.2 Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

4. DESCRIPTION OF THE BUSINESS

4.1 Business of the Company

The Company is a mineral exploration stage company. The Company’s principal project is the Pulacayo Project located in Bolivia.

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

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The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Company also currently holds, through leasehold assignments, a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia; and a 100% interest in each of the Chandgana Tal coal property and the Khavtgai Uul coal property located in Khentii province, Mongolia. The Company also holds the land use right and construction license for the Chandgana 600MW Coal-Fired Mine Mouth Power Plant project located in Khentii province, Mongolia.

4.2 Production

At the moment, the Company is not in production and the Company does not produce any products or minerals. Based on the projects that the Company is developing, possible future products may include, but will not be limited to, raw thermal coal, zinc-silver concentrate and lead-silver concentrate.

The Company will be primarily competing with other mining projects that produce raw thermal coal, zinc-silver concentrate and lead-silver concentrate. The Company’s possible principle markets product may be North America, Europe and/or China.

4.3 Specialized Skill and Knowledge

Most aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, exploration, development, technology, financing and accounting. The Company retains executive officers and employees with extensive experience in these areas in Canada. As well, the Company’s executive officers, directors and employees have significant experience in mining, processing technologies, international finance, mergers and acquisitions and accounting. They provide a strong foundation of advanced skills and knowledge and specialized mineral exploration experience, complemented by their demonstrated ability to succeed in the management and administration of a mining company.

4.4 Competitive Conditions

The Company competes with other mining companies and smaller natural resource companies in the acquisition, exploration, development and financing of new properties and projects in the United States, Canada, Bolivia and Mongolia. Many of these companies are more experienced, larger and have greater financial resources for, among other things, financing and the recruitment and retention of qualified personnel. See “Risk Factors – Competitive Conditions”.

4.5 Economic Dependence and Components

The Company’s business is not dependent on any contract to sell the major part of its products or to purchase the major part of its requirements for goods, services or raw materials, or on any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends. It is not expected that the Company’s business will be affected in the current financial year by the renegotiation, amendment or termination of contracts or subcontracts.

4.6 Environmental Protection

The Company’s exploration activities are subject to, and any future development and production operations will be subject to, environmental laws and regulations in the jurisdictions in which its operations are carried out. See “Risk Factors – Environmental, Health and Safety Regulations”.

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4.7 Employees

As of December 31, 2021, the Company had 7 full-time employees in Canada, 6 full-time employees in Mongolia, 2 full-time employee working in the United States and 5 non-independent consultants working in Bolivia, Canada and the United States.

The Company relies on and engages consultants on a contract basis to assist us to carry on the Company’s administrative and exploration activities

On an ongoing basis, the Company evaluates the required expertise and skills to execute its business strategy, and will seek to attract and retain the individuals required to meet the Company’s goals.

4.8 Foreign Operations

As the Company’s mineral exploration interests are principally located in Bolivia, the Company’s business is dependent on foreign operations. As a developing economy, operating in Bolivia has certain risks.  See “Risk Factors – Foreign Operations”.

4.9 Intangibles, Cycles and Changes to Contracts

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

4.10 Community, Environmental and Corporate Safety Policies

The Company's relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. The Company is focused on the development of sustainability programs for all stakeholders and understands that such programs contribute to the long-term benefit of the Company and society at large.

While the Company is committed to operating in a socially responsible manner and working towards entering into agreements in satisfaction of such requirements, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company’s business, financial position and operations.

5. RISK FACTORS

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company’s business and the present stage of the Company’s development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the Company’s current business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company’s securities.

The following factors are those which are the most applicable to the Company. The discussion which follows is not inclusive of all potential risks. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the mining business, the Company strives to manage these risks, to the greatest extent possible, to ensure that its assets are protected.

5.1 Impact of COVID-19 Pandemic

The Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. Global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions and vaccination programs have been initiated, certain jurisdictions that have previously lifted quarantines have been required to re‐impose them and vaccination programs may be implemented slower than expected or may not be as effective as expected due to a variety of factors including delays in distribution or the emergence of new strains which are resistant to vaccines. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 or experiencing “long COVID” as a result of prior COVID-19 infection has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company’s operating results, future prospects and the ability to raise capital.

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In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

The Company also cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries.

As the COVID-19 global pandemic is dynamic and, given that the ultimate duration and severity of the pandemic remains uncertain, the impact on the Company’s 2022 costs have greater uncertainty. Globally, COVID-19 continues to spread at a significant rate, while the duration of vaccine distributions remains uncertain. A local outbreak, the occurrence of new variants or changes in government health orders remains a significant risk.

5.2 Nature of Mineral Exploration and Mining

The Company's future is dependent on its exploration and development programs. The exploration and development of mineral deposits involve significant financial risks over a prolonged period of time, which may not be eliminated even through a combination of careful evaluation, experience and knowledge. Few properties that are explored are ultimately developed into economically viable operating mines. Major expenditures on the Company’s exploration properties may be required to construct mining and processing facilities at a site, and it is possible that even preliminary due diligence will show adverse results, leading to the abandonment of projects. It is impossible to ensure that preliminary or full feasibility studies on the Company’s projects, or the current or proposed exploration programs on any of the properties in which the Company has exploration rights, will result in any profitable commercial mining operations. The Company cannot give any assurance that its current and future exploration activities will result in a discovery of mineral deposits containing mineral reserves.

Estimates of mineral resources and any potential determination as to whether a mineral deposit will be commercially viable can also be affected by such factors as: the particular attributes of the deposit, such as its size and grade; unusual or unexpected geological formations and metallurgy; proximity to infrastructure; financing costs; precious metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of metal concentrates, exchange controls and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of any or all of these factors may result in the Company not receiving an adequate return on its invested capital or suffering material adverse effects to its business and financial condition. Exploration and development projects also face significant operational risks including but not limited to an inability to obtain access rights to properties, accidents, equipment breakdowns, labour disputes (including work stoppages and strikes), and other unanticipated interruptions.

5.3 Exploration and Development

None of the Company’s properties are currently under development. The future development of any property found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

•	the timing and cost of the construction of mining and processing facilities;

•	the availability and costs of skilled labor and mining equipment;

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•	the availability and cost of appropriate smelting and/or refining arrangements;

•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of those approvals and permits; and

•	the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties. It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will successfully establish mining operations, result in profitable operations or that vanadium, silver, coal or other metals will be produced at any of the Company’s properties.

All of the properties in which the Company holds an interest are considered to be in the exploration stage only and do not contain a known body of commercial minerals. The figures for the Company’s resources are estimates based on interpretation and assumptions and may yield less mineral production under actual operating conditions than is currently estimated. Unless otherwise indicated, mineralization figures presented in this AIF and in our other filings with securities regulatory authorities, news releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists. These estimates may be imprecise because they are based upon geological and engineering interpretation and statistical inferences drawn from drilling and sample analysis, stated operating conditions, and mineral processing tests, which may prove to be unreliable. There can be no assurance that:

•	these estimates will be accurate;

•	resource or other mineralization figures will be accurate; or

•	the resource or mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, other than Ulaan Ovoo, and have not defined or delineated any proven or probable reserves on any of its properties, the mineralization estimates for its properties may require adjustments including possible downward revisions based upon further exploration or development work, actual production experience, or current costs and sales prices. In addition, the quality of coal or grade of ore ultimately mined, if any, may differ from that indicated by drilling and beneficiation testing results. There can be no assurance that the type and amount of minerals recovered in laboratory analyses and small-scale beneficiation tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The resource estimates contained in this AIF have been estimated based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for vanadium, silver, coal or other metals may render portions of our mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Actual capital costs, operating costs, production and economic returns may differ significantly from those anticipated by the Company, and the Company cannot provide any assurance that any future development activities will result in profitable mining operations. The capital costs required to take the Company’s projects into production may be significantly higher than anticipated. None of the Company’s mineral properties has a sufficient operating history upon which the Company can base estimates of future operating costs. Any potential decisions about the possible development of these and other mineral properties would ultimately be based upon feasibility studies which may or may not be undertaken. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore or quality of the vanadium,

•	silver, coal or other minerals to be mined and/or processed;

•	anticipated recovery rates of metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

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Cash operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by the Company’s current studies and estimates, and there can be no assurance that our actual operating costs will not be higher than currently anticipated.

5.4 Liquidity and Additional Financing

The Company’s ability to continue its business operations is dependent on management's ability to secure additional financing. The Company’s only source of liquidity is its cash and cash equivalent balances. Liquidity requirements are managed based upon forecasted cash flows to ensure that there is sufficient working capital to meet the Company’s obligations.

The advancement, exploration, and development of the Company’s properties, including continuing exploration and development projects, and, if warranted, construction of mining facilities and the commencement of mining operations, will require substantial additional financing. As a result, the Company may be required to seek additional sources of equity financing in the near future. While the Company has been successful in raising such financing in the past, its ability to raise additional equity financing may be affected by numerous factors beyond its control including, but not limited to, adverse market conditions, commodity price changes, and economic downturns. There can be no assurance that the Company will be successful in obtaining any additional financing required to continue its business operations and/or to maintain its property interests, or that such financing will be sufficient to meet the Company’s objectives or obtained on terms favourable to the Company. Failure to obtain sufficient financing as and when required may result in the delay or indefinite postponement of exploration and/or development on any or all of the Company’s properties, or even a loss of property interest, which would have a material adverse effect on the Company’s business, financial condition, and results of operations.

5.5 No Earnings and History of Losses

The Company has not received any material revenue or net profit to date. Exploration and development of mineral properties requires large amounts of capital and usually results in accounting losses for many years before profitability is achieved, if ever. The Company has incurred losses and negative operating cash flow during the Company’s most recently completed financial year and for the current financial year to date. The Company believes that commercial mining activity is warranted on the Gibellini Project (as defined herein) and Pulacayo Project (as defined herein). Even if the Company is to undertake future development activity on any of its properties, there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future. The exploration of the Company’s properties depends on its ability to obtain additional required financing. There is no assurance that the Company will be successful in obtaining the required financing, which could cause the Company to postpone its exploration plans or result in the loss or substantial dilution of its interest in the Company’s properties.

The Company is in the exploration stage and will likely operate at a loss until its business becomes established. The Company will require additional financing in order to fund future operations. The Company’s ability to secure any required financing in order to commence and sustain its operations will depend in part upon prevailing capital market conditions as well as its business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to its management. If additional financing is raised by issuing Common Shares, control may change, and shareholders may suffer additional dilution. If adequate funds are not available or they are unavailable on acceptable terms, the Company may be required to scale back its business plan or cease operating.

The exploration for and development of minerals involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

The Company’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although precautions to minimize risk will be taken, operations are subject to hazards that may result in environmental pollution and consequent liability that could have a material adverse impact on our business, operations and financial performance.

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Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing vanadium, silver, coal and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of properties in which we have an interest will have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which our properties are located, often in poor climate conditions.

The Company’s long-term commercial success depends on its ability to find, acquire, develop and commercially produce vanadium, silver, coal and other minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

5.6 Market Price of the Common Shares

The common shares trade on the TSX under the symbol “ELEF”. The market price of securities of many companies, particularly exploration companies, experience wide fluctuations that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that an active market for the common shares will be sustained, or that fluctuations in the price of the common shares will not occur. The market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

5.7 Volatility of Commodity Prices

The development of the Company’s properties is dependent on the future prices of minerals and metals. As well, should any of the Company’s properties eventually enter commercial production, the Company’s profitability will be significantly affected by changes in the market prices of minerals and metals.

Precious metals prices are subject to volatile price movements, which can be material and occur over short periods of time and which are affected by numerous factors, all of which are beyond the Company’s control. Such factors include, but are not limited to, interest and exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, speculative trading, the costs of and levels of precious metals production, and political and economic conditions. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, the strength of and confidence in the U.S. dollar (the currency in which the prices of precious metals are generally quoted), and political developments.

The effect of these factors on the prices of precious metals, and therefore the economic viability of any of the Company's exploration projects, cannot be accurately determined. The prices of commodities have historically fluctuated widely, and future price declines could cause the development of (and any future commercial production from) the Company’s properties to be impracticable or uneconomical. As such, the Company may determine that it is not economically feasible to commence commercial production at some or all of its properties, which could have a material adverse impact on the Company’s financial performance and results of operations. In such a circumstance, the Company may also curtail or suspend some or all of its exploration activities.

5.8 Acquiring Title

The acquisition of title to mineral properties is a very detailed and time-consuming process. The Company may not be the registered holder of some or all of the claims and concessions comprising the Pulacayo Project or any of the mineral projects of the Company. These claims or concessions may currently be registered in the names of other individuals or entities, which may make it difficult for the Company to enforce its rights with respect to such claims or concessions. There can be no assurance that proposed or pending transfers will be effected as contemplated. Failure to acquire title to any of the claims or concessions at one or more of the Company’s projects may have a material adverse impact on the financial condition and results of operation of the Company.

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5.9 Title Matters

Once acquired, title to, and the area of, mineral properties may be disputed. There is no guarantee that title to one or more claims or concessions at the Company’s projects will not be challenged or impugned. There may be challenges to any of the Company’s titles which, if successful, could result in the loss or reduction of the Company’s interest in such titles. The Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties. The failure to comply with all applicable laws and regulations, including a failure to pay taxes or to carry out and file assessment work, can lead to the unilateral termination of concessions by mining authorities or other governmental entities.

5.10 Uncertainty and Inherent Sample Variability

Although the Company believes that the estimated mineral resources and mineral reserves at the Pulacayo Project have been delineated with appropriately spaced drilling, there exists inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Reliability of Mineral Resources Estimates Mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data, the nature of the mineralized body, and the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience. Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral resource estimates. Should reductions in mineral resources occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources should not be interpreted as assurances of mine life or the profitability of current or future operations. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition. Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves. Uncertainty Relating to Inferred Mineral Resources Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to indicated Mineral Resources with continued exploration. Term and Extension of Concession Contracts Non-compliance with concession contracts may lead to their early termination by the relevant mining authorities or other governmental entities. A company whose concession contracts were subject to termination could be prevented from being issued new concessions or from keeping the concessions that it already held. The Company is not aware of any cause for termination or any investigation or procedure aimed at the termination of any of its concession contracts.

5.11 Reliability of Mineral Resources Estimates

Mineral resources are estimates only, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Mineral resource estimates may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing and other relevant issues. There are numerous uncertainties inherent in estimating mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral resource estimate is a function of the quantity and quality of available data, the nature of the mineralized body, and the assumptions made and judgments used in engineering and geological interpretation. These estimates may require adjustments or downward revisions based upon further exploration or development work or actual production experience.

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Fluctuations in gold or silver prices, results of drilling, metallurgical testing and production, the evaluation of mine plans after the date of any estimate, permitting requirements or unforeseen technical or operational difficulties, may require revision of mineral resource estimates. Should reductions in mineral resources occur, the Company may be required to take a material write-down of its investment in mining properties, reduce the carrying value of one or more of its assets or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Mineral resources should not be interpreted as assurances of mine life or the profitability of current or future operations. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

Mineral resources are not mineral reserves and have a greater degree of uncertainty as to their existence and feasibility. There is no assurance that mineral resources will be upgraded to proven or probable mineral reserves.

5.12 Uncertainty Relating to Inferred Mineral Resources

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. However, it is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to indicated Mineral Resources with continued exploration.

5.13 Term and Extension of Concession Contracts

Non-compliance with concession contracts may lead to their early termination by the relevant mining authorities or other governmental entities. A company whose concession contracts were subject to termination could be prevented from being issued new concessions or from keeping the concessions that it already held. The Company is not aware of any cause for termination or any investigation or procedure aimed at the termination of any of its concession contracts.

5.14 Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2020. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

5.15 Foreign Currency Risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has exploration projects in the United States, Bolivia and Mongolia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollar, Bolivian boliviano and Mongolian tugrik into its reporting currency, the Canadian dollar. Based on the above, net exposures as at December 31, 2020, with other variables unchanged, a 10% (December 31, 2019 – 10%, December 31, 2018 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $100,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $73,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $28,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

5.16 Commodity and Equity Price Risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

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The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

5.17 Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and receivables. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

5.18 Competitive Conditions

Significant competition exists in the mineral exploration and mining business. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield resources, reserves or results for commercial mining operations and failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

5.19 Substantial Volatility of Share Price

The market prices for the securities of mining companies, including the Company’s securities, have historically been highly volatile. The market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as announcements and the public’s reaction, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, acquisitions or sales, equity financings by the Company, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Company’s common shares.

Any negative change in the public’s perception of Silver Elephant’s prospects could cause the price of the Company’s securities, including the price of its common shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of the Company’s securities, including the price of its common shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

5.20 Need for Additional Financing

The Company’s current cash and cash-flows may not be sufficient to pursue additional exploration, development or new acquisitions and, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company’s common shares and could result in dilution to shareholders and the interests of shareholders in the net assets of the Company may be diluted.

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5.21 Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the mining industry with a focus on silver and gold. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Any future acquisitions would be accompanied by risks, such as a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms; the quality of the mineral deposit acquired proving to be lower than expected; the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of its ongoing business; the inability of management to realize anticipated synergies and maximize its financial and strategic position; the failure to maintain uniform standards, controls, procedures and policies; and the potential for unknown or unanticipated liabilities associated with acquired assets and businesses, including tax, environmental or other liabilities. The attention required from the Company’s management team may detract from the Company’s day-to-day operations. There can be no assurance that any business or assets acquired in the future will prove to be profitable, that the Company will be able to integrate the acquired businesses or assets successfully or that the Company will identify all potential liabilities during the course of due diligence. Any of these factors could have a material adverse effect on its business, expansion, results of operations and financial condition.

Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

5.22 Foreign Operations

Certain of the Company’s current exploration properties are located in Bolivia and Mongolia. In these countries, their operations may be exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, political and bureaucratic corruption and uncertainty, terrorism, hostage taking, military repression, fluctuations in currency exchange rates, high rates of inflation, labor unrest, civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions may result in a government adopting different policies with respect to foreign development and ownership of mineral resources. Any changes in policy may result in changes in laws affecting ownership of assets, foreign investment, taxation, rates of exchange, resource sales, environmental protection, labour relations or practices, price controls, repatriation of income, and return of capital which may affect both our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop, and operate those properties to which we have rights relating to exploration, development, and operations.

Any changes in regulations or shifts in political attitudes in Bolivia and Mongolia are beyond the Company’s control and may adversely affect the Company’s business, financial condition and prospects.

The Bolivian government adopted a new constitution (referred to as the “NCPE”) in early 2009 which increased state control over key economic sectors, including mining. The NCPE provides that all minerals, among all natural resources, belong to the Bolivian people who are represented by the government. Such entity is the only one capable of managing all minerals throughout the production chain. Consequently, only the Bolivian central government possesses the authority to grant mining rights. Bolivian President Evo Morales signed a new law, the Law of Mining Rights, increasing the State’s expropriation powers over the mining sector. It was specifically drafted to target mines deemed by the state as unproductive, inactive or idle. The Bolivian government has assigned responsibility for determining whether a concession is idle to the Vice Ministry of Regulation, Auditing and Mining Policy. Mining areas occupied by cooperatives or local groups will not be regarded as idle. There have been recent actions by the government of Bolivia to ease concerns of foreign exploration and mining investors. As reported in the Mining Journal, at a UK-Bolivia trade and investment forum in London in June of 2016, Félix César Navarro, Minister of Mining and Metallurgy (“Minister Navarro”), talked of new safeguards for foreign investors looking to put cash into the country, stating, that new contracts governing exploration, mining and processing were currently going through Bolivia’s congress that would give foreign investors the legal security they need to invest in the country (report by Mining Journal June 10, 2016). Certain Company officials also met with Minister Navarro in March, October and November of 2016. During the meeting in March at the 2016 PDAC convention, Minister Navarro expressed his full support for the start-up and development of the Pulacayo mine. During the October meeting, Minister Navarro stated that the aim of the recent mining regulation is to support the investors and ensure the inclusion of cooperative labor in their projects. At the November meeting, Minister Navarro stated that both public and private mining sectors will try to attract foreign investment disclosing and sharing their experience with investors from several parts of the world. We consider our investment in the Pulacayo Project to be safe. However, we cannot provide any assurance that our operations at the Pulacayo Project will not be affected by changes in the political environment of Bolivia or the political attitudes of the Bolivian government. Further, there can be no assurance that neighboring countries’ political and economic policies in relation to Bolivia will also not have adverse economic effects on our business, including our ability to transport and sell our product and access construction labor, supplies and materials.

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The Mongolian legal system shares several of the qualitative characteristics typically found in a developing country and many of its laws, particularly with respect to matters of environment and taxation, are still evolving. A transaction or business structure that would likely be regarded under a more established legal system as appropriate and relatively straightforward might be regarded in Mongolia as outside the scope of existing Mongolian law, regulation, or legal precedent. As the legal framework in Mongolia is in many instances based on recent political reforms or newly enacted legislation which may not be consistent with long-standing conventions and customs, certain business arrangements or structures and certain tax planning mechanisms may carry significant risks. In particular, when business objectives and practicalities dictate the use of arrangements and structures that, while not necessarily contrary to settled Mongolian law, are sufficiently novel within a Mongolian legal context, it is possible that such arrangements may be invalidated.

The legal system in Mongolia has inherent uncertainties that could limit the legal protections available to us. These uncertainties include, without limitation: (i) inconsistencies between laws; (ii) limited judicial and administrative guidance on interpreting Mongolian legislation; (iii) substantial gaps in the regulatory structure due to delay or absence of implementing regulations; (iv) the lack of established interpretations of new principles of Mongolian legislation, particularly those relating to business, corporate and securities laws; (v) a lack of judicial independence from political, social and commercial forces; and (vi) bankruptcy procedures that are not well developed and are subject to abuse. The Mongolian judicial system has relative little experience in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation, it may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

In addition, while legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Whether legitimate or not, expropriation or nationalization of any of our assets, or portions thereof, potentially without adequate or any compensation, could materially and adversely affect our business and results of operations. Further, there can be no assurance that neighboring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on our business, including our ability to transport and sell our product and access construction labor, supplies and materials.

5.23 Governmental Regulation

The mineral exploration and development activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people, and other matters in local areas of operation. Although the Company’s exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail exploration, development, or production. Amendments to current laws and regulations governing the Company’s operations, or more stringent implementation thereof, could have an adverse impact on the Company’s business and financial condition.

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with certain mining operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines, and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines, and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and their directors, officers, and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of the Company’s future operations.

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Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities that could cause operations to cease or be curtailed. Other enforcement actions may include corrective measures requiring capital expenditures, the installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of such mining activities and may have civil or criminal fines or penalties imposed upon them for violations of applicable laws or regulations.

In Bolivia, recent and anticipated changes to mining laws and policies and mining taxes and expected changes in governmental regulation or governmental actions may adversely affect the Company. On May 28, 2014, Law 535 of Mining and Metallurgy (which the Company refers to as the “May Mining Law”) was adopted and placed into effect. Pursuant to the May Mining Law, the Company must develop its mining activities to comply with the economic and social function, which means observing the sustainability of the mining activities, work creation, respecting the rights of our mining workers, and ensuring the payment of mining patents and the continuity of existing activities.

The Framework Law on Mother Earth and Integral Development for Living Well (together with the May Mining Law, the “New Mining Laws”), in effect since October 15, 2012, prioritizes the importance of nature to the Bolivian people and could have significant consequences to the country’s mining industry. This law established 11 new rights for “mother earth” including, the right to life and to exist; the right to continue vital cycle and processes free from human alteration; the right to pure water and clean air; the right to balance; the right not to be polluted; and the right to not have cellular structure modified or genetically altered. At present, it is unclear how the New Mining Laws will affect exploration companies with projects in the area or how the law will be enforced.

In the past, the Government of Bolivia has nationalized the assets of certain companies in various industries. Nationalization or other expropriation of our assets, without adequate compensation, could have a material adverse effect on our business and/or result in the total loss of our investment in Bolivia.

The Company’s activities are subject to government approvals, various laws governing prospecting, development, land resumptions, production taxes, labor standards and occupational health, mine safety, toxic substances and other matters, including issues affecting local native populations. Although the Company believes that its activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations, including by the new Biden administration in the United States and proposed changes to tax laws in Nevada, and activities of exploration and mining, or more stringent implementation thereof, could have a material adverse impact on our business, operations and financial performance. Further, the mining licenses and permits issued in respect of our projects may be subject to conditions which, if not satisfied, may lead to the revocation of such licenses. In the event of revocation, the value of our investments in such projects may decline.

In the United States, the tenures are in the form of claims where exploration and development rights are retained so long as annual maintenance fees are paid and certain forms filed. The maintenance fees may be substantial with a large number of claims and the fees are adjusted periodically. Diligent periodic assessment of the resource and development value of claims by the claimant is required.

5.24 Permitting

The operations of the Company require licenses and permits from various governmental authorities. The Company will use its best efforts to obtain all necessary licenses and permits to carry on the activities which it intends to conduct, and it intends to comply in all material respects with the terms of such licenses and permits. However, there can be no guarantee that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development, or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the imposition of fines or penalties as well as criminal charges against the Company for violations of applicable laws or regulations.

5.25 Surface Rights

The Company does not own all of the surface rights at its properties and there is no assurance that surface rights owned by the government or third parties will be granted, nor that they will be on reasonable terms if granted. Failure to acquire surface rights may impact the Company’s ability to access its properties, as well as its ability to commence and/or complete construction or production, any of which would have a material adverse effect on the profitability of the Company’s future operations.

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5.26 Dependence on Key Personnel

The Company’s future growth and its ability to develop depend, to a significant extent, on its ability to attract and retain highly qualified personnel. The Company relies on a limited number of key employees, consultants, and members of senior management, and there is no assurance that the Company will be able to retain such personnel. The loss of one or more key employees, consultants or members of senior management, if such persons are not replaced, could have a material adverse effect on the Company’s business, financial condition, and prospects.

To operate successfully and manage its potential future growth, the Company must attract and retain highly qualified engineering, managerial and financial personnel. The Company faces intense competition for qualified personnel in these areas, and there can be no certainty that the Company will be able to attract and retain qualified personnel. If the Company is unable to hire and retain additional qualified personnel in the future to develop its properties, its business, financial condition, and operating results could be adversely affected.

5.27 Uninsurable Risks

Mining operations generally involve a high degree of risk. Exploration, development, and production operations on mineral properties involve numerous risks, including but not limited to unexpected or unusual geological operating conditions, seismic activity, rock bursts, cave-ins, fires, floods, landslides, earthquakes, and other environmental occurrences, risks relating to the shipment of precious metal concentrates or ore bars, and political and social instability, any of which could result in damage to, or destruction of, the mine and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that appropriate precautions to mitigate these risks are being taken, operations are subject to hazards such as equipment failure or failure of structures, which may result in environmental pollution and consequent liability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate the Company’s future profitability and result in increasing costs and a decline in the value of the Common Shares. The Company does not maintain insurance against title, political or environmental risks.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. The potential costs that could be associated with any liabilities not covered by insurance or in excess of insurance coverage may cause substantial delays and require significant capital outlays, thereby adversely affecting the Company’s business and financial condition.

5.28 Global Financial Conditions

Current global financial conditions have been subject to increased volatility, and access to public financing, particularly for junior resource companies, has been negatively impacted. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, such financing may not be on terms favourable to the Company. If increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the value and price of the Common Shares could be adversely affected.

5.29 Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company operates and judgments as to their interpretation and application to the Company’s specific situation. The Company’s business and operations of the business and operations of its subsidiaries is complex, and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Company’s interpretation of, and compliance with, relevant tax legislation and regulations. While the Company’s management believes that the provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities, which may challenge the Company’s interpretation of the applicable tax legislation and regulations. Any review or adjustment may have a material adverse effect on the Company’s financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the USA, Bolivia or Mongolia or any other countries in which the Company’s subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company’s taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company’s profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

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5.30 Environmental, Health and Safety Regulations

Mining is an extractive industry that impacts the environment. The Company’s goal is to constantly evaluate ways to minimize that impact. The Company has strived to meet or exceed environmental standards at the Pulacayo Project, and the Company expects to continue this approach through effective engagement with affected stakeholders, including local communities, government and regulatory agencies.

The Company is currently active only in Bolivia, which has established environmental standards and regulations that the Company will strive to exceed. The Company's environmental performance is overseen at the board of directors' level and environmental performance is the responsibility of the Company. In common with other natural resources and mineral processing companies, the Company’s operations generate hazardous and non-hazardous waste, effluent and emissions into the atmosphere, water and soil in compliance with local and international regulations and standards. There are numerous environmental laws in Canada and Bolivia that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, air and water quality, emissions standards and disposal of waste.

The Company recognizes environmental management as a corporate priority and places a strong emphasis on preserving the environment for future generations, while also providing for safe, responsible and profitable operations by developing natural resources for the benefit of its employees, shareholders and communities. The Company intends to maintain the standards of excellence for environmental performance it has set at its mining properties into the future and has adopted various measures in order to do so.

Cognizant of its responsibility to the environment, the Company will strive to conform with all applicable environmental laws and regulations and to promote the respect of the environment in its activities. Employees are expected to maintain compliance with the letter and spirit of all laws governing the jurisdictions in which they perform their duties. Specifically, employees are expected to support the Company’s efforts to develop, implement and maintain procedures and programs designed to protect and preserve the environment.

5.31 Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

5.32 Indigenous Peoples’ Title Claims

Certain of the Company’s properties are located on land that is or may become subject to traditional territory, title claims and/or claims of cultural significance by certain Native American tribes or Aboriginal communities and stakeholders, and such claims and the attendant obligations of the provincial and federal governments to those tribal or Aboriginal communities and stakeholders may affect the Company’s current and future operations.

Native American and Aboriginal interests and rights as well as related consultation issues may impact the Company’s ability to pursue exploration and development at our U.S. and Canadian properties. There is no assurance that claims or other assertion of rights by tribal or Aboriginal communities and stakeholders or consultation issues will not arise on or with respect to the Company’s properties or activities. These could result in significant costs and delays or materially restrict the Company’s activities. Opposition by Native American tribes or Aboriginal communities and stakeholders to the Company’s presence, operations or development on land subject to their traditional territory or title claims or in areas of cultural significance could negatively impact the Company in terms of public perception, costly legal proceedings, potential blockades or other interference by third parties in the Company’s operations, or court-ordered relief impacting the Company’s operations. In addition, the Company may be required to, or may voluntarily, enter into certain agreements with such Native American tribes or Aboriginal communities and stakeholders in order to facilitate development of the Company’s properties, which could reduce the expected earnings or income from any future production.

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5.33 Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s Chief Executive Officer, President, Chief Financial Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. There can be no assurance that the Company will be successful in attracting, training and retaining qualified personnel. If the Company is not able to attract, hire and retain qualified personnel, the efficiency of the Company’s operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition. The lack of availability of qualified personnel may also cause the Company to experience increases in recruiting and training costs and decreases in operating efficiency, productivity and profit margins.

5.34 Option and Joint Venture Agreements

The Company has and may continue to enter into option agreements and/or joint ventures as a means of gaining property interests and raising funds. Any failure of any partner to meet its obligations to the Company or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Company. Pursuant to the terms of certain of the Company’s existing option agreements, the Company is required to comply with exploration and community relations obligations, among others, any of which may adversely affect the Company’s business, financial results, and condition.

Under the terms of such option agreements, the Company may be required to comply with applicable laws, which may require the payment of maintenance fees and corresponding royalties in the event of exploitation/production. The costs of complying with option agreements are difficult to predict with any degree of certainty; however, were the Company forced to suspend operations on any of its concessions or pay any material fees, royalties or taxes, it could result in a material adverse effect to the Company’s business, financial results and condition.

The Company may be unable to exert direct influence over strategic decisions made in respect of properties that are subject to the terms of these agreements, and the result may be a materially adverse impact on the strategic value of the underlying concessions.

5.35 Mergers and Amalgamations

The ability to realize the benefits of any merger or amalgamation completed by the Company will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Company following completion of any such arrangement, and from operational matters during such a process.

5.36 Community Relations

The Company’s relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects.

While the Company is committed to operating in a socially responsible manner and working towards entering into agreements in satisfaction of such requirements, there is no guarantee that its efforts will be successful, in which case interventions by third parties could have a material adverse effect on the Company’s business, financial position and operations.

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5.37 Potential Conflicts of Interest

The Company engages in extensive related party transactions, which may result in conflicts of interest involving our management.

The Company has engaged and continues to engage in extensive related party transactions involving certain of the Company’s management. Such related party transactions could cause the Company to become materially dependent on the related parties in the ongoing conduct of our business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the Company and its stockholders. Related party transactions often present conflicts of interest could result in disadvantages to the Company, and may impair investor confidence, all of which could materially and adversely affect the Company.

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs;

(ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

5.38 Infrastructure

Mining, processing, development, and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, and water supplies, as well as the location of population centres and pools of labour, are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could impact the Company’s ability to explore its properties, thereby adversely affecting its business and financial condition.

5.39 Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company’s earnings per share.

5.40 Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

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5.41 Material weaknesses in the internal control over financial reporting

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”) which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the business and negatively affect the trading price of the Company’s common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause us to fail to meet reporting obligations.

Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

As a foreign private issuer, we are permitted to file less information with the SEC than a company that is not a foreign private issuer or that files as a domestic issuer.

As a “foreign private issuer,” the Company are exempt from certain rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a domestic issuer whose securities are registered under the Exchange Act, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. For as long as we are a foreign private issuer we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish will not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We will lose our current status as a foreign private issuer if (1) a majority of our Common Shares are directly or indirectly held of record by residents of the United States; and (2) either (a) a majority of our executive officers or directors are U.S. citizens or residents, or (b) more than 50 percent of our assets are located in the United States, or (c) our business is administered principally in the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules. Further, we would be required to comply with United States generally accepted accounting principles, as opposed to IFRS, in the preparation and issuance of our financial statements for historical and current periods. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

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5.42 Claims under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

5.43 Lack of Dividends

The Company has never declared or paid any dividends on the common shares. Silver Elephant intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of the Company and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund the Company’s exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Any decision to pay dividends on our Common Shares will be made by our Corporate Governance and Compensation Committee on the basis of our earnings, financial requirements and other conditions.

5.44 Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark- to-market loss in respect of such derivative products. Volatility of external factors beyond the Company’s control may result in substantial and permanent losses. Furthermore, to adequately reduce these risks to acceptable levels, available investment alternatives may result in limited or no return on these assets and any derivative which may be acquired in attempt to mitigate these risks may be ineffective.

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held‐to‐maturity, marketable securities, loans and receivables or at fair value though profit and loss (“FVTPL”). FVTPL comprises derivatives and financial assets acquired principally for the purpose of selling or repurchasing in the near term. They are carried at fair value with changes in fair value recognized in profit or loss. The Company’s cash is classified as FVTPL.

Marketable securities instruments are measured at fair value with changes in fair value recognized in other comprehensive income. Where a decline in the fair value of marketable securities constitutes objective evidence of impairment, the amount of the loss is removed from accumulated other comprehensive income and recognized in profit or loss. The Company’s investments are classified as marketable securities. Marketable securities consist of investment in Common Shares of public companies and therefore have no fixed maturity date or coupon rate. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

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All financial assets except those measured at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence of impairment as a result of one or more events that have occurred after initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. An evaluation is made as to whether a decline in fair value is significant or prolonged based on an analysis of indicators such as market price of the investment and significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If a financial asset is impaired, an amount equal to the difference between its carrying value and its current fair value is transferred from Accumulated Other Comprehensive Income (Loss) and recognized in the consolidated statement of operations. Reversals of impairment charges in respect of equity instruments classified as available-for-sale are not recognized in the consolidated statement of operations.

The Company considers that the carrying amount of all its financial assets and financial liabilities measure at amortized cost approximates their fair value due to their short-term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities.

2019

At December 31, 2019, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $3,017,704, amortized cost – receivables of $246,671, restricted cash equivalents of $34,500, and accounts payable of $2,420,392.

2020

At December 31, 2020, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $7,608,149, amortized cost – receivables of $75,765, restricted cash equivalents of $34,500, and accounts payable of $1,759,163.

2021

At December 31, 2021, our financial assets and financial liabilities were categorized as follows: FVTPL – cash of $579,508, amortized cost – receivables of $79,036, restricted cash equivalents of $34,500, and accounts payable of $2,502,139.

5.45 Information Systems and Cyber Security

The Company relies on information technology (“IT”) systems and networks in the Company’s operations which are provided and maintained by third-party contractors.

The availability, capacity, reliability and security of these IT systems could be subject to network disruptions caused by a variety of malicious sources, including computer viruses, security breaches, cyber-attacks and theft, as well as network and/or hardware disruptions resulting from unexpected failures such as human error, software or hardware defects, natural disasters, fire, flood or power loss. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such failure and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that if such an event were to occur, the Company’s response may not be adequate to immediately address all of the potential repercussions of the incident. In the event of a disaster affecting the Company’s head office, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. The failure of the Company’s IT systems or a component thereof could, depending on the nature, materially impact our financial condition, results of operations, reputation and share price.

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Unauthorized access to the Company’s IT systems as a result of cyber-attacks could lead to exposure, corruption or loss of confidential information, and disruption to our communications, operations, business activities or our competitive position. Further, disruption of critical IT services, or breaches of information security, could expose the Company to financial losses and regulatory or legal action. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber- security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems. Although these measures are robust, they cannot possibly prevent all types of cyber-threat. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and the Company may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber-threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

5.46 Litigation and Regulatory Proceedings

The Company may be subject to civil claims (including class action claims) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with the Company’s operations, or investigations relating thereto. While the Company is presently unable to quantify any potential liability under any of the above heads of damage, such liability may be material and may materially adversely affect the Company’s ability to continue operations. In addition, the Company may be subject to actions or related investigations by governmental or regulatory authorities in connection with its business activities, including, but not limited to, current and historic activities at the Company’s properties. Such actions may include prosecution for breach of relevant legislation or failure to comply with the terms of the Company’s licenses and permits and may result in liability for pollution, other fines or penalties, revocations of consents, permits, approvals or licenses or similar actions, which could be material and may impact the results of the Company’s operations. The Company’s current insurance coverage may not be adequate to cover any or all the potential losses, liabilities and damages that could result from the civil and/or regulatory actions referred to above.

6. Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

7. Mineral Projects – Recent Developments

Summary of Mineral Reserves and Mineral Resources Estimates

Currently, the Company considers only the Pulacayo Project to be material. The Company does not currently consider the interests the Company holds in its other projects to be material. Portions of the following excerpts are based on the assumptions, qualifications and procedures set forth in the respective technical reports which, while not fully described herein, have been filed on SEDAR (available at www.sedar.com).

As at December 31, 2021, below is a summary of the mining and energy properties and projects held by the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Nevada Vanadium LLC

Holds the Gibellini Project, which is comprised of Gibellini and Louie Hill deposits by 209 Nevada Vanadium claims and 40 "Deitrich" claims under the Deitrich Lease Agreement as amended on April 19, 2018 as well as the historic Bisoni deposit (201 lode claims). Nevada Vanadium owns 450 Gibellini claims and 100% interest of the Bisoni deposit claims in Nevada, USA.

VC Exploration (US) Inc.	Holds a 100% interest in 105 unpatented lode mining claims that comprise a portion of the Gibellini Project in Nevada, USA.
Silver Elephant Mining Corp.	Holds a 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Silver Elephant Mining Corp.	Holds a 100% interest in 94 mineral claims and 2 mining leases covering 197 square kilometers located in the Province of Manitoba, Canada.
Red Hill Mongolia LLC	Holds a 100% interest in the Ulaan Ovoo Property located in Selenge Province, Mongolia.

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Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the "Chandgana Project."

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include "Temeridad" and "Real De Monte" concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

Illumina Silver Mining Corp.

Holds the Triunfo SPA to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia. Subject to the provisions of the Triunfo SPA, the vendor irrevocably agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of USD$1,100,000, consisting of USD$100,000 on Triunfo SPA signing (paid), and USD$1,000,000 on or before June 15, 2025.

Illumina Silver Mining Corp.

Holds the Sunawayo SPA to acquire the Sunawayo Project. The Sunawayo Project is patented land which the Company has acquired through the Sunawayo SPA, whereas the adjacent Malku Khota silver project in Bolivia is unpatented land administered by COMIBOL. In January 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

As of the date of this AIF, the Company holds mining and energy properties and projects through the Company and the following subsidiaries:

Subsidiary	Mining Properties and Projects
Silver Elephant Mining Corp.	Holds a 100% interest in the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada.
Silver Elephant Mining Corp.	Holds a 100% interest in 94 mineral claims and 2 mining leases covering 197 square kilometers located in the Province of Manitoba, Canada.
Red Hill Mongolia LLC	Holds a 100% interest in the Ulaan Ovoo Property located in Selenge Province, Mongolia.
Chandgana Coal LLC

Holds a 100% interest in the Chandgana Tal coal property and Khavtgai Uul Property located in Khentii province, Mongolia. We refer to the Chandgana Tal coal property and the Khavtgai Uul Property collectively as the "Chandgana Project."

Prophecy Power Generation LLC	Holds the land use right and construction license for the Chandgana Project planned in Khentii province, Mongolia.
ASC Bolivia LDC Sucursal Bolivia

Holds a 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. Rights include "Temeridad" and "Real De Monte" concessions at Paca and are administered by COMIBOL and thus are part of the Pulacayo MPC.

Illumina Silver Mining Corp.

Holds the Triunfo SPA to acquire the El Triunfo Gold-Silver-Lead-Zinc Project in La Paz District, Bolivia. Subject to the provisions of the Triunfo SPA, the vendor irrevocably agreed to sell, assign, and transfer to the Company, and the Company agreed to purchase from the vendor, the mining rights of the Triunfo Project upon the Company paying the vendor the sum of USD$1,100,000, consisting of USD$100,000 on Triunfo SPA signing (paid), and USD$1,000,000 on or before June 15, 2025.

Illumina Silver Mining Corp.

Holds the Sunawayo SPA to acquire the Sunawayo Project. The Sunawayo Project is patented land which the Company has acquired through the Sunawayo SPA, whereas the adjacent Malku Khota silver project in Bolivia is unpatented land administered by COMIBOL. In January 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is under review.

The executive summary of the Pulacayo Project attached hereto as Schedule “A” is extracted from the Pulacayo Technical Report. The detailed disclosure on the Pulacayo Project in the Pulacayo Technical Report is incorporated into this AIF by reference and the summary attached as Schedule “A” is subject to all the assumptions, qualifications and procedures set out in the Pulacayo Technical Report. The complete report can be viewed on SEDAR at www.sedar.com.

Pulacayo Project, Bolivia

The scientific and technical information in this section of this AIF that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. The Pulacayo Technical Report was prepared by Matthew Harrington, P.Geo., of Mercator Geological Services Limited, Michael Cullen, P.Geo. of Mercator Geological Services Limited and Osvaldo Arce, Ph.D., P. Geo., Independent Consultant. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report has been filed under the Company’s SEDAR profile at www.SEDAR.com.

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The discussion below includes the Pulacayo and Paca silver-lead-zinc deposits and related concessions located in Bolivia (the “Pulacayo Project”).

On January 2, 2015, pursuant to the terms of the acquisition agreement entered into between the Company and Apogee Silver Ltd. the Company acquired the Pulacayo Project through the acquisition of the issued and outstanding shares of ASC Holdings Limited and ASC Bolivia LDC, which together, hold the issued and outstanding shares of ASC Bolivia LDC Sucursal Bolivia. ASC Bolivia LDC Sucursal Bolivia controls the mining rights to the concessions through a separate joint venture agreement with the Pulacayo Ltda. Mining Cooperative (the "Pulacayo Mining Cooperative") who hold the mining rights through a lease agreement with state owned Mining Corporation of Bolivia, COMIBOL.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except Apuradita from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with Apuradita, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Project Location

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 km east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 km south-southeast of the national capital of La Paz and 150 km southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Bolivia is a landlocked country located in central South America and includes diverse geographic and climatic conditions that range from snow-capped peaks and high-altitude plateaus to vast, low-lying grasslands and rainforests. The country is normally accessible by international air travel from Miami (American Airlines), Mexico City, Brazil, Chile (LAN), Argentina and Peru (Taca Airlines). In addition, local Bolivian airlines fly regular internal flights between major cities, with several flights a week to a newly paved runway at Uyuni city, located 18 km south of the Pulacayo property. While these routes and access methods are normally available, at the time of writing airline travel to and from Bolivia, as well as internally within the country, plus land travel within the country, had been materially reduced due to the effects of the internationally extensive Novel Coronavirus (Covid19) pandemic. It is not clear how long this will continue.

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The principal highways are generally paved, and heavy trucks and buses dominate road traffic outside of the major cities. For the most part, road freight service functions adequately even to small remote villages. The Pulacayo project is accessed from La Paz by means of a paved road, which runs to the area of Huari, passing through Oruro. It can also be accessed by the road between Oruro and Potosí and from Potosí to Uyuni by a good quality paved road. Paving of the road from Potosí to Uyuni began in 2007 and has now been completed to Potosi. Secondary roads can be best described as “tracks” and winding, single lane roads are often precariously carved out of steep slopes.

There is also a reasonably well-developed rail system with connections south to Argentina, east to Brazil and west to Chile and the port of Antofagasta. Rail service from Uyuni connects with Oruro, Atocha, Tupiza, and Villazon (on the border with Argentina). Uyuni is also connected by railway to Chile through Estación Abaroa. Disused rail lines exist between Uyuni-Potosí and Oruro-La Paz. The figure below presents major highway and rail routes of Bolivia relative to the Pulacayo project’s location.

Major Routes and Physiographic Regions in Bolivia

Climate and Physiography

Two Andean mountain chains run through western Bolivia, with many peaks rising to elevations greater than 6,000 m above sea level. The western Cordillera Occidental Real forms Bolivia’s western boundary with Peru and Chile, extending southeast from Lake Titicaca and then south across central Bolivia to join with the Cordillera Central along the country’s southern border with Argentina. Between these two mountain chains is the Altiplano, a high flat plain system at elevations between 3,500 m and 4,000 m above sea level. East of the Cordillera Central a lower altitude region of rolling hills and fertile basins having a tropical climate occurs between elevations of 300 m and 400 m above sea level. To the north, the Andes adjoin tropical lowlands of Brazil’s Amazon Basin.

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Climate within Bolivia is altitude related. The rainy period lasts from November to March and corresponds with the southern hemisphere’s summer season. Of the major cities, only Potosí receives regular snowfalls, with these typically occurring between February and April at the end of the rainy season. La Paz and Oruro occasionally receive light snow. On the Altiplano and in higher altitude areas, sub-zero temperatures are frequent at night throughout the year. Snow-capped peaks are present year-round at elevations greater than approximately 5,200 m.

The Pulacayo Project area is located immediately southwest of the Cosuño Caldera and local topographic relief is gentle to moderate, with elevations ranging between 4,000 m and 4,500 m above sea level. The Paca and Pulacayo volcanic domes are volcanic structures that exist as prominent topographic highs in this area. The area has a semi-arid climate, with annual rainfall of approximately 100 mm and a mean summer temperature of 12° C between October and March. During winter, minimum temperatures reach the -20 to -25° C range and summer maximums in the 18 to 20° C range occur in June and July. Yearly mean temperature is 5.5° C. Vegetation is sparse to non-existent and consists of only local low bushes.

Local resources and Infrastructure

Bolivia has a long history as a significant primary producer of silver and tin, with associated secondary production of gold, copper, antimony, bismuth, tungsten, sulphur and iron. The country also contains sizeable reserves of natural gas that have not been fully developed to date due to export issues and limited access to required infrastructure.

The country has an abundance of hydroelectric power and transmission lines which parallel the road system provide service to most major settlements. Remote villages generally have diesel generators which run infrequently during evening hours. Transmission lines from the hydroelectric plants of Landara, Punutuma, and Yura that were reconditioned by a joint venture between COMIBOL and the Valle Hermoso Electrical Company pass within a few kilometers of Pulacayo.

Telephone service and internet access are available in most areas and cellular telephone service is widespread. However, coverage is not complete and international connectivity is not ensured. Local communication services in the area are good and consist of an ENTEL-based long-distance telephone service, a GSM signal for cell phones and two antennae for reception and transmission of signals from national television stations. Apogee installed a satellite receiver to provide internet access for its operation and this service is shared with the Pulacayo Mining Cooperative. An adequate supply of potable water for the town is supplied by pipeline from a dam and reservoir (Yana Pollera) facility located 28 km from Pulacayo in the Cerro Cosuño.

Coeur d’Alene Mines Corporation (San Bartolome), Pan American Silver Ltd. (San Vicente), Glencore International plc (Sinchi Wayra) and Sumitomo Corporation (San Cristóbal) are significant international companies with producing mines in this region in recent years. Basic exploration services are available in Bolivia and include several small diamond core drilling contractors, the ALS Group, which operates an analytical services sample preparation facility in Oruro, the SGS Group, which has analytical services and preparation facilities in La Paz, and several locally owned assay facilities. The Bolivian National School of Engineering operates a technical college in Oruro (Universidad Técnica de Oruro) that includes a mineral processing department and laboratory facilities that provide commercial services to the mining industry. In general, an adequate supply of junior to intermediate level geologists, metallurgists, mining engineers and chemists is currently considered to be present in the country.

Since down-sizing of site operations at Pulacayo by Apogee in 2013-2014, the population of the community has dropped to approximately 300 to 400 permanent residents, many of whom are associated with the Pulacayo Mining Cooperative. The village has a state-run school and medical services are provided by the state’s Caja Nacional de Seguros (National Insurance Fund). A hospital and clinic function independently. Numerous dwellings and mining related buildings in Pulacayo are owned by COMIBOL and some of these have been donated to the Pulacayo Mining Cooperative. Under terms of the Shared Risk Contract, COMIBOL makes some mining infrastructure available for use by the Company.

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Property

Ownership of the Pulacayo Project properties was completed through a number of joint venture agreements. Apogee Minerals Ltd. (renamed “Apogee Silver Ltd.” in March 2011) controlled 100% of the Pulacayo Project through an agreement with Golden Minerals Company ("GMC"), the successor of Apex Silver Company before its acquisition by us. GMC’s former Bolivian subsidiary, ASC Bolivia LDC Sucursal Bolivia ("ASC"), holds the mining rights to the concessions through a joint venture with the Pulacayo Mining Cooperative, which in turn has a lease agreement with COMIBOL, the state mining corporation of Bolivia. On January 21, 2011, Apogee entered into a definitive agreement with GMC to acquire all of the issued share capital of ASC, which holds a 100% interest in the Pulacayo Project. Pursuant to the applicable agreement, Apogee acquired all of the issued and outstanding shares of the subsidiary from GMC in consideration for Common Shares of Apogee upon closing of the transaction, and an additional block of Common Shares and a cash fee eighteen (18) months following closing of the transaction. In January 2015, Prophecy Coal Corp. (predecessor to the Company) completed a purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC (which hold ASC, the holder of Apogee’s mining joint venture interest in the Pulacayo Project) (collectively, the "Apogee Subsidiaries") and thus Apogee’s interest in the mining joint venture. The term of the joint venture agreement is 23 years and started on July 30, 2002. ASC Bolivia LDC is committed to pay to COMIBOL USD$1,000 during the exploration period. During the mining period, ASC Bolivia LDC will pay COMIBOL the equivalent of 2.5% of the Net Smelter Return (NSR) and 1.5% of the NSR to the Pulacayo Mining Cooperative. On September 1, 2016, the Bolivian government issued Supreme Decree N° 2891 which was confirmed by Law N° 845 dated October 24, 2016. Both regulations revert to the domain of the State, areas over which joint venture agreements, lease or sub-lease agreements have been executed between mining cooperatives and private local or foreign companies, in order to convert such agreements into mining production contracts between the private parties to such agreements and the government. This affects our Pulacayo Joint Venture Agreement. We submitted the required application on December 22, 2016. On October 2, 2019, a new Mining Production Contract (replacing the Joint Venture Agreement) was executed between Apogee Minerals Bolivia S.A. (a subsidiary of the Company) and the state-owned Bolivian Mining Corporation (COMIBOL). The term is 15 years and subject to renewal for another 15 years (total 30 years). COMIBOL is entitled to receive 7% of the Gross Sales Value. No monthly fee payable to COMIBOL has been agreed to.

The current holdings that comprise the Pulacayo Project cover 3,560 ha of surface area and are listed in the table below. All titles, associated agreement and permits are in good standing.

PULACAYO PROJECT EXPLORATION HOLDINGS

c	Titleholder	Size (ha)	Patents Payment	Registration Number	Location
Pulacayo	COMIBOL	1,031	Payment is not required*	512-01015	Pulacayo
Porvenir	COMIBOL	1,199	Payment is not required*	512-01165	Pulacayo
Huanchaca	COMIBOL	470	Payment is not required*	512-03903	Pulacayo
Galería General	COMIBOL	76	Payment is not required*	512-01160	Pulacayo
Subtotal		2,776
Temeridad	COMIBOL	10	Payment is not required*	512-00992	Paca
Real del Monte	COMIBOL	24	Payment is not required*	512-00994	Paca
Apuradita	ASC Bolivia LDC	750	2017	512-03652	Paca
Subtotal		784
Grand Total		3,560

* Special Transitory Authorization – formerly mining concession

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History of Production

The Pulacayo area has a very long history of exploration and mining, with this dominated by the Pulacayo deposit itself, where most work has been concentrated on mineralized systems that comprise the TVS and related systems. In contrast, the history of Paca deposit exploration forms a relatively small part of the long-term exploration and mining history of the area. Exploration and related studies carried out since 2001 by Apogee and related firms form the bulk of modern era work completed in the Pulacayo Project area and include over 91,900 m of core drilling, completion of a feasibility study in 2012 and several mineral resource estimates prepared in accordance with NI 43-101.

Mining of silver deposits at the Pulacayo Project area began in the Spanish Colonial Period (c.1545) but early production details do not exist. The first work formally recorded on the property was carried out in 1833 when Mariano Ramírez rediscovered the Pulacayo deposit. In 1857 Aniceto Arce founded the Huanchaca Mining Company of Bolivia and subsequently pursued development and production at Pulacayo. Revenue from the mine funded the first railway line in Bolivia, which in 1888 connected Pulacayo to the port of Antofagasta, Chile. In 1891, reported annual silver production reached 5.7 million ounces and mining operations at Pulacayo at that time were the second largest in Bolivia. Pulacayo production was predominantly from the Veta TVS which had been defined along a strike length of 2.5 km and to a depth of more than 1000 m. In 1923, mining operation ceased due to flooding of the main working levels.

In 1927, Mauricio Hochschild bought the property and re-started mine development. The Veta Cuatro vein was the focus of this work and was intersected at a mine elevation of approximately -266 m. It was proven to continue down-dip to the -776 m elevation where it showed a strike length of 750 m. Several short adits were also established during the Hochschild period at Paca to test a mineralized volcanic conglomeratic unit that outcrops in the deposit area. Work by Hochschild in the district continued until 1952 when the Bolivian government nationalized the mines and administration of the Pulacayo deposit and management was assumed by COMIBOL. Operations continued under COMIBOL until closure in 1959 due to exhaustion of reserves and rising costs. The total production from the Pulacayo mine is estimated by the National Geological and Mineral Service of Bolivia to be 678 million ounces of silver, 200,000 tons of zinc and 200,000 tons of lead (National Geological and Mineral Service of Bolivia Bulletin No. 30, 2002, after Mignon 1989).

In 1956, COMIBOL established the Esmeralda adit that was driven south into the Paca deposit to assess breccia hosted high grade mineralization localized along the andesite-host sequence contact. A total of approximately 250 m of drifting and cross cutting was carried out within the main mineralized zone, distributed between the main adit level and short sub-levels above and below the main level. Workings were established for exploration purposes only and commercial production was not undertaken by COMIBOL.

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In 1962, the Pulacayo Mining Cooperative was founded and this local group leased access to the Pulacayo mine from COMIBOL. The Pulacayo Mining Cooperative has carried out small scale mining in the district since that time and continues to do so at present. Efforts are directed toward exploitation of narrow, very high-grade silver mineralization in upper levels of the old mining workings, typically above the San Leon tunnel level.

Modern exploration of the Pulacayo and Paca areas began to a limited degree in the 1980’s when various mining and exploration companies targeted epithermal silver and gold mineralization within the volcanic-intrusive system present in the area. In 2001, ASC initiated an exploration program in the district, signed agreements with the Pulacayo Mining Cooperative and COMIBOL and completed programs of regional and detailed geological mapping, topographic surveying and sampling of historical workings. In part, these work programs included the Paca deposit, where 3,130 m of core drilling and 896 m of reverse circulation (RC) drilling were completed, and a mineral resource estimate was prepared. ASC also completed core drilling campaigns at Pulacayo.

In 2005 Apogee signed a joint venture agreement with ASC and subsequently commenced exploration in the region in early 2006. Extensive exploration, economic evaluation, metallurgical studies, mine and mill permitting environmental studies and underground test mining programs were subsequently carried out by Apogee between 2006 and 2015 when the Pulacayo Project was purchased by the Company’s precursor, Prophecy Development Corp. (Prophecy). Work was carried out on both the Pulacayo and Paca deposits during this period, with emphasis placed on Pulacayo. Combined results of the ASC and Apogee diamond drilling programs carried out between 2002 and 2012 contributed to the several mineral resource estimates prepared in accordance with NI 43-101 and the CIM Standards in place at the time, and also supported a 2013 Feasibility Study focused on underground mining. Since 2001, ASC and Apogee completed 88,596 m of drilling from surface and underground on the Pulacayo Project, with Apogee programs accounting for 79,129 m of this total.

Geological Setting

Geology

The Pulacayo Project that includes both the Pulacayo and Paca deposits is located on the western flank of a regional anticline that affects sedimentary and igneous rocks of Silurian, Tertiary and Quaternary ages on the western side of the Cordillera Oriental, near the Cordillera-Altiplano boundary. The Uyuni-Khenayani Fault is a reverse fault that crosses the project area and is believed to have controlled localization of volcanic center complexes at Cuzco, Cosuño, Pulacayo and San Cristóbal and related mineralized areas at Pulacayo, Cosuño, El Asiento, Carguaycollu and San Cristóbal. This fault brings Tertiary sediments in contact with Paleozoic formations at surface and is located about 4 km west of Pulacayo. The Pulacayo Project mineralized zones at Pulacayo, Pacamayo and Paca all occur on the west flank of a north-south striking anticline and local topographic highs define Lower Miocene dacitic-andesitic domes and stocks associated with caldera resurgence that intrude the folded section. A younger Miocene-Pliocene phase of volcanism is also superimposed on the anticlinal trend and is marked by pyroclastic deposits and flows of andesitic and rhyolitic composition. Ignimbrites associated with the Cosuño Caldera are the youngest volcanic deposits in the area. A dacitic to andesitic dome complex at the Pulacayo Property intruded the folded sedimentary section and forms the main topographic highs that occur on the property.

Exploration

The Company has completed various geological mapping and surface sampling programs over several areas of mineralization on the Pulacayo Project starting in 2015 and continuing over the years into 2021. Recent exploration activities completed by the Company include a geological mapping and chip sample program completed in February 2020 for the Paca area and a San Leon Tunnel geological mapping and chip sample program completed in February-March of 2020. The Company also carried out a 3,277.4 m core drilling program in late 2019 and early 2020. A 545-meter drilling program at the Paca deposit was completed in October, 2020. A 940-meter drilling program was commenced at the eastern side of the Pulacayo deposit in an area known as “Pero” in December 2020, and completed in January 2021.

Drilling

Apogee commissioned a topographic survey of the Pulacayo and Paca areas in 2006 to provide a topographic base map for use in establishing road access, geological mapping and surface sampling, and locating drill collars and geophysical lines. A surface mapping and sampling program was done during 2005 and initially utilized the ASC preliminary geological maps. The company completed detailed surface mapping that covered all the exploration licenses. The sampling consisted mostly of rock chip samples taken from outcrops and accessible underground mine workings for a total of 549 samples. During 2006 Apogee also commissioned a detailed, three-dimensional digital model of the historic underground mine workings. The model was subsequently modified by Apogee to conform to the current datum and adjusted to align with the +1% incline grade of the San Leon tunnel. An induced polarization (IP) geophysical survey was carried out by Apogee between November and December 2007. A total of 29-line km of IP surveying was completed on the Pulacayo Project including seven lines at Pulacayo oriented north-south perpendicular to the east-west strike of the TVS and five similarly oriented survey lines at Paca.

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Following the acquisition of the Pulacayo Project, Apogee initiated a diamond core exploration drill program that consisted of 19 holes. During 2007-2008 Apogee focused on the Paca deposit and completed 68 drill holes in two programs with 14 completed during November 2007 and 54 holes completed during 2008. Subsequent drilling occurred during June 2009, between November 2010 and December 2011, and between August 2011 and June 2012.  Overall core recovery reported by Apogee exceeds 90% in most cases though proximity to old mine workings reduces the recovery potential due to associated bedrock instability. Particular attention was paid to the planning and documentation of drill holes. Planning is based on the logging and interpretation of geological cross sections generated by Apogee staff geologists. Drill hole coordinates are established from digital maps and surface drill hole collars are located on the ground by field geologists using a hand-held GPS receiver. The completed drill hole is later surveyed by company surveyors. Drill hole azimuth and inclination are established using a compass and clinometer. Collar coordinates for underground drilling are established by company surveyors and hole azimuth and inclination are set by transit. Downhole deviation is determined for both surface and underground holes at approximately 50 m intervals using down hole survey tools.

Work during 2015 included mapping, sampling, assays and metallurgical tests under Phase 2 of the exploration plan, planning for Phase 2 (geophysics, drilling and assays), and preparation and submittal of the permit application for Phase 2. The exploration centered on assessing the historical tailings piles and potential mineralized areas suggested by historical exploration. On February 2, 2015, the Company announced the assay results received January 22, 2015 from ALS Minerals Ltda., for samples obtained during the reconnaissance sampling program of tailings piles materials. The tailings piles are the remaining materials from processing ore, extracted from the Pulacayo mining district between approximately 1850 and 1950. The ore was processed by a mill on site which has since been dismantled.

A total of 12 tailings piles were identified at the start of the mapping and sampling program and a total of 299 samples from the 12 tailings piles were obtained. Samples were obtained at random locations on the top surface of those piles from small holes excavated with an excavator and systematically at 2-meter spacings in the walls (slopes) of the piles from hand dug or excavated trenches, all at depths of 1.2 to 1.5 meters. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. of Lima, Perú and included standard Quality Assurance and Quality Control (QA/QC) samples to enforce the validity of the results. The results indicate silver grades up to 1200 g/t, gold grades up to 7 g/t and indium grades up to 154.5 g/t. On September 10, 2015, the Company reported results from preliminary metallurgical test work conducted on samples collected from various tailing piles at the Pulacayo Project showing up to 64.39% silver recovery.

Surface mapping and sampling was completed during June to August 2015 on four potential mineralized areas (El Abra, Pero, Paca, and Pacamayo). The sampling included close spaced grab and chip samples obtained systematically where the trend of the mineralization is apparent or in historic mine adits and random spot sampling where the trend is not apparent. The samples were obtained through the aid of trenching to allow sampling of fresher material, where possible. The samples were then preserved, stored, secured, and transported following industry standard methods. The assay program was performed by ALS Minerals Ltda. and included standard QA/QC samples to enforce the validity of the results. On August 27, 2015 and September 9, 2015, the Company announced assay results of the first and second group of samples from the potential mineralized areas at the district exploration program. On September 18, 2015, the Company announced the assay results of the three Pacamayo samples where the silver grade was reported as more than 1,500 g/t. These samples have undergone reanalysis using the fire assay and gravimetric finish method which has a greater upper detection limit.

An exploration permit application was submitted during early 2015. The exploration permit would allow geophysical work to complete Phase 1 then after review of the Phase 1 information and previous exploration information and planning, completion of Phase 2.

Planning and budgeting for exploration to prove the planned stopes in the internally developed mining plans was completed. This exploration plan included in-mine drilling and mining new drivages to explore new areas, mapping of existing exposures and new drivages, sampling of existing exposures, new drivages, and drill core for laboratory analysis and metallurgical testing.

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Summary of Modern Era Drilling

The Company initiated a 7-hole surface diamond drill program at the Paca deposit in September of 2019 and completed the program in October of 2019. Seven holes were completed for a total of 860 m. The Company also initiated surface drilling at the Pulacayo deposit in December of 2019 and concluded in February of 2020. A total of 3,277.4 meters of drilling was completed in 18 drillholes. Results of the 2019-2020 were included in the current mineral resource estimation program and contribute to 91,873 m of drilling combined for both deposits, the balance of which was completed by ASC and Apogee during the 2002 to 2012 period. Through 2021, 1,972m of drilling was completed at Pulacayo testing numerous induced polarization anomalies identified on the property.

Mineralization

Mineralization comprising the current Pulacayo deposit mineral resource estimate is defined by the extent of modern-era diamond core drilling along the TVS in the vicinity of historic underground workings. The workings extend over a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. Modern drilling coverage is present for approximately 1.5 km of the known deposit strike length and extends to a vertical depth of approximately 550 m below surface.

The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit’s strike length in its central area.

Mineralization of economic interest at the Pulacayo deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation plus intruding andesitic volcanic rocks of the Rotchild and Megacristal units. Mineralization hosted by volcanic rocks can occur over tens of meters in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. At deeper levels, high grade veins that are typically less than a few meters in width are hosted by sedimentary lithologies. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. Primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite, with additional silver sulfosalts and native silver also contributing to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system that links two northeast trending, steeply dipping, regional strike slip faults.

Mineralization of economic interest at the Paca deposit occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. These occur in direct association with mineralized igneous or hydrothermal breccia zones. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound disseminated mineralization and breccia hosted mineralization predominate within the deposit, but discrete mineralized veins are also present locally. The deposit occurs at the contact between an andesitic intrusive complex and volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important hosts to higher-grade mineralization commonly show close spatial association with the contact zone of the andesitic intrusion.

Deposit Type

The Pulacayo and Paca deposits are interpreted to be low to transitional sulphidation epithermal deposits that contain both precious and base metal mineralization.

Sampling

The core is initially examined by core technicians and all measurements are confirmed. Core is aligned and repositioned in the core box where possible and individual depth marks are recorded at 1 m intervals on the core box walls. Core technicians photograph all core, measure core recovery between core depth blocks, complete magnetic susceptibility readings and specific gravity measurements, and record the information on hard copy data record sheets. This information is initially entered into Excel digital spreadsheets and then incorporated into the project digital database. Drill site geologists then complete a written quick log of rock types along with a graphical strip log that illustrates the rock types. They subsequently complete a detailed written description of rock types, alteration styles and intensities, structural features, and mineralization features. The drill hole logs are drawn on paper cross sections when logging is completed and lithologies are graphically correlated from drill hole to drill hole. Mineralized intervals are marked for sampling by the logging geologist using colored grease pencils and the depths of the intervals and associated sample numbers are recorded on a hardcopy sample record sheet. All paper copy information for each hole, including quick logs, detailed logs, graphical logs, sample record sheets and assay certificates are secured together in a drill hole file folder to provide a complete archival record for each drill hole. Subsequent to logging and processing, down hole litho-coded intervals, sample intervals and drill hole collar and survey information are entered into digital spreadsheets and then incorporated into the project digital database. The sample intervals marked by the logging geologist are cut in half by the core technicians using a diamond saw. Friable core is cut in half with a knife. Each half core sample is assigned a unique sample tag and number and placed in a correspondingly numbered 6 mil plastic sample bag. A duplicate tag showing the same number is secured to the core box at the indicated sample interval. All sample intervals and corresponding numbers are recorded on a hardcopy sample data sheet and are subsequently entered into a digital spreadsheet for later incorporation in the project database. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the laboratory.

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Drill site procedures pertinent to the ASC drilling were confirmed by Apogee staff familiar with the ASC program to be generally similar to those employed by Apogee with respect to core logging and sampling. All ASC drill core samples were processed at the Oruro, Bolivia laboratory of ALS Chemex (formerly Bondar-Clegg), with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis.

Security of Samples

Apogee staff was responsible for transport of core boxes by pick-up truck from drill sites to the company’s locked and secure core storage and logging facility located in the town of Pulacayo. The secured 6 mil plastic sample bags are grouped in batches of 6 to 10 samples and secured in a larger plastic mesh bag in preparation for shipment to the ALS Chemex preparation laboratory located in Oruro, Bolivia. All bagged samples remained in a locked storage facility until shipment to the laboratory. Samples are transported from the core storage area to the ALS Chemex facility by either Apogee personnel or a reputable commercial carrier. Sample shipment forms are used to list all samples in each shipment and laboratory personnel crosscheck samples received against this list and report any irregularities by fax or email to Apogee. Apogee did not encounter any substantial issues with respect to sample processing, delivery or security for the Pulacayo drilling programs. The transport and security of samples pertinent to the ASC drilling were confirmed by the then Apogee staff familiar with the ASC program to be generally similar to those employed by the following drilling programs. The security of Paca exploration samples followed the same procedures.

Sample Preparation, Analysis and Quality Assurance/Quality Control

All drill core samples from the ASC 2002 and 2003 drilling programs were processed at the Oruro, Bolivia laboratory of ALS Chemex, with those from the first phase of drilling being analyzed at ALS Chemex facilities in Vancouver, BC, Canada. In both instances, standard core preparation methods were used prior to elemental analysis. During the 2006 to 2012 Apogee drilling programs Apogee staff carried out immersion method specific gravity determinations but did not carry out any form of direct sample preparation or analytical work on project samples. Analytical work was completed by ALS Minerals Ltda. at its analytical facility in Lima, Peru after completion of sample preparation procedures at the ALS facility located in Oruro, Bolivia. ALS was at the time and remains an internationally accredited laboratory with National Association of Testing Authorities certification and also complies with standards of International Organization for Standardization (ISO) 9001:2000 and ISO 17025:1999. The laboratory utilizes industry standard analytical methodology and utilizes rigorous internal QA/QC procedures for self-testing. Samples from the ASC drilling programs carried out in 2002 and 2003 were also prepared and analyzed by ALS. However, after preparation at the facility in Oruro, Bolivia under the same protocols as for Apogee, analytical work was carried out at the company’s laboratory in Vancouver, BC, Canada. This facility was fully accredited at the time and analytical protocols were the same as those described above for Apogee.

Apogee developed an internal QA/QC program that includes blind insertion of reference standards, blanks and duplicates in each analytical shipment that was used for the 2006 to 2012 drilling programs. A blank is inserted at the beginning of each sample batch, standards are inserted at random intervals throughout each batch of 50 samples and duplicates are analyzed at the end of each batch. All data gathered for QA/QC purposes is captured, sorted and retained in the QA/QC database. The QA/QC samples include commercial reference standards, an in-house standard, and commercial prepared blank materials. Coarse field blanks were also prepared by Apogee. Analysis of duplicate samples of quarter core is accommodated through their blind inclusion in the sample stream and analysis of duplicate prepared pulp splits are also requested for each batch. Apogee’s protocol also includes a check sampling program based on analysis of sample splits at a second accredited laboratory. Bulk density measurements (specific gravity) were systematically collected by Apogee staff using standard water immersion methods and unsealed core samples. Characteristics of lithology and alteration were also recorded as part of the density program and all information was assembled in digital spreadsheets.

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QA/QC procedures pertinent to the ASC 2002-2003 drilling programs were not documented. However, the first drilling program carried out by Apogee in 2006 was intended to confirm earlier ASC analytical data. Full QA/QC protocols instituted by Apogee were applied to this program and results of the Apogee re-drill program correlate well with those of ASC suggesting that acceptable standards were being met by ASC. Though preparation, analysis, and QA/QC procedures were not documented for the early ASC drilling on Paca, the results of the 2006 re-drill program and check sampling by Mercator during 2015 were comparable and suggests acceptable procedures were followed for the Paca deposit samples. Sampling from later drilling at Paca followed Apogee’s QA/QC procedures described above. Bulk density measurements were also obtained.

The authors of the Pulacayo Technical Report visited the Pulacayo Project site on three occasions to support preparation of previous mineral resource estimates and one other visit was conducted in September of 2020 in support of the current mineral resource estimates and associated technical reporting. Results of data verification activities carried out by the authors of the Pulacayo Technical Report and site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support mineral resource estimation programs.

Data Verification

Core sample records, lithologic logs, laboratory reports and associated drill hole information for all drill programs completed by Apogee and ASC were digitally compiled by Apogee staff. Information pertaining to the exploration history in the property area was also compiled by Apogee and was reviewed to assess consistency and validity of Apogee results. The digital drill hole records compiled by Apogee were checked in detail against the parameters (collar data, down hole survey values, hole depths, lithocodes) of the original hard copy source documents to assess consistency and accuracy. This was followed by review and validation of approximately 10% of the compiled core sample dataset against original source documents. Review of logging and sample records showed consistently good agreement between original records and digital database values. The drilling and sampling database records were further assessed through digital error identification methods available through the Gemcom-Surpac Version 6.2.1® software for such errors as sample record duplications, end of hole errors, survey and collar file inconsistencies and some potential lithocode file errors. The digital review and import of the manually checked datasets through Surpac provided a validated Microsoft Access® database that is considered to be acceptable for resource estimation.

Apogee hosted two site visits by experts for review of procedures and verification of conditions and work programs. The first during August 2011 included review of drilling program components, core check sampling, verification of drill hole locations, and discussion with Apogee staff and consultants. The experts determined that, to the extent reviewed during the visit, evidence of work programs carried out to date on the property is consistent with descriptions reported by the company and that procedures employed by Apogee staff are consistent with current industry standards and of good quality. The second site visit occurred during April 2012 and included additional review of on-going drilling and resource estimation program work pertaining to oxide zone mineralization. The experts determined their drill hole coordinates compared well with Apogee’s coordinates and reasonable correlation exists between the original sample analyses and the check sample analyses.

The data verification performed for the Paca deposit was similar to that for the Pulacayo deposit described previously. Micon International Limited of Toronto, Canada, considered the field standard used by Apogee in its QA/QC program to be unacceptable and suggested use of a commercial standard or an in-house standard supported by industry best practices.

The authors of the Pulacayo Technical Report visited the Pulacayo Project site on three occasions to support preparation of previous mineral resource estimates and one other visit was conducted in September of 2020 in support of the current mineral resource estimates and associated technical reporting. Results of data verification activities carried out by the authors of the Pulacayo Technical Report and site visits show that Pulacayo Project datasets are of industry standard quality and suitable to support mineral resource estimation programs.

Mineral Processing and Metallurgical Testing

To date, four metallurgical test programs were completed by outside experts. These programs include:  Resource Development Inc., Denver, USA in 2003, UTO (Universidad Técnica de Oruro), Oruro, La Paz, Bolivia in 2009, ED&ED Ingeniería y Servicios S.A.C. (which we refer to as “ED&ED”), Lima, Peru in 2011, and UTO and Maelgwyn Mineral Services Laboratory in South Africa during 2012. A fifth program was managed by Apogee where bulk samples from trial mining were sent to local concentrators.

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During 2003, Resource Development Inc. tested 120 kg of core sample from two drill holes. Preliminary metallurgical test work was performed to evaluate the silver and sulfide base metals recovery potential including in-place densities, feed characterization, mineralogy, leaching, gravity concentration, and bench-scale open circuit and locked cycle tests (LCT’s). Silver minerals were found not to be amenable to leaching by NaCN or gravity concentration. Grinding test data determined the time required to achieve a P80 of 150 # (104 μm) was 20 minutes. Bench scale open circuit flotation tests (OCT’s) were performed using the flotation reagent suite developed for the San Cristobal Project. The overall silver recovery in the lead rougher concentrates was 97.1%. The lead cleaner concentrate recovered 2.8% of the weight, 84.6% of lead, 3.1% of zinc and 46.9% of silver. The lead concentrate assayed 60.8% Pb, 4.22% Zn and 8,440 g/t Ag. The zinc cleaner concentrate recovered 7.8% of weight, 1.3% of lead, 84.7% of zinc and 38.8% Ag. The concentrate assayed 0.324% Pb, 41.2% Zn and 2,463 g/t Ag. Large scale two cycle locked cycle flotation tests were performed using the process flowsheet similar to that developed for San Cristobal deposit. The lead concentrate assaying 62.2% Pb, 4.46% Zn and 10,891 g/t Ag, recovered 3.1% weight, 88.8% of lead, 3.9% of zinc and 63.4% of silver. The zinc concentrate assayed 61.5% Zn, 0.9% Pb and 3,303 g/t Ag, recovered 5% weight, 87.6% of zinc, 2.1% of lead and 31.3% of silver. The tailings were very difficult to settle due to high proportions of clay in the ore, which will impact the process flow sheet and overall plant design. The lead and zinc third cleaner concentrates were analyzed for impurities and found that penalties may be incurred on the concentrates for several impurities.

UTO conducted a metallurgical test program during 2009 on three samples comprising comminution (only Bond Ball Work Index), OCT’s, LCT’s, OCT tailings (non-float) size by size analyses, and OCT tailings (non-float) sedimentation tests. Clay mineralogy studies were not carried out to determine the presence of clays that may produce very fine slimes though during the test work, slimes were produced affecting the flotation performance, settling of tailings, and flotation pulp rheology. The samples were drill cores composited to represent a higher grade, a medium grade, and a lower grade. Comminution was evaluated using the Bond Ball Mill Work Index test and categorized the samples as medium to hard. Abrasion index, crushing work index, and rod work index tests were not performed. Specific gravity tests were performed. Flotation test work focused on lead and silver recovery using both batch open circuit and closed circuit flotation tests. Locked cycle tests of the high-grade sample indicated that conventional selective lead-silver and zinc-silver flotation techniques recovered 56% of the silver in the lead concentrate and 27% of the silver in the zinc concentrate with lead recovery of 79% and zinc recovery of 81%. Silver grades were 6,620 g/t in the lead concentrate and 2,010 g/t in the zinc concentrate. LCT test results of the medium grade sample indicated that it is possible to recover almost 34% of the silver in the lead concentrate and 50% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t. LCT test results of the low-grade sample indicated that it is possible to recover almost 30% of the silver in the lead concentrate and 21% of the silver in the zinc concentrate, with lead and zinc grades at 51% and 58%, lead and zinc recoveries at 74% and 83%, and silver grades at 6,220 g/t and 2,990 g/t, respectively. The results seem to be reasonable and in accordance with expectations from the mineralogy of the ore. These results constitute the design basis for the flow sheet. Full OCT’s of sulphide minerals flotation were conducted initially on each sample as a proof of concept of the overall circuit and to establish a workable set of flotation conditions and reagents. These tests demonstrated that sulphide flotation to saleable lead and zinc concentrates at acceptable (for batch tests) recoveries was possible.

During 2011, the laboratory facility of ED&ED, performed a series of flotation tests and contracted mineralogical analyses on a high grade and low-grade sample. The initial ED&ED flotation test work was not successful then after pre-conditioning the samples with activated carbon and subsequent differential flotation, was moderately successful. The minerals present included sphalerite, galena, pyrite and quartzite gangue with galena-sphalerite assemblages (intertwined specimens) present to some extent. Twelve (12) OCT’s were conducted on each of the samples to confirm the previous flotation results by UTO and to evaluate the effect of flotation response at finer grind sizes as seen in the flowcharts. The flotation tests carried out on the high-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 42.1% and 43%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 7,010 g/t and 198.2 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 85.7% of silver in the lead concentrate (with a mass pull of 3.1%) and 2.93% of silver in the zinc concentrate (with a mass pull of 3.75%). The lead and zinc recoveries are estimated as 80% and 77.8%, respectively. The flotation tests, carried out on the low-grade samples indicated that it is possible to obtain commercial lead and zinc concentrates with grades of lead and zinc of 41% and 43.1%, respectively. The concentration of silver in the lead and zinc concentrates were reported as 6,734 g/t and 207 g/t, respectively. The straightforward conventional selective lead-silver and zinc-silver flotation techniques after carbon pre-treatment are able to recover 74% of silver in the lead concentrate (with a mass pull of 1.95%) and 3.27% of silver in the zinc concentrate (with a mass pull of 2.8%). The lead and zinc recoveries are estimated as 77.6% and 71.9%, respectively. In overall, better flotation (open circuit tests) performances are obtained at a grind size of P80 of 74 μm. Locked cycle tests at this grind size will be necessary to confirm these results. A set of paste thickening tests were run on dry samples of the flotation test (tailings) to investigate the performance of the FLSmidth Deep Cone Paste thickening technology. Screening flocculent tests were carried out. Anionic flocculent (Floenger PHP 50 Plus) was selected to improve sedimentation performance based on settling rates and observed visual supernatant clarity. Experience has shown that it is difficult to scale paste flow characteristics from small-scale tests to full-scale pipeline conditions, pilot-scale pumping tests are usually necessary. The lab flotation concentrates (open circuit tests) were assayed to determine the deleterious elements in the concentrate and for use in the NSR calculations and included mineralogical analyses. The results showed that the lead concentrate assayed 47.2% Pb and 6,273 g/t Ag with 1.3% Cu, 1.45% As and 1.23% Sb. The zinc concentrate assayed 53.8% Zn with negligible copper, arsenic or antimony. The lead, silver and zinc concentrate grades are in agreement with the LCT carried out before. Concentrations of deleterious elements appear below typical smelter penalty thresholds, with arsenic appearing as the principal penalty element.

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During 2012, UTO conducted further metallurgical test work including a single collective flotation test, a series of open circuit differential flotation tests (with a de-sliming step), a single locked cycle flotation test (with de-sliming step), and PORCO flow sheet testing. This test work was designed to explore the flotation response of the ore to conventional differential flotation and to establish the operating conditions, reagent scheme, and consumptions. The sample was prepared and provided by Apogee (ASL) and consisted of a bulk composite sample from drill cores with grain sizes up to 76.2 mm (3 inches). The first exploratory test indicated that silver recovery to bulk concentrate is about 72%, while the lead and zinc recoveries are approximately 66% and 78% respectively. The floating fraction accounted for about 13%, the slimes fraction 18%, and the rest is lost as final tailings. Lead and silver losses are up to 23% and 13%, respectively. The open batch flotation tests indicated that lead recovery is between 48% and 54%, while zinc recovery is in the range from 50.1% to 72%. Total silver recovery to both lead and zinc concentrates is between 30% and 68%. Lead concentrate grades range from 33.5% to 59%, zinc concentrate grades range from 49% and 55%. Similarly, silver grades in both concentrates range from 9,875 g/t to 15,333 g/t. A single LCT, a repetitive batch used to simulate a continuous circuit where all the intermediate material added to the appropriate location in the flowsheet, was conducted to produce a metallurgical projection of the sample tested and to assess if the flowsheet and reagent suite is stable. A good locked cycle test typically achieves steady state over the last three cycles. Steady state implies both stability and mass conservation. Stability implies constancy. It was not indicated whether the test reached stability or whether mass conservation was achieved. Assuming that steady state was reached, the results indicated that lead and zinc recoveries were 60.1% and 76.5%, respectively. Lead concentrate assayed 11,114 g/t Ag, 49.1% Pb and 4.81% Zn. Additionally, the metal values in the zinc concentrate were 2,220 g/t Ag, 2.29% Pb and 48.6% Zn. Concentrates account for about 2.9% w/w of the feed (0.81% lead and 2.1% zinc). Silver metal loss in the slimes is as high as in the tailings. Lead and silver losses in the final tails are 23.1% and 9.12% respectively. The PORCO flowsheet is basically a bulk flotation followed by lead and zinc flotation, this processing route should be carried out at high pH (12.2) intended to depress pyrite at the outset. However, the Pulacayo ore did not respond well mainly because of lead and silver selectivity issues and high consumption of acid (H2SO4) to drop the pH to a level suitable for lead flotation after the bulk stage.

Maelgwyn Mineral Services Africa carried out laboratory flotation optimization test work on ore samples from the Pulacayo Project during 2012. The objectives of the work were to: (i) test the flotation conditions supplied by Apogee on the core samples to determine the metal recoveries and grades achievable by differential flotation of the Pb and Zn minerals; (ii) to optimize the flotation conditions for effective differential of the Pb and Zn minerals and to achieve saleable grades of Pb and Zn concentrates; and (iii) to perform locked cycle testing of the optimized flotation conditions using selected variability core samples. Laboratory rod milling curves were produced for all the samples and found that the milling times required for the samples indicated a high degree of variability in hardness between the sample types. Flotation tests included 65 OCT’s (exploratory test work) and four locked cycle flotation tests. In summary, the locked cycle tests yielded Pb concentrates of 55-69% Pb at recoveries between 88% and 93% and Zn concentrates of 37% to 56% Zn at recoveries of 79% to 90% with a large variation in head grade from 1.5% Pb to 4.3% Pb. The silver recoveries ranged between 68% and 94% with a variation in head grade of between 136 g/t Ag and 375 g/t Ag.

The test mining between November 2011 and May 2013 produced 12,550 tons of ore that were used in a toll milling program to evaluate ore processing. The ore was hauled by truck to four concentrators – Tatasi, Fedecomin, La Estrella, and Zabaleta. The Zabaleta concentrator attained the best recoveries for which the results are presented in the table below.

PULACAYO DEPOSIT ZABALETA TOLL MILLING RESULTS

Material	Concentrate Grade				Recoveries
	Pb (%)	Zn (%)	Ag (g/t)	Pb (%)	Zn (%)	Ag (%)
Lead Concentrate	47.95	12.85	6,295	64.62	16.26	72.13
Zinc Concentrate	8.47	39.45	941	9.97	43.57	8.41
Tailings	0.58	0.97	49	25.41	40.16	18.45
Total Ag recovery: 81.55%

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Only one series of metallurgical tests were performed on samples from the Paca deposit. The tests were completed on three samples composited from drill cores and included feed characterization, leaching, flotation and gravity tests, in-place bulk density determination, and mineralogy. Study of the three composite samples found the silver grade varied from 44.5 g/t Ag to 228.6 g/t Ag, lead minerals 0.56% Pb to 0.8% Pb), and zinc minerals 0.05% Zn to 0.41% Zn). The other sulfide minerals identified were sulphosalts and chalcocite. Coarse native silver was detected in one of the samples. The silver minerals were amenable to cyanide leaching for most of the composite samples (i.e. 28% to 82% Ag extraction) however, extraction of silver was size dependent and improved with fineness-of-size. The lime consumption in leach varied from 0.8 to 2.4 kg/t. The NaCN consumption was dependent on both ore type and particle size, increasing with fineness of a particular size and in general, averaged ± 1.5 kg/t. Due to the presence of coarse native silver, the silver leaching was not completed in 120 hours, hence, the data was extrapolated to 240 hours leach time to project anticipated silver recovery and indicated that over 90% of silver could potentially be recovered at fine particle size for two of the three composites. Assay of the final pregnant solution from selected tests found measurable quantities of gold, hence, it is reasonable to conclude that gold is present in those samples. Some of the copper minerals present in the samples are also readily soluble in cyanide. Differential lead/zinc flotation process recovered over 90% of silver in the combined lead and zinc concentrate for the composite assaying 228.6 g/t Ag. The flotation process shows promise of recovering silver. However, the flotation process did not recover acceptable silver values from the other composites. The gravity concentration process did not concentrate silver in the gravity concentrate, hence, it cannot be used alone as a process for recovering silver minerals. The average density was ± 2.2 gm/cc for the samples tested, but the in-place bulk densities were extremely variable for one composite (i.e., 1.79 and 2.58 gm/cc). In summary, the preliminary results were encouraging to warrant additional drilling and metallurgical testing.

Mining

Mineralization is found from the surface to at least 1,000 m depth at the Pulacayo deposit thus both surface and underground mining methods are likely. It is envisioned that surface mining will recover the oxidized ore and some sulphide ore to an elevation below which a crown pillar will be left and below which underground mining methods would start. Mineralization at the Paca deposit is found from the surface to approximately 60 m depth for the mantos-style mineralization and from approximately 10 m to 240m depth for the stockwork and vein style mineralization. Thus, it is anticipated mining will be mostly by surface methods.

Trial mining was conducted between November 2011 and May 2013 at the Pulacayo deposit. The trial mining was done to obtain geotechnical information, better understand mining dilution, obtain a large sample for process testing, and train the workforce. The mining methods included jack leg drill and blast with tracked haulage for development and drill and blast with trackless haulage for production by the shrinkage and reusing stoping methods. The haulage way was advanced and three stopes were mined. The trial mining produced 12,550 tons of ore.

Mineral Resource Estimates and Reserves

The current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report.

The Pulacayo Technical Report documents new mineral resource estimates for the Pulacayo and Paca deposits that differ from the directly preceding estimates by their inclusion of open pit optimization methods for reporting of mineral resources. The current mineral resource estimates and this supporting technical report were prepared in accordance with NI 43-101 and the CIM Standards, 2014.

Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. The current mineral resource estimate is based on combined results of 92,900 m of drilling, 44,469 core or chip analytical results, 355 trench samples, and 71 underground chip or channel samples for the two deposits. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

A tabulation of the mineral resources for the Pulacayo Project is presented in the table below. Pit Constrained mineral resources were defined for each deposit within optimized pit shells. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed for Pulacayo and US$2.00 per tonne for Paca. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn were used and metal recoveries of 89.2% Ag, 91.9% Pb, and 82.9% Zn were used for sulphide zone mineral resources and 80% Ag for oxide zone mineral resources.

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Pit Constrained sulphide mineral resources are reported at a cut-off value of 30 g/t silver equivalent (Ag Eq.) within optimized pit shells and Pit Constrained oxide mineral resources are reported at a cut-off value of 50 g/t Ag within optimized pits shells. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using open conventional open pit mining methods. Out of Pit mineral resources are reported external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

Mineral Resource Category Parameters

Definitions of mineral resources and associated mineral resource categories used in this report are those recognized under NI 43-101 and set out in the CIM Standards, 2014. Only Inferred and Indicated categories have been assigned to the Pulacayo deposit.

Several factors were considered in defining resource categories, including drill hole spacing, geological interpretations and number of informing assay composites and average distance of assay composites to block centroids. Specific definition parameters for each resource category applied in the current estimate are set out below.

Measured Resource: No interpolated resource blocks were assigned to this category.

Indicated Resource: Indicated mineral resources are defined as all blocks with interpolated silver grades from the first or second interpolation passes that meet the specified Pit Constrained or Out of Pit cut-off grades.

Inferred Resources: Inferred mineral resources are defined as all blocks with interpolated silver grades from the first, second, and third interpolation passes that were not previously assigned to the Indicated category and meet the specified Pit Constrained or Out of Pit cut-off grades.

Application of the selected mineral resource categorization parameters specified above defined distribution of Indicated and Inferred mineral resource estimate blocks within the block model. To eliminate isolated and irregular category assignment artifacts, the peripheral limits of blocks in close proximity to each other that share the same category designation and demonstrate reasonable continuity were wireframed and developed into discrete solid models. All blocks within these “category” solid models were re-classified to match that model’s designation. This process resulted in more continuous zones of each mineral resource estimate category and limited occurrences of orphaned blocks of one category as imbedded patches in other category domains.

Pulacayo Deposit

Mineral Resource Estimate

Block grade, block density and block volume parameters for the Pulacayo deposit were estimated using methods described in preceding sections of this report. Subsequent application of mineral resource category parameters resulted in the Pulacayo deposit mineral resource estimate presented below in table below. Results are presented in accordance with NI-43-101 and the CIM.

PULACAYO DEPOSIT MINERAL RESOURCE ESTIMATE – EFFECTIVE DATE: OCTOBER 13, 2020**

Pit Constrained Mineral Resources
Cut -off	Zone	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	*Ag Eq. g/t
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30 *Ag Eq. g/t	Sulfide	Indicated	24,600,000	76	0.70	1.63	156
		Inferred	745,000	82	0.61	1.79	164

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Out of Pit Mineral Resources
100 *Ag Eq. g/t	Sulfide	Indicated	660,000	268	0.44	1.35	307
		Inferred	900,000	179	0.42	2.14	257
50 Ag g/t	Oxide	Indicated	1,090,000	125
		Inferred	25,000	60
30/100 *Ag Eq. g/t	Sulfide	Indicated	25,260,000	81	0.69	1.62	160
		Inferred	1,645,000	135	0.51	1.98	215

**Notes:

Mineral resources were prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.

Metal prices of US$17/oz Ag, US$0.95/lb. Pb, and US$1.16 Zn apply. A currency exchange rate of $1.00 to US$0.75 applies.

Pit Constrained mineral resources are defined within an optimized pit shell with average pit slope angles of 45⁰. The Pulacayo deposit mineral resource estimate was optimized at a 12.3:1 strip ratio.

Base-case sulfide zone pit optimization parameters include mining at US$2.00 per tonne; combined processing and G&A at US$12.50 per tonne processed; and haulage at US$0.50 per tonne.

Base-case oxide zone pit optimization parameters include mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; and haulage at US$0.50 per tonne.

Pit Constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t Ag Eq. within the optimized pit shell and Pit Constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.

Out of Pit mineral resources are external to the optimized pit shell and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.

Combined Pit Constrained and Out of Pit mineral resources is the tonnage-weighted average summation of Pit Constrained and Out of Pit Pulacayo mineral resources.

Mineral resources were estimated using Ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.

Bulk density was interpolated using Inverse Distance methods.

Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

Pit Constrained sulphide mineral resources are reported at a cut-off value of 30 g/t Ag Eq. within the optimized pit shell and Pit Constrained oxide mineral resources are reported at a cut-off value of 50 g/t Ag within the optimized pit shell. Cut-off grades reflect total operating costs and are considered to reflect reasonable prospects for eventual economic extraction using conventional open pit mining methods. Sulphide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$12.50 per tonne processed, and haulage at US$0.50 per tonne processed. Oxide zone pit optimization parameters include mining at US$2.00 per tonne, combined processing and G&A at US$23.50 per tonne processed, and haulage at US$0.50 per tonne processed. Metal prices of US$17/oz silver, US$0.95/lb lead, and US$1.16/lb zinc were used and metal recoveries of 89.2% silver, 91.9% lead, and 82.9% zinc were used for sulphide zone mineral resources and 80% silver for oxide zone mineral resources. Optimization was constrained to an elevation of 4000 asl (maximum depth of approximately 400 m below surface). The optimized pit supports a 12.3:1 strip ratio with average pit slopes of 45°.

Out of Pit mineral resources are reported external to the optimized pit shell at a cut-off grade of 100 g/t Ag Eg. They are considered to have reasonable prospects for eventual economic extraction using conventional underground mining methods such as long hole stoping based on a mining cost of US$35 per tonne and processing and G&A cost of $20.00 per tonne processed.

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Validation of Mineral Resource Models

Results of block modeling were reviewed in three dimensions and compared on a section by section basis with associated drill hole data. Block grade distribution was shown to have acceptable correlation with the grade distribution of the underlying drill hole data. Silver, lead, and zinc grade descriptive statistics, presented in the table below, were calculated for all interpolated blocks at a zero cut-off value and were compared to the values of the combined assay composite population (100 g/t Ag domain and 45 g/t Ag Eq. domain). Average grades compare favorably between the composite and block populations. As expected, the large block grade population is characterized by lower coefficient of variation, standard deviation and variance values than those of the assay composite population.

COMPARISON OF PULACAYO DEPOSIT BLOCK AND COMPOSITE VALUES

	Capped Composite Values			Block Values
Parameter	Ag g/t	Pb %	Zn %	Ag g/t	Pb %	Zn %
Mean Grade	75.63	0.65	1.45	89.71	0.68	1.5
Maximum Grade	2,300	13	15	1,559	7.03	12.46
Minimum Grade	0	0	0	0	0	0
Variance	41,141	1.432	3.25	15,408	0.6	1.66
Standard Deviation	203	1.2	1.8	124	0.77	1.29
Coefficient of Variation	2.68	1.84	1.25	1.38	1.14	0.86
Number of Samples	10,168	10,168	10,168	4,196,877	4,196,877	4,196,877

Block volume estimates for each mineral resource solid were compared with corresponding solid model volume reports generated in Surpac and results show good correlation, indicating consistency in volume capture and block volume reporting. Mercator created swath plots in the easting and vertical directions comparing average composite grades and global mass weighted block grades.

Tonnage and Grade Sensitivity

Tonnages and average grades at various Ag Eq. cut-off grades are presented in the tables below for Pit Constrained and Out of Pit sulphide mineral resources and tonnages and average grades at various Ag cut-off grades for Pit Constrained oxide mineral resources. Approximately 95% of the Pit Constrained sulphide mineral resource is retained at a cut-off grade of 60 g/t Ag Eq., double the mineral resource cut-off grade of 30 g/t Ag Eq. Similarly, approximately 90% of the Out of Pit sulphide mineral resource is retained at a cut-off grade of 150 g/t Ag Eq. when compared to the mineral resource cut-off grade of 100 g/t Ag Eq. Significant tonnages are present at higher cut-off grades for Pit Constrained sulphide mineral resources and, when combined with Out of Pit sulphide mineral resources, demonstrate potential for higher grade bulk tonnage underground mining scenarios. Pit Constrained oxide mineral resources demonstrate a high sensitivity to Ag cut-off grade.

PULACAYO DEPOSIT PIT CONSTRAINED SULPHIDE ZONE SENSITIVITY ANALYSIS

Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
15	Indicated	24,710,000	76	0.70	1.62	155
	Inferred	755,000	81	0.60	1.77	162
*30	Indicated	24,600,000	76	0.70	1.63	156
	Inferred	745,000	82	0.61	1.79	164
60	Indicated	20,660,000	88	0.79	1.80	176
	Inferred	665,000	88	0.66	1.95	178
90	Indicated	13,700,000	121	0.99	2.17	227
	Inferred	290,000	154	0.97	3.62	312
150	Indicated	7,295,000	201	1.35	2.59	327
	Inferred	205,000	205	1.15	4.33	391

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Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
200	Indicated	5,385,000	249	1.54	2.75	383
	Inferred	180,000	230	1.22	4.57	426
300	Indicated	3,255,000	315	1.88	3.18	471
	Inferred	130,000	286	1.37	4.82	491
400	Indicated	1,860,000	387	2.25	3.62	565
	Inferred	105,000	297	1.46	5.29	521

*Mineral resource Estimate cut-off grade highlighted

PULACAYO DEPOSIT OUT OF PIT SULPHIDE ZONE SENSITIVITY ANALYSIS

Cut-off Grade (Ag Eg. g/t)	Category	Rounded Tonnes	Ag g/t	Pb %	Zn %	Ag Eq. g/t
75	Indicated	880,000	211	0.38	1.34	253
	Inferred	1,250,000	137	0.36	1.92	209
*100	Indicated	660,000	268	0.44	1.35	307
	Inferred	900,000	179	0.42	2.14	257
150	Indicated	530,000	321	0.49	1.3	354
	Inferred	680,000	220	0.46	2.25	300
200	Indicated	435,000	359	0.53	1.41	394
	Inferred	505,000	260	0.54	2.37	343
300	Indicated	290,000	429	0.64	1.63	468
	Inferred	310,000	327	0.72	2.23	403
400	Indicated	180,000	490	0.74	1.93	538
	Inferred	165,000	384	0.99	2.01	455

*Mineral resource Estimate cut-off grade highlighted

Previous Mineral Resource Estimate

The current mineral resource estimate is the 7th mineral resource estimate prepared for the Pulacayo deposit under National Instrument 43-101 and in accordance with CIM Standards applicable at the respective effective dates. The first 4 estimates pre-date the Company’s acquisition of the Pulacayo Project and are noted in report section 6. The last two estimates were prepared on behalf of Prophecy, the Company’s precursor, and are noted in report section 9. The most recent previous mineral resource estimate for the Pulacayo deposit was prepared by Mercator and is described in a NI 43-101 technical report prepared for Prophecy that is titled "Prophecy Development Corp., Updated Mineral Resource Estimate and Technical Report, Pulacayo Project, Potosí District, Antonnio Quijarro Province, Bolivia, Effective Date: October 20th, 2017". This report is referenced herein as Cullen and Webster (2017) and is filed on SEDAR. Results of the mineral resource estimate supported by the 2017 technical report are briefly discussed below relative to results of the current mineral resource estimate.

The Cullen and Webster (2017) mineral resource estimation program applied methodologies specifically aimed at defining high grade silver mineralization and minimizing potential dilution of metal grade by adjacent lower grade tonnes. For these reasons, results of the resulting mineral resource estimates differ substantially from current 2020 results by having higher metal grades, thinner mineralized zone solids and significantly lower tonnages defined at higher cut-off values. In contract, the emphasis of the current mineral resource estimation program was definition of mineral resources having potential for economic extraction in the foreseeable future using primarily open pit mining methods. However, the sensitivity analysis of the current mineral resource estimate shows comparable mineral resources defined at the 400 g/t Ag Eq. cut-off value to those defined at that same cut-off value in the 2017 mineral resource estimates. The slight decrease in average grades and tonnes at that cut-off value is associated with several factors, including but not necessarily restricted to, a difference in interpolation methods, grade domain cut-off values, and evolution of the underground workings model. The value (pricing) of silver is comparable between the current mineral resource and the 2017 assessments. The 2017 mineral resource estimate for the Pulacayo deposit has been superseded by the current mineral resource estimate for the deposit.

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Paca Deposit

The Pulacayo and Paca deposits are related to the same mineralizing event that is associated with development of the associated Paca and Pulacayo volcanic centers. The Paca deposit is spatially related to the contact zone of the Paca volcanic dome which is comprised of porphyritic andesite and dacite units and related volcanic breccias. These are hosted by fine grained to conglomeratic volcaniclastic lithologies of the Quehua Formation. Silver-zinc-lead mineralization at Paca occurs primarily within an argillic to advanced argillic alteration envelope that affects both Paca dome igneous lithologies and surrounding host sequences. Silicification and alunite development are also well developed in association with some portions of the deposit. The Paca deposit presents a core zone of mineralization that correlates closely with an irregularly shaped body of altered and brecciated andesite and country rocks that closely follows the contact zone between the Paca dome andesite and the shallowly north-dipping host volcaniclastic sequence. Adjacent to this, stratabound replacement style (“mantos”) mineralization is present within the shallowly north-dipping host volcaniclastic sequence at several elevations. Mantos mineralization merges with that seen in the central breccia zone but is typically lower in all metal grades. A polylithic conglomerate unit that outcrops in the deposit area is also mineralized and shows a strong imprint of silicification represented by micro-crystalline replacement style silica in various forms.

Mineralization associated with discrete veins of significant width and lateral extent is not pervasively present at Paca. Mineralization more typically occurs in irregularly spaced discrete fracture systems as well as in matrix replacement sites. The mantos style mineralization is primarily represented as finely disseminated, fine grains and aggregates of silver, lead and zinc sulphide and sulphosalt phases, accompanied by others such as manganese oxide and barite. Argillic to advanced argillic alteration phases are pervasively present in areas of significant metallic mineralization. Mineral phases commonly recognized at Paca in association with metal grades of economic interest include sphalerite, galena, silver sulphosalts, tennatite, smithsonite, barite, manganese oxide, gypsum, jarosite, specularite, cerussite, dolomite aragonite and calcite. The style and occurrence of this mineralization is consistent with a low-to-intermediate epithermal style genetic model.

The Paca deposit resource is reported in the Mineral Resource Estimate Technical Report for the Pulacayo Project that describes mineral resources estimated following the CIM Standards, 2014. The Mineral Resource Estimate has an effective date of October 13, 2020.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Paca deposit is reported below:

PACA DEPOSIT PIT-CONSTRAINED MINERAL RESOURCE ESTIMATE

EFFECTIVE DATE OCTOBER 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Deposit Mineral Resource Estimate - Effective Date October 13, 2020”

Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades:

57

PACA DEPOSIT PIT-CONSTRAINED CUT-OFF GRADE SENSITIVITY REPORT FOR OXIDE ZONE

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

PACA DEPOSIT PIT-CONSTRAINED CUT-OFF GRADE SENSITIVITY REPORT FOR SULFIDE ZONE

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171

Note: Mineral resource estimate cut-off grade bolded.

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

Note: Mineral resource estimate cut-off grade bolded.

Mineral Reserve Estimates

No mineral reserves have been defined to date by the Company for the Pulacayo and Paca deposits.

58

Environmental

The Company, through acquisition of ASC and later transfer of the environmental license, has a valid and in force environmental license issued by the Bolivian Ministry of Environment and Water that is valid to 2023 for the Pulacayo licenses. The license allows for construction of a mine and concentrator with capacities up to 560 tons per day. Granting of the environmental license includes approval of the Environmental Impact Evaluation Study and Environmental Base Line Audit. Bolivian environmental law absolves the Company of environmental liability created by its predecessors.

The Pulacayo Project’s current environmental operating requirements are set out in compliance with the Environment Law (Law Nº 1333) and the Environmental Regulation for Mining Activities. A certificate of exemption was obtained for the exploration phase and an audit of the Environmental Base Line (ALBA) was carried out between December 2007 and July 2008 by Mining Consulting & Engineering “MINCO S.R.L.”, a Bolivian based professional consulting firm with broad exposure to the mining industry. Its audit report summarized the work carried out during the Environmental Assessment by Apogee and includes 1) a compilation of information on the local vegetation, animals, soil, water, air, etc., including collection of more than 500 samples in the area of interest to support the conclusions and recommendations of the report; 2) an evaluation of the social impact of the project; 3) an evaluation of the area contaminated during previous mining activities, including tailings, abandoned facilities, acid waters, scrap, etc.; and 4) an evaluation of other environmental liabilities.

The very long production history of the Pulacayo site, which in part is not fully documented, has potentially resulted in mining or milling associated site contamination issues related to waste rock or tailings deposit distributions that are not fully defined at this time. These may be additional to the areas of such concern identified in environmental permitting activities completed to date. Future issues associated with these should be considered project risks that may require management as the project progresses. Additional issues with site contamination associated with historical and recent site operations carried out by, or on behalf of, COMIBOL that are related to that firm’s infrastructure at the site may also pose future project risk that should monitored. Potential impacts of poorly or undocumented site operations by the local mining cooperative may also require management as the project progresses.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

On September 25, 2013 Apogee was awarded by the Bolivian Ministry of Water and Environment the Environment Impact Declaration certificate which shows that the Bolivian environmental authorities approved the Environmental Impact Assessment (“EIA”) which permits establishment of mining, milling and tailings facilities on the Pulacayo site of sufficient size to support milling operations of up to 560 tonnes per day. The application to obtain this permit was applied by Apogee on December 17, 2012. The submission was the result of over 30 months of technical studies and consultations, including a comprehensive water management plan, the feasibility study, archeological studies, flora and fauna studies, mine closure planning, social baseline studies, and results from two years of public consultations with local communities. All permits previously granted to Apogee currently remain in effect for the Company.

On May 25, 2011 Apogee was awarded an environmental licence by the Bolivian authorities sanctioning mining operations at its Pulacayo project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) allows for the extraction of up to 200 tonnes per day from underground for stockpiling and transporting for off-site processing. This permit is still in effect at the effective date of this report.

On November 12, 2018 ASC Bolivia LDC Sucursal Bolivia was awarded an updated environmental licence by the Bolivian authorities sanctioning mining operations at its Paca project. The permit (Certificado de Dispensación Categoria 3 Para Exploración y Actividades Mineras Menores/EMAP) which allows exploration activities. This permit is still in effect.

Agreements and permits currently in place for the Pulacayo project provide authority to carry out the Pulacayo and Paca deposit area exploration work programs recommended in this report. They also provide access for development of certain mining, milling and tailings infrastructure for the Pulacayo deposit, subject to site environmental directives.

59

Project Risks and Mitigation

The major risks to developing the Pulacayo Project include the inability to obtain financing, decreases in metal prices, and adverse political and social changes. The inability to obtain financing will be mitigated through pursuit of equity investors and cash flow from sale of available material. The risk from decrease in metal prices will be mitigated by the timing of the project in that the start of the project is at the time of lowest metal prices in several years and concentrate sales will start when metal prices are projected to be much higher. Adverse political and social changes are also mitigated by the timing of the project. The national government has started to become much more supportive of mining and recently the local government and population have shown strong support for re-starting the mine.

Legacy Financial Obligations

As part of the transaction with Apogee, we agreed to assume, within certain limitations, all liabilities associated with the Apogee Subsidiaries and the Pulacayo Project. During 2014, Apogee received notice from the national tax authority in Bolivia alleging that its wholly owned subsidiary ASC owes approximately Bs42,000,000 (equaling in an amount originally assessed at approximately $7,600,000 in 2004) of taxes, interest and penalties relating to a historical tax liability. The Company continued to dispute the assessment and hired local legal counsel to pursue an appeal of the tax authority’s assessment on both substantive and procedural grounds. On May 26, 2015, the Company received a positive “resolution” issued by the Bolivian Constitutional Court that declared null and void the previous resolution of the Bolivian Supreme Court issued in 2011 and sent the matter back to the Supreme Court to consider and issue a new resolution.

On December 4, 2019, the Company received the 2019 Resolution issued by the Supreme Court of Bolivia which declares that the contentious tax claim of US$ 6,556,787 brought by Bolivia’s General Revenue Authority against the Company’s Bolivian subsidiary is not proven.

Three Year Recent Activities & Updates

2019

In September of 2019 the Company initiated its first drilling program at the Paca deposit area. The program was completed in October of 2019, and consisted of 7 drill holes. The complete detailed composited drill intersections of mineralization are tabulated in the following table:

Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq
PND107
Interval:	55	109	54	151	1.01	1.17	238
including …	70	77	7	178	0.97	1.37	271
and …	70	109	39	180	1.2	1.34	283
and …	87	109	22	240	1.23	1.65	355
PND108
	15	65	50	135	0.4	1.42	208
including …	33	57	24	200	0.6	2.12	307
and …	33	43	10	257	0.41	1.49	333
Interval:	94	96	2	160	0.94	0.52	220
PND109
Interval:	15	43	28	242	0.27	0.69	281
including …	20	29	9	391	0.26	1.1	445
and …	24	26	2	1223	0.42	3.2	1365
and …	37	43	6	282	0.31	0.52	315
	75	173	98	15	2.47	1.28	168
including …	93	94	1	167	3.64	1.24	367

60

Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq
PND110
Interval:	9	182	173	95	1.63	1.4	273
including…	9	98	89	279	1.28	1.17	378
and…	9	28	19	718	0.05	0.74	749
and…	9	12	3	145	0.07	0.9	183
and…	16	28	12	1085	0.04	0.71	1115
and…	44	180	138	87	1.59	2.01	233
and…	44	46.5	2.5	111	0.61	1.09	179
and…	44	98	54	98	2.03	1.52	343
and…	52	54	2	115	1.61	1.33	234
and…	60	82	22	328	1.98	1.43	466
and…	61	65	4	1248	1.93	2.88	1441
and…	86	94	8	270	2.83	2.74	495
and…	97	98	1	155	3.26	3.03	409
PND111
Interval:	0	2.4	2.4	110	0.16	0.58	139
PND112
Interval:	12	28	16	154	0.08	0.39	173
including…	21	22	1	890	0.05	0.31	904
Interval:	33	36	3	120	0.07	2.4	216
Interval:	43	44.6	1.6	100	0.23	1.58	171
PND113
Interval:	3	28	25	196	0.04	0.29	209
including…	3	17	14	185	0.04	0.38	202
and…	21	28	7	310	0.04	0.19	320

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 77% of reported core lengths. Silver equivalents reported are calculated above do not assume metallurgical recoveries and were calculated using AgEg. (g/t) = Ag (g/t) % + (Pb% *(US$0.94/lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). Metal prices used in this silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb. Pb and US$1.00/lb. Zn.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

61

During the year ended December 31, 2019, the Company assessed whether there was any indication that the previously recognized impairment loss in connection with the Pulacayo Project may no longer exist or may have decreased. The Company noted the following indications that the impairment may no longer exist:

•	The Company signed a mining production contract granting the Company the 100% exclusive right to develop and mine at the Pulacayo Project;

•	The Company renewed its exploration focus to develop the Pulacayo Project in 2020;

•	The Company re-initiated active exploration and drilling program on the property;

•	Completed a positive final settlement of Bolivian tax dispute.

As the Company identified indications that the impairment may no longer exist, the Company completed an assessment to determine the recoverable amount of the Pulacayo Project.

In order to estimate the fair-value of the property the Company engaged a third-party valuation consultant and also utilized level 3 inputs on the fair value hierarchy to estimate the recoverable amount based on the property’s fair value less costs of disposal determined with reference to dollars per unit of metal in-situ.

With reference to metal in-situ, the Company applied US$0.79 per ounce of silver resource to its 36.8 million ounces of silver resources and US$0.0136 per pound of zinc or lead in resource to its 303 million pounds of zinc and lead.

The Company also considered data derived from properties similar to the Pulacayo Paca Property. The data consisted of property transactions and market valuations of companies holding comparable properties, adjusted to reflect the possible impact of factors such as location, political jurisdiction, commodity, geology, mineralization, stage of exploration, resources, infrastructure and property size.

As the recoverable amount estimated with respect to the above was $31.4 million an impairment recovery of $13,708,200 was recorded during the year ended December 31, 2019.

2020

Diamond Drilling

Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5 meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

On March 6, 2020, the Company released additional results from its first 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371

62

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	20	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

Drilling was commenced and completed in October 2020 at the Paca deposit. A 545 meter program focused on potential reinterpretation of the geology in the area. Geological mapping identified additional structures in the Paca area that may run oblique to the main east-west trending structure. In this program, 5 holes were drilled diagonally to test possible oblique structures for ‘blind’ mineralization that might have previously gone undetected. Significant results are shown below:

Hole ID	From	To	Length (m)	Ag (g/t)	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

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(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver overlimits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

District Exploration

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo Project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP_DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65

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Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone ("Veta Pacamayo"). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

The Pulacayo TVS (Veta Pulacayo) that hosts the Company’s indicated silver resource of 30.4 million oz @ 455g/t and inferred resource of 6.3 million oz at 406 g/t likewise trends roughly east-west, indicating that the Veta Pacamayo represents a parallel system that has seen very little exploration to date.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values.

(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo Project in 2013.

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the TVS that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west TVS trend, suggesting that the TVS was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the TVS coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

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2021

Diamond Drilling

In December 2020 the Company commenced a 940 meter diamond drilling program at the Pero target within its Pulacayo Project in Bolivia. Pero is located at the easternmost portion of the Pulacayo deposit and is the least understood area geologically. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the TVS as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

Through 2021 the Company conducted additional drilling over different areas of the property to test several induced polarization targets that were identified through a geophysical program. A total of 1,972m were drilled with no significant results found through these efforts.

During the year ended December 31, 2021, the Company:

•	reported drilling at the Pulacayo Projects continued past 1,972m of its 2,000 m drill program and Triunfo Project grab samples assayed up to 294 g/t silver.

•	started a 2,000-meter drilling program at Pulacayo Project The goal is to expand Pulacayo’s silver resource base, which currently stands at 106.7 million oz of indicated silver and 13.1 million oz of inferred silver according to an independent technical report by Mercator Geological Partners, effective October 13, 2020, and available on sedar.com. (Details provided in Company’s news release dated October 13, 2020).

•	identified of a large linear anomaly measuring over 1,400 meters in length, up to 250 meters wide, starting at a depth of approximately 250 meters from surface at its Pulacayo silver project in Potosi department, Bolivia.

Gibellini Project, Nevada, U.S.A.

The Company previously held an interest in the Gibellini Project which is no longer held by the Company as a result of the Arrangement. The Company held its 100% interest in the Gibellini Project by way of a lease agreement and staked claims. Claims are in the name of the Company’s indirect, wholly-owned Nevada subsidiaries, VC Exploration (US), Inc. (“VC Exploration”) and Nevada Vanadium, LLC (“Nevada Vanadium”).

Project Location

The Gibellini Project consists of a total of 587 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 241 claims. The Gibellini Project is located in Eureka County, Nevada, as well as 28 of the Bisoni group of claims, with the remaining 173 claims extending southwest into Nye County, Nevada. They are located approximately 25 miles south of the town of Eureka and are easily accessed from US Highway 50 to a paved road that becomes a graded, gravel road.

The Gibellini Project is situated on the south east flank of the Fish Creek Range in the Fish Creek Mining District, about 25 miles south of Eureka, Nevada and is accessed by dirt road extending westward from State Route 379.

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History

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”) and includes an area of approximately 771 acres. Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an “Advance Royalty Payment”). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer its title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD$1,000,000, which will be deemed an Advance Royalty Payment.

The Company also entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for payment by the Company to the Former Louie Hill Lessors of both advance royalty payments and net smelter return royalty payments. As with the Gibellini MLA, the advance royalty payments are calculated based on an agreed formula relative to the average vanadium pentoxide price for the prior year, for a total amount not to exceed US$28,000 per year (the “Louie Hill Advance Royalty Payments”). Upon commencement of production, the obligation to make Louie Hill Advance Royalty Payments will be replaced by a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims.

The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1 million, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of the commencement of production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

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On December 5, 2017, the Company announced that it had significantly expanded the land position at the Gibellini Project, by staking a total of 198 new claims immediately adjacent to the Gibellini claim group covering 4091 acres that are sufficient to enable future vanadium mining, processing and extraction.

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the indirect acquisition of VC Exploration, by paying a total of $335,661 in cash and issuing the equivalent of 50,000 common share purchase warrants to arm’s-length, private parties.

On August 24, 2020, the Company announced it had commenced the acquisition of the Bisoni Project from CellCube. As consideration for the acquisition of the Bisoni Project under the Bisoni APA, the Company issued the Bisoni APA Shares and paid $200,000 cash to CellCube. The Bisoni APA Shares were subject to a Canadian statutory four month hold period that expired on January 19, 2021. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to CellCube additional Common Shares with a value of $500,000, calculated based upon the 5 day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition. The acquisition of the Bisoni Project was completed on September 18th, 2020. The expanded Bisoni group of claims is located within the same formation and lithologic units as the Gibellini group of claims. The general geology in this area is considered to be similar to the Gibellini group of claims.

In the three months ended September 30, 2020, the Company expanded the land position at the Gibellini Project, by staking a total 32 new claims adjacent to the project.

The Gibellini Project is situated entirely on public lands that are administered by the BLM. No easements or rights of way are required for access over public lands. Rights-of-way would need to be acquired for future infrastructure requirements, such as pipelines and powerlines.

Regional Geology

The Gibellini Project occurs on the east flank of the southern part of the Fish Creek Range. The southern part of the Fish Creek Range consists primarily of Paleozoic sedimentary rocks of Ordovician to Mississippian Age of the eastern carbonate, western siliceous, and overlap assemblages. Tertiary volcanic rocks crop out along the eastern edge of the range and Tertiary to Quaternary sedimentary rocks and alluvium bound the range to the west and east in the Antelope and Little Smoky valleys, respectively. North to northeast-trending faults dominate in the region, particularly along the eastern range front.

The Gibellini Project lies within the Fish Creek Mining District. The limestone hosted Gibellini Manganese-Nickel mine and the Gibellini and Louie Hill black-shale hosted vanadium deposits are the most significant deposits in the district, and all occur within the Gibellini Project boundary. The Bisoni-McKay black-shale hosted vanadium deposit occurs several miles south of the Gibellini Project. A fluorite–beryl prospect and silver–lead–zinc vein mines with minor production are also reported to occur in the district. No significant work has been conducted on the Gibellini Project since 2015, with some minor prospecting completed in October of 2018. The Company has not completed trenching or drilling activities since its acquisition of the Gibellini Project.

Project Geology

The Gibellini Project deposit occurs within an allocthonous fault wedge of organic-rich siliceous mudstone, siltstone, and chert, which forms a northwest trending prominent ridge. These rocks are mapped as the Gibellini facies of the Woodruff Formation of Devonian Age (Desborough et al., 1984). These rocks are described by Noranda as thin-bedded shales, very fissile and highly folded, distorted and fractured (Condon, 1975). In general, the beds strike north-northwest and dip from 15 to 50° to the west. Outcrops of the shale are scarce except for along road cuts and trenches. The black shale unit which hosts the vanadium resource is from 175 ft to over 300 ft thick and overlies gray mudstone. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

The Woodruff Formation is interpreted to have been deposited as eugeosynclinal rocks (western assemblage) in western Nevada that have been thrust eastward over miogeosynclinal rocks (eastern assemblage) during the Antler Orogeny in late Devonian time.

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The Gibellini facies is structurally underlain by the Bisoni facies of the Woodruff Formation. The Bisoni unit consists of dolomitic or argillaceous siltstone, siliceous mudstone, chert, and lesser limestone and sandstone (Desborough and others, 1984).

Structurally underlying the Woodruff Formation are the coarse clastic rocks of the Antelope Range Formation. These rocks are interpreted to have been deposited during the Antler Orogeny and are attributed to the overlap assemblage.

The Louie Hill and Bisoni-McKay deposits are located in the same formation and lithologic units as the Gibellini deposit. The general geology in this area is thought to be similar to the Gibellini deposit area, with some increase in structural complexity near Bisoni-McKay due to thrusting in the area.

The ridge on which the Gibellini Manganese-Nickel mine (Niganz mine) lies is underlain by yellowish-gray, fine-grained limestone. This limestone is well bedded with beds averaging 2 ft thick. A fossiliferous horizon containing abundant Bryozoa crops out on the ridge about 100 ft higher than the mine. The lithologic and faunal evidence suggest that this unit is part of the Upper Devonian Nevada Limestone. Beds strike at N18E to N32W and dip at 18 degrees to 22 degrees west. The manganese–nickel mineralization occurs within this unit. Alluvium up to 10 ft thick overlies part of the area and is composed mostly of limy detritus from the high ridge north of the mine. Minor faulting has taken place in the limestone.

Deposit Descriptions

Gibellini Deposit

The Gibellini deposit occurs within organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Age Woodruff Formation.

In general, the beds strike north-northwest and dip from 15º to 50º to the west. The black shale unit which hosts the vanadium Mineral Resource is from 175 ft to over 300 ft thick and overlies gray mudstone of the Bisoni facies. The shale has been oxidized to various hues of yellow and orange up to a depth of 100 ft.

Alteration (oxidation) of the rocks is classified as one of three oxide codes: oxidized, transitional, and reduced. Vanadium grade changes across these boundaries. The transitional zone reports the highest average grades and RMP geologists interpreted this zone to have been upgraded by supergene processes.

Louie Hill

The Louie Hill deposit lies approximately 500 m south of the Gibellini deposit, being separated from the latter by a prominent drainage. Mineralization at Louie Hill is hosted by organic-rich siliceous mudstone, siltstone, and chert of the Gibellini facies of the Devonian Woodruff Formation and probably represents a dissected piece of the same allochthonous fault wedge containing the Gibellini deposit.

Mineralized beds cropping out on Louie Hill are often contorted and shattered but in general strike in a north–south direction, and dip to the west 0 to 40º.

Rocks underlying the Louie Hill Deposit consist of mudstone, siltstone and fine-grained sandstone probably of Mississippian age (Webb and/or Chainman Formations). Oxidation of the mineralized rocks has produced light-colored material with local red and yellow bands of concentrated vanadium minerals.

Bisoni-McKay

The overall geologic interpretation is largely based on the Hose, 1983 interpretation of the Bisoni McKay area. The Woodruff and underlying Devils Gate Limestone contact relationship on the project is mapped as a fault, perhaps part of which may be a slide block plane. In any case, at first glance both formations appear to be folded in sequence. Prior to Tertiary faulting the Devils Gate Limestone, the overlying Woodruff Formation and perhaps the Mississippian strata above, tentatively identified as the basal unit of the Webb Fm, appear to have been folded as a unit as exemplified by the north-trending fold and an accompanying fault that extends along the west side of the drill grid in Area A North. The fold may be due to drag along the north-southwest fault trend.

In the project area the late Devonian Gibellini facies and the greater Woodruff Formation are typically preserved and exposed in down-dropped fault blocks. In the vicinity of the historic Bisoni-Mckay deposit the Woodruff Formation is juxtaposed with the older, massive outcrops of Devonian Devils Gate Limestone. The north to northwest concealed fault has juxtaposed the Devils Gate limestone against the Mississippian Webb Fm that has resulted placing the Woodruff rocks in fault contact with the younger Webb Fm, which is younger than the Woodruff Formation.

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Activities and Developments

2018

On February 15, 2018, the Company indirectly acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini claims through the indirect acquisition of VC Exploration by paying a total of $335,661 in cash and issuing the equivalent of 50,000 common share purchase warrants to arm’s-length, private parties.

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the agreement, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor and which contain minimal resource) to the Company in exchange for USD$1,000,000, to be paid as an advance royalty payment.

On May 9, 2018, the Company submitted its Management’s POO to the BLM and the Reclamation Permit Application to the BMRR.

On May 29, 2018, the Company received results of the 2018 Gibellini PEA for the Gibellini Project. The 2018 Gibellini PEA was prepared by Amec Foster Wheeler E&C Services Inc, part of the Wood Group. This PEA has since been updated.

Metallurgical work based on Acid Heap Leach Testing of a Gibellini Bulk Sample, McClelland, September 4, 2013

A series of trenches were excavated and approximately 18 tons of material were sent to McClelland for pilot testing.

Solvent Extraction (SX) Test Work

Solvent extraction (“SX”) processing test work was conducted in 2013 to recover vanadium from sulfuric acid pregnant leach solution (“PLS”) generated during pilot column testing on bulk leach samples from the Gibellini Project. Laboratory scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was conducted on the loaded strip solution generated during the pilot SX testing, to evaluate methods for upgrading and purifying it to levels that may be required for sale of a final vanadium bearing product.

The design parameters from this test work were:

1)	SX Extraction pH Range 1.8 to 2.0

2)	Di-2-Ethyl Hexyl Phosphoric Acid Concentration 0.45 M (~17.3% by weight) Cytec

3)	923 Concentration 0.13 M (~5.4% by weight)

4)	The Organic Diluent is Orform SX-12 (high purity kerosene)

5)	SO2 addition of 1.0 to 1.5 g/l

6)	Strip Solution Sulfuric Acid Concentration 225 to 250 g/l SX

7)	Extraction Efficiency ~97%

8)	SX Strip Efficiency ~98%

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In August of 2018, the Company received metallurgical results from its technology partner, Northwest Non-Ferrous Metals Mining and Geology Group Co., Ltd, (‘NWME”) from samples collected during a site visit in March of 2018. Tests were performed at its laboratory testing facilities located in Xi’an, China. NWME utilized a SX processing method to recover vanadium from sulfuric acid PLS generated by bottle roll and column test acid leaching on Gibellini Project samples. The solution was reduced and then precipitated using ammonia to make AMV. The AMV was calcined and heated then cooled and pulverized. A vanadium pentoxide with 98.56 % purity content was produced. The assay for this work is shown below:

V2O5%	SI %	Fe %	P %	S %	As %	Na2O %	K2O %	Al %	U %
98.56	0.0078	0.88	0.058	0.47	0.0026	0.43	0.052	0.22	0.0001

Uranium content is less than 0.0001% which does not affect the marketability of the product.

The PLS was produced with very low deleterious elements which enabled using an efficient SX process. The PLS V2O5 concentration was 1.15 gram per liter and the Pregnant Strip Solution V2O5 concentration was 39.61 grams per liter.

Overall Vanadium Recovery of Over 60% and Low Acid Consumption

PLS was produced from both bottle roll and column tests. Sulfuric acid was added to the feed material with the bottle rolling for 1 hour, then the open bottle was allowed to cure for 24 hours and water was added to the bottle to attain the desired density (40%). Initial samples were taken at 6 hours, 12 hours, 24 hours, 36 hours, 48 hours and then once a day until the bottle roll was completed.

In column tests, sulfuric acid was added to the feed material and the material was allowed to cure for 24 hours before initiating the leaching. Leaching was conducted by applying 108 grams per liter acid solution over the material. PLS was collected every 24 hours and samples were taken for vanadium analysis. All the tests were performed at room temperature and at atmospheric pressure. The results of the tests are given below:

Test	Leach Time	Vanadium Recovery %	Sulfuric Acid Consumed kg/t
Column Test	21 days	70.74	100
Bottle Roll Test - investigate the effect of the curing method and increase of sulfuric acid addition on the vanadium recovery	50 hours	62.8	150
Bottle Roll Test - investigate addition of NWME prepared leaching agent on the vanadium recovery	144 hours	66.5	100
Bottle Roll Test - investigate the leaching of coarse feed (2mm) on the vanadium recovery	216 hours	63.7	100

The results of the bottle roll and column leach tests performed by NWME largely validate the results of previous tests performed by McClelland on the Gibellini Project bulk sample in 2013 (18 tons of material).

The NWME test samples were not agglomerated and were on short leach time of 21 days for column tests and 5 days for bottle roll tests. The Company studied both the NWME test and McClelland test in detail and believe the results were consistent, whereby 70% recovery can be achieved with longer leach cycle (over 100 days McClelland vs 21 days NWME) and less acid consumption (50 kg of acid per tonne of material McClelland vs 100 kg of acid per tonne of material NWME).

A summary of acid heap leach tests of a Gibellini Project bulk sample, completed at McClelland, September 4, 2013 is tabulated below:

Size	Test Type	Time (Days)	Vanadium Recovery %	Head Grade % V2O5	Sulfuric Acid Consumed kg/t
50 mm (2”)	Column, open circuit	123	76.6	0.53	39.9
12.5 mm (1/2”)	Column, open circuit	123	80.2	0.56	32.7
12.5 mm (1/2”)	Column, closed circuit	230	68.3	0.51	38.1
12.5 mm (1/2”)	Column, closed circuit	198	74.0	0.56	43.5
12.5 mm (1/2”)	Bottle Roll	4	67.1	0.51	33.6
1.7 mm (-10m)	Bottle Roll	4	66.3	0.51	29.9
-75µ	Bottle Roll	4	67.6	0.50	28.1
-75µ	Bottle Roll	30	74.2	0.53	24.5

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Representative Feed Grade with Benign Test Conditions that Can be Replicated in Commercial Setting

The leaching bottle roll and column tests were performed at room temperature and at atmospheric pressure based on the Gibellini Project’s representative grade from grab sampling method across the width of the mineralization at various locations of the Project. These samples are characterized in table below:

Sample Number	Sample ID	Weight kg	Head Grade V2O5 (%)
1	18-L6-28	17.0	0.665
2	18-L6-29	17.0	0.885
3	18-L6-30	12.5	0.370
4	18-L6-31	18.0	0.210
5	18-L6-32	13.5	0.420
6	18-L6-33	22.5	0.280
7	18-L6-34	19.0	0.315
8	18-L6-35	20.0	0.185
9	18-L6-36	18.0	0.165
10	18-L6-37	20.0	0.195
Total		177.5

For the purpose of metallurgical testing, the samples were mixed to produce a composite material with the average grade of 0.30% V2O5 which is representative of Gibellini Project resource grade. The composite material was ground to -75 μm feed. The Company believes the test conditions can easily be replicated in a commercial heap leach setting with low technical and implementation risk.

Vanadium Mineralogy in Achieves Recovery at Room Temperature and Atmospheric Pressure

NWME performed detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analizer 650 and V element phase analysis. This mineralogical analysis confirmed that the Gibellini Project resource has a high percentage of independent vanadium minerals ("IVM") such as kazakhstanite, shubnelite, sherwoodite, bokite, which can be leached easily at room temperature and atmospheric pressure within a short time frame.

NWME noted the unique nature of the Gibellini Project samples with over 45% IVM versus numerous other typical black shale deposits which they have encountered containing less than 10% IVM.

All of the test work carried out on the material from the Gibellini Project indicate that there is a two-stage leaching phenomenon in Gibellini Project ore - approximately 50% of the vanadium leaches in the first 96 hours (independent vanadium minerals), and the remaining leaching approximately 15 to 20% occurs over a longer time horizon.

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Heap leaching is the lowest-cost recovery method compared to roasting, and pressured container VAC leaching; whereby capital costs can compound to multiple times greater for the same throughput. The Gibellini Project’s high IVM content is a key competitive differentiator which places the deposit in the top tier of black shale deposits in terms of pre-production capital cost required based on NWME’s research. The mineralogical results of the Gibellini Project ore as characterized by NWME’s test work is shown in table below:

Mineral composition		Mineral content %	V content in minerals %	V distribution %
Independent vanadium minerals 45.2% of vanadium content	Kazakhstanite	0.15	40.91	19.77
	Shubnelite	0.13	27.86	11.67
	Sherwoodite	0.08	34.54	8.90
	Bokite	0.03	36.51	3.53
	Melanovanadite	0.01	41.27	1.33
Vanadium-bearing layered aluminosilicate minerals 20.8% of vanadium content	Sericite	8.59	0.57	14.63
	Illite	5.58	0.28	5.03
	Chlorite	0.81	0.44	1.14
	Nacrite-palygorskite	0.70	-	-
Vanadium-bearing layered iron oxide, sulfate 34% of vanadium content	Limonite	1.76	5.48	31.07
	Strengite	0.64	0.49	1.01
	Jarosite	0.48	1.24	1.92
Gangue	Quartz	75.88	-	-
	Apatite	2.83	-	-
	Potassium feldspar	0.73	-	-
	Dolomite	0.66	-	-
	Carbonaceous	0.45	-	-
	Rutile	0.25	-	-
	Barite	0.04	-	-
	Pyrite	0.20	-	-
Total		100.00		100.00

Low Carbonate Content Results in Low Acid Consumption.

NWME detailed mineralogical analysis which included microscope identification using a Carl Zeiss Axioskop, XRD analysis on Bruker D8-A25 XRD, multi-element analysis, electron probe X-ray microanalysis on JEOL JXA 8230, scanning electron microscopy/energy dispersive X-ray spectroscopy analysis on Mineral Liberation Analyzer 650 and V element phase analysis, confirmed the extremely low carbonaceous content of the Gibellini Project's oxide and transition samples. This explains the low acid consumption (less than 50 kg per tonne) compared to other average black shale deposits of 200 kg to 300 kg per tonne based on extensive NWME data compilation. Given acid cost accounts for approximately 50% of the Project’s operating expenses, the Gibellini Project's low carbon content is a key competitive differentiator which places it in the top tier of black shale deposits in terms of processing cost based on NWME’s findings.

The following table is a generalized comparison of the Gibellini Project's deposit to a composite of typical black shale vanadium deposits:

	Gibellini Vanadium Deposit	Black Shale Series Vanadium Deposits
Host Rock	Silica State	Carbon Siliceous Rocks with Mudstone
The Mineral Composition	High Silica, Low Aluminum and Low Carbonaceous. SiO2-78.40%; Al2O3 - 4.13%; T(C) - 0.47%	High Silica, High Aluminum and High Carbonaceous. SiO2-62-93%; Al2O3 > 7%; T(C) > 10%

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Engineering Procurement Construction Management

On August 15, 2018, the Company issued a request for proposal (the “RFP”) for engineering, procurement, construction and management services (“EPCM”) from qualified bidders. In December of 2018, the Company selected M3 Engineering & Technology Corporation (“M3”) of Tucson, Arizona to provide EPCM for the Gibellini Project in response to the RFP. M3 was selected for its specific experience in heap leach engineering, and construction expertise in arid environments such as Nevada and Arizona.

The EPCM consists of three phases. Phase 1 includes updating and simplifying previous basic engineering as well as mine design, waste dump design, road design, borrow pit design, buildings and infrastructure designs will not be substantially changed. Phase 2 will consist of procurement of the required equipment, services and developing the detailed engineering design required to build the project facilities. Phase 3 will outline construction management services to build the facilities to accomplish the actual work.

The Company expects Phase 1 of the EPCM to be completed in 2020; Phase 2 to be completed in 2021; Phase 3, to be completed in 2022; and the Gibellini Project wet commissioning is expected to be in 2023.

To try to minimize technical and implementation risk, the Company is working closely with its chosen technology partner, NWME, to fine tune metallurgy, process design and engineering, and ensure maximum vanadium recovery and high-grade vanadium pentoxide commercial product on site. NWME owns and is currently operating the world’s largest black-shale vanadium mine in China with an environmentally friendly, hydrometallurgical leach processing technology without the need of a pre-roasting step (see the Company’s news release dated March 12, 2018, for more details).

Big Sky Prospect (300m by 50m)

On March 26, 2019, the Company announced via news release available on SEDAR vanadium assay results from its Fall 2018 exploration reconnaissance program on the Gibellini Project. The 155 assays are taken from three prospective exploration areas all within 5 kilometers to existing Gibellini Project vanadium NI 43-101 compliant resource pit outline. Surface grab samples assay as high as 2% vanadium pentoxide (V2O5) and 75 samples (48% of total 155) have V2O5 grades greater than the Gibellini Project deposit’s cut-off grade of 0.101% V2O5 at $12.5/lb V2O5.

The high vanadium assay results along the 5-kilometer northeast-southwest trend which line-up the Northeast Prospect, through Gibellini Hill, Louie Hill, Middle Earth prospect, and Big Sky prospect providing an indication of potential and possibly significant future expansion of vanadium mineralization along this corridor.

The Big Sky prospect occurs 3.1 kilometers southwest of the Gibellini Hill measured and indicated resource and 1.8 kilometers southwest of the Louie Hill inferred resource. A total of 62 samples were taken, of which 40% (n=25) returned assays greater than Gibellini Project cut-off grade. Sixteen (16) samples returned assays >0.200 V2O5. The distribution of samples occurs along a 300-meter exposure of the Woodruff Formation. Assays showing >0.200 V2O5 are shown in table below.

V2O5% GRAB SAMPLE ASSAY RESULTS AT BIG SKY PROSPECT FOR SAMPLES WITH >0.200%

SAMPLE ID	Prospect	V2O5%
301910	Big Sky	0.261
301913	Big Sky	0.223
301915	Big Sky	0.346
301916	Big Sky	0.400
301918	Big Sky	0.712
301920	Big Sky	0.264
301926	Big Sky	0.580
301927	Big Sky	2.008
301928	Big Sky	0.848
301944	Big Sky	0.264
301946	Big Sky	0.280
301947	Big Sky	0.218
301950	Big Sky	0.261
302050	Big Sky	0.214
302054	Big Sky	0.787
302055	Big Sky	1.982

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Middle Earth Prospect (200m by 70m)

The Middle Earth prospect occurs 1.7 kilometers southeast of the Gibellini Hill deposit and 300 meters south of the Louie Hill deposit. A total of 50 samples were collected of which 68% (n=34) returned assays >0.101% V2O5 or the Gibellini Project cut-off grade. Twenty-seven (27) samples returned assays >0.200 V2O5. The samples are distributed over 3 road cuts of exposed Woodruff Formation making up a 200 meter by 70-meter areal footprint. Assays showing >0.200 V2O5 are shown in the following table.

V2O5% GRAB SAMPLE ASSAY RESULTS AT NORTHEAST TRENCH PROSPECT FOR SAMPLES WITH >0.200%

SAMPLE ID	Prospect	V2O5%
302004	NE Trench	0.239
302005	NE Trench	0.380
302016	NE Trench	0.303

Water and Power supply

On August 20, 2018, the Company secured water supply for the Gibellini Project construction and operation. The Company signed a 10-year agreement (the “Water Supply Agreement”) with the owner of a private ranch, located approximately 14.5 kilometers from the Gibellini Project. The Water Supply Agreement can be extended for any number of additional 7-year terms, not to exceed (with the primary term) a total of 99 years.

Under the terms of the Water Supply Agreement, the lessor granted to the Company the rights to 805 acre-feet (approximately 262.4 million gallons) of water per year for the Gibellini Project, at a minimum flow rate of 500 gallons per minute (“gpm”) from its year-round springs surface water stream. The water flow rate was measured at the ranch springs in 1965, in 1981, from December 2011 to September 2013, and most recently, in 2017. The water flow rate ranges from 1,000 to 3,900 gpm with an average flow rate of 2,690 gpm, which exceeds the project’s maximum water operational requirement of 420 gpm based on the process engineering design prepared by Scotia International of Nevada, Inc. as a part of engineering, procurement, construction and management work done in 2014.license.

The Gibellini Project completed water-related baseline studies including the drilling of water-test wells, water source data collection, characterization, flow rate testing and modeling. Due to the fact that the Water Supply Agreement provides a source of water from surface springs located on a private ranch and baseline studies related to it have been completed, the Company expects to significantly expedite the permitting process by eliminating the need to appropriate water rights from the Nevada Division of Water Resources.

The power supply for the Gibellini Project site is assumed to be at 24.9 kV and supplied from a planned substation to be located near Fish Creek Ranch. This substation would tap and step-down the 69kV supply carried by the line to the nearby Pan Mine to 24.9kV and place it on a line to the Gibellini Project. Negotiations with the power utility, Mt. Wheeler Power, will need to be undertaken to secure any future power supply contract and transmission line to the site.

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2019

Permitting

In conformance with BLM permitting requirements and Secretarial Order 3355, the Company submitted a package of enhanced baseline reports (the “Enhanced Baseline Reports”) on March 22, 2019. Following the BLM review of the baseline reports, the Company submitted the Gibellini Mine Plan of Operations (the “Gibellini MPO”) to the Battle Mountain District office of the BLM and the Reclamation Permit application to the State of Nevada Division of Environmental Protection Bureau of Mining Regulation and Reclamation on June 28, 2019.

The Enhanced Baseline Reports were completed using data primarily collected by the previous operator between 2010 and 2012, and included studies of biological resources, air resources, cultural resources, surface water resources, ground water resources, noise, wild horses, paleontological resources, geological resources, socioeconomic and environmental justice, soil resources, visual resources, wetlands and riparian resources, and geochemical characterization for ore and overburden. The baseline data was updated with data collection completed in 2019 that validated the previous data. The reports included a review of potential environmental impacts and proposed environmental protection measures to avoid or minimize these impacts. The Gibellini MPO was then prepared by integrating the information developed in the baseline reports to guide the Gibellini Project design to avoid or minimize potential environmental impacts.

The Gibellini MPO includes over 1,100 pages of detailed development plans for the Gibellini Project exploration activities, open pit mining operations and processing facilities to extract and recover vanadium from the Gibellini deposit with stated average mine production during the seven-year mine life of 15.7 million tons of ore material containing 120.5 million pounds of vanadium. The primary facilities include the: pit, waste rock disposal facility, mine office, auxiliary facilities such as water and power, crushing facilities and stockpile, heap leach pad, process facility, water ponds, borrow areas, and mine and access roads.

In addition, the Gibellini MPO includes the following management plans and engineering studies:

•	quality assurance plan;

•	storm water management plan;

•	adaptive waste rock management plan;

•	monitoring plan;

•	noxious weed management plan;

•	spill contingency plan;

•	feasibility study level pit slope design;

•	heap leach and waste rock dump facility stability report;

•	closure plan;

•	water management plan;

•	interim closure plan;

•	transportation plan;

•	radiation protection plan;

•	climate data and surface water hydrology;

•	seismic hazard analyses; and

•	engineering design criteria.

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In August 2018, NewFields completed the Gibellini Project heap leach pad and waste dump designs as part of an overall basic engineering design led by M3 Engineering and Technology Corp

On October 31, 2019, the water pollution control permit and air permit applications were submitted to the Nevada Division of Environmental Protection (“NDEP“) incorporating the Newfields and M3 Engineering design packages. The draft air permit was posted for public comment on July 13, 2020.

NDEP Water Pollution Control Permit

Mining in Nevada is regulated under the authority of the Nevada Revised Statutes (NRS) 445A.300-NRS 445A.730 and the Nevada Administrative Code (NAC) 445A.350-NAC 445A.447. Water Pollution Control Permits (“WPCP”) are issued to an operator prior to the construction of any mining, milling, or other beneficiation process activity. Facilities utilizing chemicals for processing ores are required to meet a zero-discharge performance standard such that waters of the State will not be degraded.

The engineering design for heap leaching, the processing facility, and the mine design (M3 Engineering and Newfields Companies, LLC) was integrated into to the site closure plan that was also submitted as part of the WPCP application. This design will facilitate concurrent closure of the heap as each heap cell is finished leaching. This will allow the closure plan to be initiated during operations. At the end of active mining, the site can be closed at minimal technical risk. This reduces the closure duration and liability and the commensurate reclamation bond.

Air Quality Class II Permit

The Nevada Bureau of Air Pollution Control issues air quality operating permits to stationary and temporary mobile sources that emit regulated pollutants to ensure that these emissions do not harm public health or cause significant deterioration in areas that presently have clean air. This is achieved by stipulating specific permit conditions designed to limit the amount of pollutants that sources may emit into the air as a regular part of their business processes.

Any process/activity that is an emission source requires an air quality permit. Nevada Revised Statute (NRS) 445B.155 defines an emission source as “any property, real or personal, which directly emits or may emit any air contaminant.”

The Class II Permit for the Gibellini Project is for facilities that emit less than 100 tons per year for any one regulated pollutant. Since the vanadium processing will utilize a heap leach, the emissions will be under the threshold for more complex air permits. The engineering design incorporates stringent emission control technology to minimize emissions. The modeled emissions from the entire Gibellini Project are well below the National Ambient Air Quality Standards ("NAAQS").

The Enhanced Baseline Reports (“EBR’s”) were extensively used in the Project engineering design to ensure that potential environmental impacts identified in the EBR’s would be avoided or minimized by facility design. These engineering controls help ensure that avoidance of potential environmental impacts is “built into” the project from the start of the design process. Doing so will allow environmental protection measures to be taken to minimize the risk of impacts that cannot be completely avoided in the design and ensure up-front project planning that is sensitive to all environmental resources.

On October 31, 2019, the Company submitted permit applications for the Water Pollution Control Permit and the Class II Air Quality Permit. These Nevada state permits have been developed to provide construction level engineering that supports the mine plan previously submitted to the BLM in the Plan of Operations. Comments received from the BLM were used as guidance in the engineering design to ensure the State and Federal Permits are aligned and reflect the most current guidance provided by both the NDEP and BLM.

2020

Bisoni-McKay Claims Acquisition

On August 24, 2020 the Company announced that its wholly owned subsidiary Nevada Vanadium had entered into the Bisoni APA with CellCube to acquire the Bisoni Vanadium Project (Bisoni Project) situated immediately southwest to Nevada Vanadium’s Gibellini Project. Subject to the terms and conditions in the Bisoni APA, Nevada Vanadium would acquire the Bisoni Project by the Company issuing 0.4 million Common Shares and paying $200,000 cash to CellCube at closing. Additionally, the Company would make a one-time payment to CellCube of $500,000 in Common Shares, upon the price of European vanadium pentoxide price exceeding US$12 a pound for 30 consecutive business days, occurring on or before December 31, 2023, subject to TSX approval. The 4 million Common Shares would be subject to a statutory four month and one day hold period expiring on January 19, 2021.

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On September 18, 2020 the Company’s subsidiary, Nevada Vanadium announced that it had completed the acquisition of the Bisoni Project from CellCube. Under the terms of the Bisoni APA, the Company issued 4 million Common Shares ("Compensation Shares") and paid $200,000 cash to CellCube. The Compensation Shares were subject to a Canadian statutory four month and one day hold period which expired on January 19, 2021.

The host rocks carrying vanadium mineralization at both the Gibellini Project and Bisoni Project belong to the same Gibellini facies of the Woodruff Shale Formation.

There exist several highly prospective exploration targets in between and around the Gibellini and Bisoni McKay deposits (the two are 14 kilometers apart) along the northeast – southwest corridor such as the Big Sky prospect, the Middle Earth prospect and the Northeast prospect (from Gibellini Project) and BMK and BR zones (from the Bisoni Project) all with outcropping surface vanadium mineralization that could potentially ultimately lead to additional vanadium mineral discoveries.

2021

On August 30, 2021 Silver Elephant announced the results of a preliminary economic assessment for its Gibellini vanadium project that demonstrates an after-tax internal rate of return (“IRR”) of 25.4%, and after-tax cumulative cash flow of $260.8 million, assuming an average vanadium pentoxide (V2O5) price of $10.00 per pound.

The Gibellini project is designed to be an open pit, heap leach operation in Nevada’s Battle Mountain region (25 km south of Eureka) with initial capital cost of $147 million, average annual production is 10.2 million pounds of V2O5 , at an all-in sustaining cost of $6.04 per pound with strip ratio of 0.18 to 1 (waste rock:leach material).

As of February 28, 2022, the European price of vanadium pentoxide (98%) was $11.00 per pound according to www.asianmetal.com.

The 2021 PEA was prepared by Wood Group USA, Inc (Wood) and Mine Technical Services Ltd. (MTS).

Capital and operating costs for the 2021 PEA are based on supplying 3 Mt of crushed and agglomerated leach material annually from two open pits at Gibellini and Louie Hill. Initial mine development will be focused on Gibellini, with Louie Hill following nine years later.

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine using a truck and loader fleet consisting of 100-ton trucks and front-end loaders. A power line would be constructed from an existing transmission line and water will be leased from a private ranch. Both water and power sources are within five miles of the planned mining operations.

The average annual mine production during the 11.1 year mine life will be 3.56 million tons of leach material (3 Mst) and waste (0.56 Mst) at a strip ratio of 0.18 (w:l).

Period	Total	Rock Waste	Oxide Leach	Transition Leach	Reduced Leach	Leach Total	V2O5	Contained V2O5	Produced V2O5
	(kt)	(kt)	(kt)	(kt)	(kt)	(kt)	(% V2O5)	(mbls)	(mbls)
YR1	3,002	2	2,573	424	2	3,000	0.298	17,877	10,915
YR2	3,072	72	2,025	974	1	3,000	0.320	19,221	12,297
YR3	3,117	117	766	2,185	50	3,000	0.401	24,059	16,293
YR4	3,096	96	2,423	577	0	3,000	0.227	13,602	8,638
YR5	3,081	81	1,096	1,862	42	3,000	0.281	16,881	11,252
YR6	3,011	11	395	2,158	447	3,000	0.292	17,519	11,824
YR7	5,943	2,943	641	1,817	542	3,000	0.224	13,447	8,926
YR8	4,232	1,232	308	960	1,732	3,000	0.178	10,657	6,409
YR9	3,203	203	591	44	2,365	3,000	0.187	11,214	6,121
YR10	3,067	67	3,000	0	0	3,000	0.364	21,857	12,999
YR11	4,191	1,191	3,000	0	0	3,000	0.218	13,057	7,922
YR12	518	121	397	0	0	397	0.177	1,405	870
YR13									101
Total	39,533	6,136	17,215	11,001	5,181	33,397	0.271	180,796	114,567

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Mining will be completed using contract mining, with Silver Elephant’s mining staff overseeing     the contracted mining operation and performing the mine engineering and survey work.

The processing method envisioned will be to feed leach material from the mine via loader to a hopper that will feed a crushing plant. The leach material will be fed to the agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution (“PLS”) will be sent to the process building for metal recovery. In the process building, the PLS will go through solvent extraction (“SX”) and stripping processes to produce vanadium pentoxide.

Capital and Operating Costs

During the capital period, an initial leach pad having a capacity of 16.7 Mst  will be constructed, and will be followed by one expansion of approximately 16.7 Mst.The total initial capital cost is estimated at approximately $147 million.

PROJECT CAPITAL COST ESTIMATE

Cost Description	Total ($000s)
Open Pit Mine
Mobile equipment	122
On Site Infrastructure
Site preparation	2,740
Roads	1,577
Water supply	2,263
Sanitary system	69
On-site electrical	2,325
Communications	187
Contact water ponds	186
Non-process facilities - buildings	8,594
Process Facilities
Material handling	21,730
Heap leach system	22,033
Process plant	24,167
Off-Site Infrastructure
Water system	5,095
Electrical supply system	3,657
First fills	975
Total Direct Cost	95,720
Construction indirect costs	5,355
Sales Tax/OH&P	5,333
EPCM	11,178
Contingency	29,396
Total Project Cost	146,982

Note: OH&P = overhead and profit, EPCM = engineering, procurement and construction management

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Sustaining capital is estimated at $25.2 million.

SUSTAINING CAPITAL COSTS

Description	Total ($000s)
Leach pad expansions	23,069
Haul road to Louie Hill	814
Storm water controls Louie Hill pit/waste rock facility/roads	386
Equipment annual allowance	971
Total Sustaining Capital	25,240

Operating costs are estimated to average $16.12 per ton leached, or $4.7/lb V2O5 recovered

Total Cash Operating Cost	$ per Ton Leached	$ per lb of V2O5 Recovered
G&A	0.97	0.28
Mining Cost	3.36	0.98
Total Processing Cost	11.79	3.44
Total	16.12	4.7

The cash operating costs in the first half of the Gibellini project covering years 1–7 is $4.20 per lb of V2O5 produced and for years 8–12 is $5.87 per lb of V2O5 produced, resulting in a weighted average cash cost of $4.70 per lb of V2O5 produced and all-in sustaining cost of$6.04/lb. The cash operating cost is lower in the first half of the Gibellini project due to processing of higher-grade material.

Vanadium Recoveries and Metallurgical Testing

Approximately 114.6 million pounds of V2O5 is expected to be produced from the Gibellini and   Louie Hill leaching operations at an average recovery of 63.4% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching will be performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The PLS will be continuously collected with leach material undergoing, on average, a 150-day heap-leaching cycle.

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The direct heap leach vanadium recovery estimates used in the 2021 PEA were based on extensive metallurgical test work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the Gibellini deposit, and are considered to be representative of the various types and styles of mineralization within that deposit. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching.

Solvent extraction processing was conducted to recover vanadium from sulfuric acid PLS generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory-scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was successfully conducted on the loaded strip solution to purify, precipitate and extract final marketable vanadium-bearing products.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. A sensitivity analysis to vanadium price indicates strong project economics even in very challenging conditions, and that the Gibellini project is well positioned to benefit from the current rising vanadium price environment. A 30% increase in the vanadium price to $13/lb V2O5 relative to the base case translates to a 42% IRR and

$295.4 million after-tax net present value at a 7% discount rate. Sensitivity tables are shown below:

V2O5 Price Change	V2O5 Price	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(US$/lb)	(%)	(US$ M @ 7%)	(US$ M)
45	14.5	49%	377	671.5
30	13	42%	295.4	536.8
15	11.5	34%	212.3	399.7
Base Case	10	25%	127.9	260.8
-15	8.5	14%	42.1	122.3
-30	7	0%	-55.8	-38.9
-45	5.5	0	-155.1	-202

Sensitivity to changes in the grade of V2O5 is shown below:

Grade Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	48%	363.8	649.7
30	41%	286.6	522.2
15	34%	207.7	392.2
Base Case	25%	127.9	260.8
-15	15%	46.9	130
-30	0%	-45.2	-21.4
-45	0	-139	-175.5

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Sensitivity changes in capital costs are tabulated below:

CAPX Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	14%	69.2	197.5
30	17%	89.2	218.6
15	21%	108.6	239.7
Base Case	25%	127.9	260.8
-15	31%	146.9	281.9
-30	38%	165.8	303
-45	0	184.7	324.1

Sensitivity to changes in Operating Costs are tabulated below:

Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	8%	3.6	50.6
30	15%	49.2	128.5
15	21%	89.2	195.3
Base Case	25%	127.9	260.8
-15	29%	166.4	326.7
-30	33%	203.7	390.7
-45	0	239.9	452.6

Vanadium as a Critical Metal

Vanadium was designated a critical material by the U.S. government in 2018 due to its importance to the defense and energy storage sectors and there being no domestic production with all supply through imports, mostly from Russia, China, and South Africa.

Vanadium alloy steel is 30% lighter than non-alloyed steel, with double the tensile strength. It is used extensively in the aerospace and defense sectors, as well as in skyscraper construction. A structural vanadium deficit is expected to occur by 2025 with the rising popularity of the vanadium redox flow battery which is a mature technology featuring up to an eight-hour duration discharge and is scalable to hundreds of megawatt hours. Battery life is projected to be a minimum of 20 years with no expected degradation of the vanadium or the charge density.

Expansion Potential

Opportunity exists to upgrade the Gibellini, Louie Hill and Bisoni Mckay Inferred Mineral Resources to higher confidence categories through drilling, and to incorporate Bisoni McKay Mineral Resources in future economic studies.

The acquisition of the Bisoni McKay deposit in September of 2020 significantly expanded the Company’s land position from approximately 7 km of Woodruff Formation strike to 21 km . The Woodruff Formation is the host of the vanadium mineralization in the three deposits. Numerous vanadium-bearing surface rocks were identified by the Company in its 2019 reconnssance program of surface exposures of the Woodruff Formation. These may warrant drill programs upon further investigation (see Company’s press release dated May 26, 2019).

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Offtake and Project Financing

The Company has received unsolicited expressions of interest from various potential investment sources and is currently engaged in discussions with potential cornerstone investors, vanadium product off-takers on potential equity, debt and prepaid off-take financing possibilities. The Company expects to report material progress in due course.

Permitting

Integration with BLM 12-month 3355 Environmental Impact Statement Process

The Nevada state permit applications were brought forward in the permitting process to identify any issues resulting from NDEP review that could affect the project design in the plan of operations early. By resolving the State permitting issues prior to the start of the EIS, it will help ensure that the 12-month schedule mandated by the BLM Secretarial Order 3355 (S.O. 3355) can be met and interruptions to the schedule can be avoided.

On July 14, 2020, the NOI to prepare the EIS was published in the Federal Register. The NOI formally commences the 12-month timeline to complete the National Environmental Policy Act review and EIS preparation by the BLM. The NEPA process is designed to help public officials complete permitting decisions that are protective of the environment and includes a public engagement process.

A news release dated July 16, 2020 from the BLM Mount Lewis Office stated the following: “If approved, this project would provide hundreds of jobs and will contribute to the nation’s domestic source of critical minerals,” said Doug Furtado, Battle Mountain District Manager. “The Gibellini mine would also be the first vanadium mine in the U.S. and, in accordance with Secretarial Order 3355, we anticipate having a record of decision in 12 months.

The Gibellini project conforms to the current U.S. administrations green energy initiatives and the EIS Record Of Decision (“ROD”) is expected in early 2022. Operating permits from the State of Nevada are on track to be received on the same timeline as the ROD. The renewable energy alternative in the EIS includes 6 MW of solar panels and a 10 MW vanadium flow battery to provide 100% of the Gibellini project’s electrical power demand. If selected by the BLM, the Gibellini project would be the first mine in the US completely powered by renewable energy. The Gibellini project would also be the first primary vanadium mine in the U.S.

As there is currently no primary domestic production of vanadium, the United States is dependent on foreign sources of vanadium; this creates a strategic vulnerability for both the economy and military to adverse government action or other events that can disrupt the supply of this key mineral.”

During the year ended December 31, 2020, the Company incurred total costs of $2,435,857 (2019 -$4,956,939; 2018 - $2,727,759) for the Gibellini Project including for $897,085 (2019 - $3,200,773; 2018 - $1,509,587) for geological and engineering services, $1,190,607 (2019 - $1,470,007; 2018 - $831,023) for personnel, legal, general and administrative expenses and $348,165 (2019 -$286,158; 2018 - $387,149) for royalties, fees and taxes. Also, during the year ended December 31, 2020, the Company incurred total costs of $2,237,077 (2019 -$Nil; 2018 - $Nil) for the Bisoni claims and 16,489 (2019 - $Nil, 2018 - $Nil) for the Gibellini claims.

Planning Activities

The Company intends to spend the available funds based on annual budgets approved by the Board of Directors consistent with established internal control guidelines, and programs recommended in the 2018 Gibellini PEA. However, there may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly and will depend on a number of factors, including those referred to under “Risk Factors”.

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The Company’s 2021 objectives are:

•

To continue with the permitting process in order to obtain necessary permits and authorizations prior to conducting Project-related activities to ensure compliance with all applicable regulatory requirements. Anticipated permits are presented in the following Table:

REQUIRED PERMITS AND REGULATORY AUTHORIZATIONS FOR GIBELLINI PROJECT

Permits and Authorizations	Regulatory Agency
Plan of Operations/Record of Decision	Bureau of Land Management
Explosives Permit	U.S. Department of the Treasury, Bureau of Alcohol, Tobacco, and Firearms
Surface Disturbance Permit and Class II Air Quality Operating Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Air Quality
Water Pollution Control Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Mining Reclamation Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Mining Regulation and Reclamation
Industrial Artificial Pond Permit	Nevada Department of Conservation and Natural Resources, Nevada Department of Wildlife (NDOW)
Class III Waiver Landfill Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Solid Waste
General Discharge Permit (Stormwater)	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Hazardous Materials Storage Permit	State of Nevada, Fire Marshall Division
Hazardous Waste Identification Number	United States Environmental Protection Agency
Septic Treatment Permit Sewage Disposal System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Water Pollution Control
Potable Water System Permit	Nevada Department of Conservation and Natural Resources, Division of Environmental Protection, Bureau of Safe Drinking Water
Radioactive Materials License	Nevada Department of Health and Human Services, Nevada State Health Division, Radiological Health Section
Dam Safety Permit	State of Nevada Division of Water Resources
Local Permits
County Road Use and Maintenance Permit/Agreement	Eureka County Building Planning Department

a.	Continue to seek potential offtake or strategic investment partners.

b.	Further explore the Gibellini Project and evaluate prospects from the Bisoni Project.

Non-Material Properties

Sunawayo Project, Bolivia

Project Location

Located in central Bolivia, the Company’s Sunawayo Project is contiguous with the Malku Khota project ("MK"). The Malku Khota deposit with a 350million-oz historic silver resource sits 200 meters south of the Sunawayo-MK border ("MK Border"). The Sunawayo Project features a 17km property extent which covers 59.5 square km of prospective area and includes an active 100 ton-per-day open-pit mining operation located 10km north of the MK Border.

In the Company’s first-pass reconnaissance, undertaken while possessing only limited site data, the Company’s geologists identified at least four high priority areas along the 11km lithological trend that hosts the Malku Khota deposit. These areas are called Caballo Uma, Pujiuni, Mine Area and MK Border.

The Sunawayo Project is patented land which the Company acquired through the Sunawayo SPA, whereas Malku Khota is unpatented land administered by COMIBOL. In January of 2020, the Company applied for a mining production contract with COMIBOL that would give it the rights to mine and explore Malku Khota. The application was received by COMIBOL and is currently under review. While the Company is engaging with COMIBOL to advance this process, the Company has not been provided with any timelines for any eventual approval.

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The purchase of the Sunawayo Project included a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

The purchase of the Sunawayo Project included a fully permitted 100 ton-per-day open-pit mining operation that produces lead concentrate. The Sunawayo Project has a strike of 17 kilometers which covers 59.5 square kilometers of prospective area. The Sunawayo Project has ready access to water and power and is located 165 kilometers by road from Bolivia’s 5th largest city, Oruro.

History

Artisanal mining in the Sunawayo area is known been conducted dating back to Spanish Colonial times, pre-1800, reportedly mining for silver and gold mining and therefore mining activity has a several hundred year history in the region, though predominantly focused on the adjacent concessions to the southeast, known as the Malku Khota property, which is host to a historical polymetallic silver deposit reportedly containing up to 350Moz of silver. There are no records describing the historical exploration or prospecting work. Currently on the north portion of the property is a 100 tonne-per-day lead mining operation known as the Cerusita Mine operated by a private interest, that mines Pb-carbonate (cerrusite). No silver production has been reported from this operation.

RegionalGeology

The Sunawayo Project is located in the Andean Cordillera of Bolivia, which has been characterized as a classic example of a convergent continental plate margin. The Andean Cordillera consists of three segments, northern, central, and southern Andes; each of these segments has some similarities but also have distinctly different Mesozoic and Cenozoic geologic histories. The Sunawayo Project is located in southwestern Bolivia, within the central portion of the Andes and near a major westward oroclinal bend in the cordillera. The central Andes in Bolivia consist of three distinct and contiguous provinces: the Cordillera Occidental, Altiplano, and the Cordillera Oriental, listed in order from west to east. These three provinces are crosscut by the Central Volcanic Zone which is the largest of the three active volcanic chains that comprise the Andean Cordillera. The Sunawayo Project lies within the Cordillera Oriental.

Project Geology

In the Sunawayo Project area, the Paleozoic rocks are unconformably overlain by the Jurassic Ravelo Formation, which consist of white, yellow and red, medium to coarse-grained sandstones that exhibit distinct Aeolian crossbedding structures and are locally intercalated with siltstones and conglomerate lenses. The Ravelo Formation is unconformably overlain by the middle Cretaceous Aroifilla and Chaunaca Formations which consist of sandstones, siltstones, mudstones, marls, and evaporates with a distinctly reddish color due to abundant iron oxides. The Aroifilla Formation unconformably overlies the Ravelo Formation, and consists of intercalated "red bed" siltstones, mudstones, and sandstones. Fractures are coated with iron oxides, and small rounded iron oxide and siderite nodules are common in the stratigraphic section immediately above the contact with the Ravelo Formation. The El Molino Formation unconformably overlies the Aroifilla Formation and is interpreted to be the core of a synclinal fold sequence on the property and is characterized by white beds of calcareous siltstones and limestones.

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Deposit Descriptions

Sunawayo, Malku Khota, and Sedex Deposits

While there currently is no deposit that has been discovered on the Sunawayo Project it’s southeast boundary lies only 200m from a historic polymetallic silver deposit known as Malku Khota (containing a historic resource of 350-million-oz silver based on 42,704 meters of drilling between 2007 and 2010). Mapping and sampling completed by the company has confirmed that the district is situated within one very large hydrothermal system and is remarkably under-explored. Mapping has also confirmed that the geology of the Malku Khota lithological trend and host-sandstone units extend for another 8 km northwest into the Sunawayo Project without having received a single exploration drill hole.

The deposit model that has been invoked for Malku Khota is known as a sedimentary exhalative ("Sedex") style deposit. Sedex-style silver-lead-zinc deposits account for 50% of the world’s lead and zinc reserves and 30% of the world’s silver resources (2019 USGS Data). Large, regional scale Sedex systems can span hundreds of kilometers, forming large tonnage deposits. Examples are Glencore’s Mount Isa mine and Teck’s Red Dog mine.

Exploration

There are no records describing the historical exploration or prospecting work. The property is a grassroots project with no historical mapping or drilling. The Company commenced a geological mapping program in late-2020 focusing on lithological similarities and continuities with the Malku Khota deposit-hosting rocks to the southeast and how they relate to lithologies observed on the Sunawayo Project. The Company has confirmed that the host-stratigraphy for the Malku Khota deposit does extend for at least 8km northwest onto the Sunawayo Project.

Activities and Developments

No exploration has been conducted on the property prior to the Company’s acquiring rights to explore the Sunawayo Project in 2020.

2020

On September 28, 2020, the Company announced that all of the initial forty-eight chip and grab samples collected from surface outcrops and adits at the Sunawayo Project returned anomalous Ag-Pb assayed values. Ten of the assayed samples contain either over 100g/t silver or 10% lead or both. The results vastly exceeded the Company’s expectations and are an early indication of the potential for multiple mineral discoveries at the Sunawayo Project.

In the Company’s first-pass reconnaissance, undertaken while possessing only limited site data, the Company’s geologists identified at least four high priority areas along the 11km lithological trend that hosts the Malku Khota deposit. These areas are called Caballo Uma, Pujiuni, Mine Area and MK Border.

On January 21, 2021 the Company announced that a 2,300 meter drilling program had commenced at its Sunawayo Project. Since that time the Company has collected over 900 samples along an 8 km strike length. Over 86% of those samples returned silver assay results grading from 1 g/t to 458 g/t. A total of 15 drillholes have been planned over a span of 3km to test potential mineralized structures at the Caballo Uma and Pujiuni targets at the Sunawayo Project. The Company completed the drill first hole while continuing its mapping and sampling program at the Sunawayo Project, which spans 17km totaling an area of 59.5 km2.

Caballo Uma (28 samples; 1.6km by 1.0 km)

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Caballo Uma is located approximately 7km south of Mine Area and 5 km northwest of MK Border. There are numerous adits at Caballo Uma, with samples returning high grade silver values over a span of 1.6 km in a southeast-northwest trend. Company geologists observed mineralization associated with extensive, multiple east-west trending vein systems, stockworks, and hydrothermal breccias. Results from Caballo Uma are tabulated below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93323	Caballo Uma	CHIP	397	2.63	0.67	475
93329	Caballo Uma	CHIP	293	4.26	2.04	448
93327	Caballo Uma	GRAB	289	1.92	0.44	344
93324	Caballo Uma	GRAB	288	0.27	0.01	294
93303	Caballo Uma	CHIP	169	12.55	0.26	452
93321	Caballo Uma	GRAB	158	20.00	0.01	597
93322	Caballo Uma	GRAB	79	1.14	0.18	110
93328	Caballo Uma	GRAB	77	0.61	0.24	97
93302	Caballo Uma	CHIP	59	3.02	0.03	126
93325	Caballo Uma	GRAB	48	0.07	0.44	63
93330	Caballo Uma	GRAB	48	10.05	2.35	339
93305	Caballo Uma	CHIP	28	4.08	0.02	118
93319	Caballo Uma	CHIP	23	1.73	0.03	62
93320	Caballo Uma	GRAB	22	1.40	0.02	53
93301	Caballo Uma	CHIP	14	3.94	0.01	101
93306	Caballo Uma	CHIP	12	1.43	0.01	44
93316	Caballo Uma	GRAB	9	2.81	0.61	89
93326	Caballo Uma	CHIP	9	0.02	0.03	10
93314	Caballo Uma	CHIP	8	2.79	0.45	83
93317	Caballo Uma	CHIP	7	0.59	0.01	20
93313	Caballo Uma	CHIP	6	1.62	0.41	54
93307	Caballo Uma	GRAB	5	3.43	0.01	81
93304	Caballo Uma	GRAB	5	0.33	0.00	12
93315	Caballo Uma	CHIP	3	0.50	0.03	15
93318	Caballo Uma	CHIP	3	0.36	0.10	14
93308	Caballo Uma	GRAB	2	0.87	0.08	23
93311	Caballo Uma	GRAB	0	5.36	2.70	199
93312	Caballo Uma	GRAB	0	0.20	2.24	72

Pujiuni (11 samples; 1.0 km by 0.5 km)

Pujiuni is 3.5 km south of Mine Area and 8.5km northwest of MK Border. It has several artisanal workings; some possibly dating back to Spanish-era 1800’s. The Pujiuni area is known locally to carry high grade silver minerals. One hydrothermal breccia returned the highest silver assay at 477 g/t silver, and over 20% lead. Mineralization is disseminated in sandstones or as stockwork veins in hydrothermal breccias. These features have also been observed in the Malku Khota deposit. Pujiuni results are tabulated below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93337	Pijiuni	CHIP	477	>20	0.02	916
93334	Pijiuni	CHIP	37	4.28	0.03	132
93336	Pijiuni	CHIP	35	0.59	0.13	52
93338	Pijiuni	CHIP	22	0.63	0.16	41
93335	Pijiuni	GRAB	20	0.37	0.01	28
93339	Pijiuni	GRAB	15	0.32	0.25	29
93332	Pijiuni	CHIP	13	1.88	0.07	56
93342	Pijiuni	CHIP	12	0.96	0.02	34
93341	Pijiuni	CHIP	11	0.40	0.02	20
93331	Pijiuni	CHIP	9	1.11	0.11	37
93333	Pijiuni	CHIP	8	0.26	0.04	15

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Mine Area (7 samples; 2.0km by 0.5km)

The current 100 tonne-per-day mining operation is known as Mine Area and is located 10km from the MK Border. The area features a 180m by 70m small pit at 30 meters depth, and several surrounding quarries. The mined materials are fed first to a crusher, and then to a gravimetric concentrator. The lead concentrate is produced and exported. A single mine-feed sample taken from the crusher assayed 223 g/t silver and over 20% lead. Below the pit there are underground workings for silver mineral extraction. The Company plans to maintain the status quo for the mining operation but possibly expand it in latter part of 2021 after evaluation. The priority for the Company is to explore the property-wide mineral potential of the Sunawayo Project. Samples from Mine Area are shown below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93344	Mine Area	GRAB	6	1.56	0.61	58
93343	Mine Area	GRAB	4	0.24	0.02	10
93347	Mine Area	GRAB	3	>20	0.01	442
93345	Mine Area	GRAB	2	1.84	0.03	43
93346	Mine Area	GRAB	1	14.20	0.25	320
93349	Mine Area	CHIP	1	2.85	0.01	64
93348	Mine Area	GRAB	0	1.83	0.66	60

MK Border (2 samples, border length 3km)

Just two samples were taken from sandstones at road cuts at the 3km-long MK Border. Both samples showed the presence of silver as shown below:

Sample ID	Area	Type	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
93310	MK Border	GRAB	8	0.05	0.17	14
93309	MK Border	GRAB	8	0.01	0.10	11

48 chip and grab samples, range in length from 1 to 4 meters (2.4-meter average).

Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377). Samples indicating >20% Pb are calculated using 20% Pb.

The Company further announced that due to the daily COVID-19 infection count below 500 in Bolivia, the Company commenced mobilizing to start geological and structural mapping to ascertain the primary controls and trends for mineralization at the Sunawayo Project. This work will lay the foundation for defining drill targets by year’s end.

2021

The Company commenced the maiden drilling program for the Sunawayo Project in January 2021. The first 2 drillhole results were received in February 2021, and announced on February 24, 2021. The first drill hole intercepted 137 meters of mineralization grading 36 g/t silver, starting from 0 meters-depth. The second drill hole intercepted 31 meters of mineralization grading 44 g/t silver, 0.39% lead, and 0.48% zinc from 1 meter-depth. Both SWD001 and SWD002 (240 meters to the southeast of the former) feature near-uniform silver assays throughout the reported intervals. Composited results for SWD001 and SWD002 are tabulated below:

Hole ID	From	To	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
SWD001	0.0	137.0	137.0	36	0.12	0.02	39
SWD002	1.0	32.0	31.0	44	0.39	0.48	67
incl…	21.0	30.0	9.0	48	0.73	1.57	112

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Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 80% to 85% of reported core length. (*)Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., and a lead price of $0.80/lb. (all USD) and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

These 2 holes were the first results from 15 planned drillholes.

During the year ended December 31, 2021, the Company incurred total costs of $765,729 (2020 - $116,152; 2019 -$Nil) for the geological and consulting services for the Sunawayo Project.

The Company currently has no 2022 plans with respect to the Sunawayo Project. During the year ended December 31, 2021, the Company has suspended the Sunawayo property installment payments pending verification of the status of Sunawayo title and environmental permit (held by the Sunawayo Vendor) with authorities. The Company has notified the Sunawayo Vendor of their breach of certain disclosure representations in the Sunawayo SPA. To date, the Company has made one payment totaling US$300,000 and has no further contractual obligations unless it wishes to pursue the SPA further to acquire Sunawayo. The Company has determined there was an indicator of potential impairment of the carrying value of the Sunawayo property due to the option agreement is not in a good standing. As result, in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 36, Impairment of Assets, at December 31, 2021, the Company assessed the recoverable amount of the Sunawayo property exploration costs and determined that its value in use is $nil. As of December 31, 2021, the recoverable amount of $nil resulted in an impairment charge of $1,278,817 against the value of the deferred exploration costs, which was reflected on the consolidated statement of operations.

Triunfo Project, Bolivia

Project Location

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department. The Triunfo Project is located about 35 kilometers east of the Bolivian capital of La Paz at an elevation of approximately 4,500 meters. Access is gained by a well-maintained gravel road from La Paz. We have completed construction of a 2.5-kilometer road to the property. The project hosts a large mineralized area extending for at least 800 meters in length and up to 200 meters in width. Mineralization occurs as a stockwork zone of veining within a sequence of Paleozoic shales, siltstones and quartzites. Within the mineralized zone, surface sampling has returned elevated values of gold, silver, lead and zinc.

History

In mid-2007 Solitario Resources completed three core holes totaling 679 meters. All three holes intersected significant widths of low-grade polymetallic mineralization. Drill hole T-1 intersected 94.2 meters grading 0.65% lead, 0.39% zinc, 21.8 gpt silver and 0.39 gpt gold. The results of these three holes were highly encouraging, but Solitario Resources were monitoring the political situation in Bolivia before committing to a second round of drilling. Artisanal mining by locals has been ongoing in the area for decades however no historical records are available on the property.

Summary of Geological Setting and Mineralization Regional Geology

The regional geological setting is characterized by a prevalence of late-Ordovician to mid-Devonian rocks, with mid-Devonian supracrustal rocks overlaying metamorphic Ordovician basement rocks that have undergone northeast-southwest regional transpressional stress leading to isoclinal folding throughout the region. The project lies within the Bolivian altiplano of the Central Andes, in the Pre- Andean Cordillera, in the Sud Yungas Province, Department of La Paz.

Project Geology

The Triunfo Project is comprised of predominantly Silurian rocks of the Llallagua and Uncia Formations, which consist predominantly of fine-grained metasedimentary rocks, principally as black shales interbedded with quartzites. The property is characterized by tight isoclinal folds manifest as anticlinal sequences whose axes trend roughly west-northwest. This folding appears to have resulted in providing controlling structures for observed mineralization on the property.

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Deposit Descriptions

Mineralization

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions.

Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20m to 150m and are locally displaced for several meters by north-east trending faults.

In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold. They demonstrate a continuity of mineralization along the strike and to modest depths.

The Triunfo Project mineralization can be described polymetallic vein-style mineralization hosted in metasediments or possibly Saddle Reef-style mineralization occurring through the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi.

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30, and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.2243) + (Zn % x 1.385) + (Pb % x 0.3055).

Historic Exploration

Exploration was conducted in 2005–07 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Historical hole TR-001 returned 94.2 meters grading 0.39 g/t Au, 21.8 g/t Ag, 0.65%Pb, 0.39%Zn, , (0.95 g/t AuEq*), according to Solitario Resources SEC Form 10-K filings. Only 20% of the property was explored by Solitario. Highlights from this historic drill campaign are tabulated below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR001	53.8	148.0	94.3	0.40	21.80	0.39	0.65	0.96
TR002	10.7	91.8	81.1	0.28	24.57	0.58	0.70	0.95
TR003	89.6	147.1	57.5	0.25	24.88	0.53	0.77	0.93

Activities and Developments

2020

Mineral rights for the Triunfo Project were acquired by the Company in 2020 and marks the first year since 2007 that any exploration has been conducted on the property. Two work programs were completed during the year. The first program consisted of a reconnaissance sampling program that was conducted as part of the initial evaluation of the property. The second program was 5-hole diamond drilling campaign that was completed in the Fall of 2020. The nature and results of this work is described below in order of timing of completion.

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Reconnaissance Sampling

On August 19, 2020, the Company announced that it had received its first chip sampling results. A total of 103 chip samples were collected from outcrops at surface and from underground adits and tunnels accessing the main east-west mineralized trend. The width of the samples varies from 1.0 to 5.3m, exhibiting an average width of 2.5m. These results confirm that the Triunfo Project exhibits near-surface Au-Ag-Pb-Zn mineralization where gold and silver account for a majority of the value.

Sampling was conducted on two priority areas, known as Block A and Block B. These 2 contiguous blocks, located at the western portion of the property, span a total strike length of 750m at various widths from 20 to 100 m. Artisanal mining has been developed along predominantly east-west mineralized trends in the area (please refer to Company’s news release dated July 13th, 2020). The sampling returned significant results from both Blocks. The table below shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

ID	BLOCK	TYPE	WIDTH (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au Equiv (g/t)	Ag Equiv (g/t)
46506	A	chip channel	3.90	2.22	113.00	3.46	0.12	8.30	813.94
46505	A	chip channel	2.00	3.70	29.30	1.34	0.06	8.22	805.86
46504	A	chip channel	2.10	0.89	68.70	2.52	1.82	5.58	547.21
46503	A	chip channel	2.20	1.27	64.00	1.93	0.13	4.74	465.03
46502	A	chip channel	3.80	0.62	55.20	2.34	1.08	4.23	414.86
46501	A	chip channel	2.30	0.21	75.10	2.61	1.29	4.14	406.07
46299	A	chip channel	2.80	1.86	24.60	0.00	0.02	3.93	385.39
46298	A	chip channel	2.30	0.59	35.40	1.42	1.76	3.73	365.50
46297	A	chip channel	2.00	1.56	39.50	0.00	0.01	3.65	357.77
46296	A	chip channel	2.40	0.69	95.80	0.00	0.01	3.10	303.82
46295	A	chip channel	2.10	1.55	5.50	0.00	0.00	2.98	292.64
46294	A	chip channel	3.00	0.19	45.70	2.88	0.14	2.94	288.56
46293	A	chip channel	1.30	1.29	15.10	0.34	0.03	2.89	283.91
46292	A	chip channel	2.60	0.70	75.40	0.00	0.04	2.75	269.70
46291	A	chip channel	2.00	0.29	42.00	1.88	0.45	2.70	264.59
46290	A	chip channel	2.00	0.33	46.60	1.76	0.10	2.56	250.73
46289	A	chip channel	1.00	0.82	30.80	0.54	0.02	2.42	237.84
46288	A	chip channel	1.70	0.04	20.00	0.53	2.23	2.22	217.89
46287	A	chip channel	1.00	0.70	30.00	0.35	0.11	2.14	209.93
46286	A	chip channel	3.40	1.00	14.20	0.00	0.00	2.13	208.64
46285	A	chip channel	3.00	1.08	5.40	0.00	0.00	2.11	206.82
46284	A	chip channel	2.00	0.43	25.20	1.02	0.37	2.10	205.63
46283	A	chip channel	2.20	0.92	5.90	0.00	0.00	1.82	178.46
46282	A	chip channel	1.30	0.94	1.90	0.00	0.00	1.78	174.77
46281	A	chip channel	1.50	0.49	42.10	0.00	0.01	1.71	167.73
46279	A	chip channel	2.40	0.76	13.70	0.00	0.00	1.67	164.16
46278	B	chip channel	2.00	0.33	17.00	0.59	0.41	1.54	151.10
46277	B	chip channel	2.10	0.55	26.40	0.00	0.00	1.52	149.28
46276	B	chip channel	2.00	0.29	15.50	0.54	0.23	1.29	126.13
46275	B	chip channel	2.00	0.47	6.20	0.25	0.23	1.28	125.73
46274	B	chip channel	4.00	0.63	1.50	0.00	0.00	1.20	117.52
46273	B	chip channel	2.30	0.59	3.70	0.00	0.00	1.17	114.48
46272	B	chip channel	2.90	0.55	4.10	0.00	0.01	1.11	108.53
46271	B	chip channel	2.00	0.23	10.70	0.30	0.36	1.04	101.91
46270	B	chip channel	2.40	0.43	9.00	0.02	0.02	0.99	96.87
46269	B	chip channel	2.50	0.05	22.70	0.25	0.46	0.97	94.82

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Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

\

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

The mineralization is characterized by multiple veins (up to 1.0m wide) and veinlets. They are emplaced along fractures and faults that have developed on the flanks of an east-west trending anticlinal-synclinal sequence. Mineralization is also noted to occur in the sedimentary planes between slate layers. The slate layers can manifest as stockwork-style mineralization which tends to be elongated parallel to the anticlinal axis.

Diamond Drilling

A 5-hole diamond drilling program at the Triunfo Project was commenced in late-August of 2020. A total of 1,017 meters was drilled and the Company reported results for this program on November 25th, 2020. Highlights from this drilling includes:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range between 54-65% of reported core length.

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(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Detailed Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range between 54-65% of reported core length.

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The Company completed mapping and an IP survey in 2021. Geological mapping confirmed the theory that the Triunfo system extends eastward, for at least another 2.2 km.  Sampling highlights from this mapping program are shown below:

El Triunfo East Sampling Results
Sample No.	Type	Width (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq*
							(g/t)
3495	CHIP	0.6	4.3	173	0.07	2.5	6.8
3494	CHIP	1	2.4	34.4	0.12	0.55	3
3477	CHIP	1.1	2.3	44.9	5.88	6.57	6.9
6558	CHIP	2.4	1.9	1.1	0	0	1.9
6572	CHIP	1.9	1.4	0.6	0	0	1.4
3488	CHIP	1	0.9	8	0	0	1
3500	CHIP	2.2	0.9	187	4.48	5.4	6
6503	CHIP	1	0.7	15.4	0.32	1	1.3
3499	CHIP	2.6	0.7	38	0.06	1.03	1.4
6582	CHIP	0.3	0.7	294	2.09	6.11	6.3
6551	CHIP	5	0.6	0.9	0	0.01	0.7
3487	CHIP	3.9	0.6	0.7	0	0	0.6
6566	CHIP	4.7	0.5	0.5	0	0	0.5
6573	CHIP	1.1	0.5	0.5	0	0	0.5
3475	CHIP	3	0.5	124	0.9	4.74	3.5
6517	CHIP	1.1	0.3	24	3.08	0.76	1.9

*AuEq: Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD) and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Triunfo now has a combined strike length of over 3 kilometers.

During the year ended December 31, 2020, the Company incurred total costs of $463,665 (2019 -$Nil; 2018 - $Nil) for the Triunfo Project including for $327,989 (2019 - $Nil; 2018 - $Nil) for geological and engineering services, and $135,676 (2019 -$Nil; 2018 - $Nil) of acquisition cost.

The Company’s 2021 Triunfo objectives are:

•	Conduct geological and structural mapping over the property;

•	Complete induced polarization (geophysics) survey over the property;

•	Generate drilling targets from ground work; and

•	Test targets with diamond drilling program.

Minago Project, Manitoba, Canada

As of the date hereof, the Company no longer holds an interest in the Minago Project as a result of the Arrangement.

Project Location

The Minago Project spans over 197 km2 and is in the province of Manitoba, Canada, situated approximately 480km north of Winnipeg and 225km southwest of Thompson. The Minago Project site is close to existing infrastructure, including Manitoba Provincial Highway 6, a 230 kV high voltage transmission line that runs directly beside Highway 6, both of which transect the property. The Property may be served by the Hudson Bay Railway Company (HBR), with rail lines accessible from Ponton, Manitoba, approximately 65 km north of the Minago Project.

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The Minago Project resides in the southern part of the TNB. It is recognized as the fifth largest nickel-bearing geological belt in the world with over 5 billion pounds of nickel production since 1958.

History

Geophysical Reservation 34 (GR 34), covering an area of 19.2 by 38.4 km, was granted to Amax Potash Ltd. (Amax) on November 1, 1966 for a period of two years, extended to April 30, 1969 in 1968. In March of 1969, Amax converted the most favourable prospective area of GR 34 to 844 contiguous claims and in April of 1969 an additional 18 claims were staked.

In 1973, the claims covering ground deemed to have the most potential for economically viable nickel mineralization were taken to lease status as Explored Area Lease 3 (North Block) and Explored Area Lease 4 (South Block). A subsequent agreement, dated December 12, 1973, granted Granges Exploration Aktiebolag (Granges) an option on the Explored Area Leases.

•	On May 18, 1989, Black Hawk Mining Inc. (Black Hawk) purchased the Amax interest in the Explored Area Leases and on August 2, 1989 purchased the Granges interest and Net Smelter Return (NSR) royalty in the Explored Area Leases.

•	On April 1, 1992, Explored Area Lease 3 and Explored Area Lease 4 were converted to Mineral Lease 002 and Mineral Lease 003 respectively.

•	On March 18, 1994, a portion of Mineral Lease 002 was converted to mineral claims KON 1, KON 2, and KON 3.

•	On March 18, 1994, a portion of Mineral Lease 003 was converted to mineral claim KON 4.

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•	On November 3, 1999, Nuinsco Resources Limited (Nuinsco) purchased the Black Hawk interest, subject to a graduated NSR royalty based on nickel prices.

•	On February 1, 2007, Victory Nickel was formed through an arrangement with Nuinsco and was assigned the Minago Property along with several others.

•	In October 2008, Victory Nickel acquired Independent Nickel Inc. which owned a royalty on the Minago Property.

•	In February 2021, the Company successfully completed a transaction for the acquisition for 100% interest in the Minago Property.

Historic exploration on the property includes:

•	AMAX EXPLORATION WORK – 1966 TO 1972: Amax conducted a regional scale exploration program on the southern extension of the Thompson Nickel Belt.

•	GRANGES EXPLORATION WORK – 1973 TO 1976 Granges focused their efforts on the Minago nickel deposit conducting resource estimates, mining, metallurgical, and milling studies. The work concluded that the Minago nickel deposit was sufficiently confirmed and that further delineation and exploration should be conducted from underground workings.

•	BLACK HAWK EXPLORATION WORK – 1989 TO 1991 Black Hawk conducted a deep penetrating ground electromagnetic survey, resource estimates, mining, metallurgical, and milling studies. A helicopter borne electromagnetic and magnetic survey covering the Property was obtained from Falconbridge Limited and interpreted.

•	NUINSCO WORK – JUNE 2006 In June 2006 Nuinsco, requested an independent review of the geology, exploration history, historical resource estimates, resource estimates, and the potential for discovery of additional nickel mineralization. A report summarized the results of exploration conducted during the period from 1966 to 1991 and the work conducted by Nuinsco from 2004 to October 31, 2006.

•	VICTORY NICKEL – 2007 TO 2020 Nuinsco spun out its subsidiary, Victory Nickel as a dedicated platform for the Minago Project. Victory Nickel completed a Feasibility Study in 2009 and an Environmental Impact Study in 2010 and secured permits in April of 2011 from the Manitoba Provincial Government for a 10,000 tpd open-pit mining operation. In 2011 and 2012, Victory Nickel completed over 6,000 meters of drilling on a mineralized extension to the north of the Nose deposit called the North Limb. In January of 2020, Victory Nickel completed two diamond drillholes on the property. No results are reported as work is incomplete due to restrictions caused by lockdowns in the COVID-19 pandemic.

Regional Geology

The regional geology comprises the eastern edge of the Phanerozoic sediments of the Western Canada Sedimentary Basin. The basin unconformably overlies Precambrian crystalline basement rocks, including the Thompson Nickel Belt. The basin tapers from a maximum thickness of about 6,000 m in Alberta to zero at the north and east, where it is bound by the Canadian Shield. The Property is located near the northeast corner of the basin, where it comprises approximately 53 m of Ordovician dolomitic limestone underlain by approximately 7.5 m of Ordovician sandstone.

The Precambrian basement rocks of the Thompson Nickel Belt form a northeast southwest trending 10 to 35 km wide belt of variably reworked Archean age basement gneisses and Early Proterozoic age cover rocks along the northwest margin of the Superior Province. Lithotectonically, the Thompson Nickel Belt is part of the Churchill Superior boundary zone.

The Archean age rocks to the southeast of the Thompson Nickel Belt include low to medium grade metamorphosed granite greenstone, and gneiss terranes and the high grade metamorphosed Pikwitonei Granulite Belt. The Pikwitonei Granulite Belt is interpreted to represent exposed portions of deeper level equivalents of the low to medium grade metamorphosed granite greenstone and gneiss terranes. The Superior Province Archean age rocks are cut by mafic to ultramafic dikes of the Molson swarm dated at 1883 mega annum (Ma). Dikes of the Molson swarm occur in the Thompson Nickel Belt, but not to the northwest in the Kisseynew domain. The early Proterozoic rocks to the northwest of the Thompson Nickel Belt comprise the Kisseynew domain that is interpreted to represent the metamorphosed remnants of a back arc or inter arc basin.

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The variably reworked Archean age basement gneisses constitute the dominant portion (volumetrically) of the Thompson Nickel Belt. The Early Proterozoic rocks that occur along the western margin of the Thompson Nickel Belt are a geologically distinguishable stratigraphic sequence of rocks known as the Opswagan Group.

Local Geology

There is no outcrop on the Property. Bedrock geology is interpreted from geophysical data, diamond drill hole core, and regional structural and isopach trends. The surface cover typically comprises 1.0 to 2.1 m of muskeg and peat that is underlain by 1.5 to 10.7 m of impermeable compacted glacial lacustrine clays. The clays are dark brown to grey and carbonate rich.

Underlying the surficial cover are flat lying Ordovician dolomite and sandstone. The dolomite is fine grained, massive to stratified and varies in colour from creamy white to tan, brown to bluish grey. Dolomite thicknesses range from 42 to 62 m with the thickness increasing southward. The upper 24 m of the formation is stratified with horizontal clay/organic beds 1 to 5 mm in thickness, spaced at intervals ranging from millimeters to one meter. A stratified zone of dolomite breccia and microfracturing characterized by dolomite clasts in a carbonate clay matrix and varying in thickness from 0.3 to 3.0 m is located 15 m to 21 m below the surface of the formation. Scattered throughout the dolomite are occasional soft clay seams ranging from 1 to 2 centimeters (cm) in thickness. The seams may contain dolomite fragments and sand grains and vary in orientation from semi-horizontal to semi-vertical.

The Ordovician sandstone of the Winnipeg Formation occurs stratigraphically below the dolomite approximately 46 to 73 m below surface. The sandstone ranges in thickness from 5.1 to 15.9 m. Cohesiveness varies from consolidated and carbonate cemented to semi-consolidated, friable and clay/silt rich to unconsolidated sand. Clay/silt rich zones are brown grey in colour while white zones are carbonate cemented.

The Precambrian basement comprises a variety of lithologies briefly described and listed below, in decreasing order of abundance.

1.	Granitic rocks include granite, granitic gneiss (foliated granite) and pegmatite sills and dikes. Typically grey to pink, the granitic rocks range from almost white to almost red in colour. Grain size ranges from fine to coarse with medium to coarse grain size predominating. Textures vary from massive to strongly foliated. The granitic rocks are mostly potassium (K) feldspar rich, may contain up to 15% biotite and appear to intrude all other rock types.

2.	The fine to coarse grained ultramafic rocks that host the nickel deposit include serpentinized dunite, peridotite (harzburgite, lherzolite, wehrlite) and pyroxenite (orthopyroxenite, websterite, clinopyroxenite). The ultramafic rocks dip vertical to near vertical with individual bodies having strike lengths up to 1,525 m and widths up to 457.2 m. Serpentinization varies from intense to weak and appears to decrease with depth, most markedly a change is observed at approximately 400 m below surface. Zoned contact alteration on a centimeter to meter scale occurs adjacent to granite and some fractures. From most intense (adjacent to granite or fracture) to least intense (furthest from granite or fracture) the alteration typically comprises biotite/phlogopite-chlorite-tremolite.

3.	Metavolcanic rocks, interpreted to be Bah Lake Formation, include chloritebiotite schist and amphibolite. Amphibolite is dark green to black, fine to medium grained, foliated and lineated.

4.	Metasedimentary rocks, interpreted to be Pipe Formation, comprise sillimanite paragneiss, siliceous sediments, skarn, iron formation, graphitic sediments, semi pelite and calc silicate. Distinctive minerals include graphite, sillimanite, garnet, diopside, carbonate, muscovite and very fine grain quartz. Sulphide facies iron formation comprises semi-massive to massive pyrite and pyrrhotite, sometimes nodular, and associated with detrital metasediments often containing siliceous fragments and includes sulphide breccia in zones of cataclastic deformation.

5.	Molson dikes and sills that are olivene rich. The Precambrian lithologies have undergone complex multiphase ductile and brittle deformation. Interpretations of magnetic data suggest that the ultramafic rocks containing the Minago deposit have undergone dextral strike slip fault movement which resulted in a large Z shaped drag fold and that the deposit flanks the axial plane of an eastern limb. Vertical longitudinals of the mineralized zones indicate that the folded limb plunges steeply towards the southeast.

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The Ospawagan Group hosts the nickel deposits of the Thompson Nickel Belt. Within the Ospawagan Group almost all of the nickel deposits of the Thompson Nickel Belt are found within lower Pipe Formation.

Deposit Description

The Minago Property is part of the southern extension of the TNB, which constitutes part of the larger Circum- Superior Boundary Zone (CSBZ), where the TNB component of the CSBZ extends from approximately 50 km northeast of Thompson to approximately 125 km southwest of Thompson, from where it is covered by Paleozoic carbonate platform rocks. Beneath the Paleozoic platform, the geophysical expression of the TNB continues approximately 275 km southward towards the Saskatchewan border, where the Circum-Superior Boundary Zone is interpreted to continue into North Dakota to a depth of 500 to 2000 m beneath Paleozoic and Mesozoic rocks. The Minago deposit occurs under the Paleozoic cover rocks and is expressed in magnetometer surveys that have been completed in the area. The formation of the TNB-style mineralization has been attributed to pre-existing komatitte-associated nickel deposits that have undergone later deformation resulting in remobilization of nickel sulphide into structural traps within fold structures. Komatiite-associated Ni sulphide deposits, such as those in the TNB, are part of a continuum of lithotectonic associations in the family of magmatic Ni-Cu-(PGE) deposits.

Environment Act License

In August 2011, the Minago Project achieved a major milestone when the Environment Act License (“EAL”) was issued by the province of Manitoba. The prior operator of the project subsequently filed a Notice of Alteration (NOA) to the EAL, in December 2013, related to relocation of the tailings management area to address First Nation concerns. The NOA process was not completed by the prior operator and remains outstanding. Since acquiring the project in February 2021, Silver Elephant has re-engaged the Manitoba Government regarding the NOA status for the 10,000 tonne-per-day open-pit mining operation at Minago. The ARDD has confirmed that the NOA can still be completed and the Company is currently working with ARDD to finalize the NOA approval, leading to issuance of an updated Environment Act License, which is tentatively expected by the end of 2021.

A socioeconomic assessment was conducted, and the prior operator signed a Memorandum of Understanding (MOU) with each of the Pimichikamak Cree Nation (Cross lake), Mosakahiken First Nation (Moose Lake), and Misipawistik Cree Nation (Grand Rapids). The Company is re-engaging the First Nations with traditional territories that include the project site, including the Norway House Cree Nation, to work toward inclusion and renewal of the MOUs in 2021.

The Agriculture and Resource Development Department (“ARDD”) has expressed support for the Minago Project, which would supply much needed Class 1 high-purity nickel to make nickel-lithium batteries used in electric vehicles.

Low Carbon Operation

Several initiatives are being considered or taken to minimize the carbon footprint of potential future mining operation at Minago. For mining, the Company will examine the use of a fully electric mine fleet and review the use of waste material to expose the serpentine component to air to absorb carbon dioxide through carbonation. For ore and waste processing, the crushing, milling and flotation processes would be powered by renewable hydroelectricity, which accounts for 97% of all electricity generation in Manitoba.

In the next 12 months, the Company intends to carry out core drilling programs at Minago to expand and upgrade existing mineral resources, complete the Notice of Alteration required to reissue the Environmental Act License established in 2011 and to integrate the 2021 MRE to update the historic Feasibility study, as well as to continue to seek partnerships with the stakeholder First Nation interests in the area.

The Minago Project is currently one of the projects subject to the Arrangement to be spun-out under  the  Company’s wholly owned subsidiary, Flying Nickel Mining Corp., subject to shareholder approval in December, 2021, as announced on August 26, 2021.

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Coal Projects

Ulaan Ovoo Coal Property, Mongolia

The Company acquired a 100 % interest in the Ulaan Ovoo Property located in the territory of Tushig soum of Selenge aimag (province) in Northern Mongolia in 2010 from a private Mongolian company. On November 9, 2010, the Company received the final permit to commence mining operations at the Ulaan Ovoo Property. The focus of the Ulaan Ovoo PFS was for the development of low ash coal reserves in the form of a starter pit. During 2014, the Company faced challenges, such as significant dewatering of the resource, lack of demand, depressed coal sales prices, and higher than expected operating/transportation costs, resulting in limited production throughout the period. Pit dewatering has become a significant impediment to achieving consistent production, especially following mine standby during the periods of low market demand. The mine was placed on standby in Spring 2014 but continued coal loading and sales from the existing stockpiles. Due to the lack of sustained production, management has not sufficiently tested the mine plant and equipment to conclude that the mine has reached the commercial production stage. During the beginning of 2015, due to minimal increase in coal prices and decreased demand because of a mild winter, the Company decided to maintain the operations on standby though coal loading and sales from existing stockpiles continued to customers. The Company decided to sell the mining equipment to generate cash so that operations may continue.

In April 2015, the Company, through its wholly-owned subsidiary, Red Hill, entered into a purchase agreement with an arm’s-length party in Mongolia to sell substantially all of its mining and transportation equipment at the Ulaan Ovoo Property for total proceeds of approximately $2.34 million. The sale of equipment was completed in June 2015. Total proceeds (including the sale of equipment to other arm’s-length parties) amounted to $2.9 million in cash. The Ulaan Ovoo Property ceased pre-commercial operations in June 2015, The Company continued to maintain the Ulaan Ovoo Property operations on standby, incurring minimal general and administrative costs.

On October 16, 2018, the Company executed a lease agreement (the "Lease") with the Mongolian Lessee whereby the Mongolian Lessee plans to perform mining operations at Ulaan Ovoo Property and will pay the Company US$2.00 for every tonne of coal shipped from the Ulaan Ovoo Property’s site premises (the "Production Royalty"). The Mongolian Lessee paid the Company US$100,000 in cash, as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo Property with its own equipment, supplies, housing and crew. The Mongolian Lessee will pay all government taxes and royalties related to its proposed mining operation. The Lease is valid for 3 years with an annual advance royalty payment ("ARP") for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the Production Royalty payments to be made to the Company as the Mongolian Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

Since the signing of the Lease, the Mongolian Lessee has spent approximately US$700,000 on supplies, housing and crew and restarted Ulaan Ovoo Property with its own equipment in March 2018 reporting approximately 21,000 tonnes of coal production and sales. In June 2019 the Ulaan Ovoo Property achieved record monthly coal production of 37,800 tonnes, however the operation was stopped in April and May due to the late approval of 2019 environmental plan. The approval was issued in June 2019.

During 2020 with the nationwide COVID-19 restriction the Mongolian Lessee mined approximately 82,000 tonnes of coal production and sales. The Mongolian Lessee continues to mine with its own equipment and exported its first wagon of coal to China in 2020.

In accordance with relevant laws and regulations, mining feasibility study and detailed environmental impact assessment had to be updated for the Ulaan Ovoo Property. With the COVID-19 restriction, the approval was delayed but the update of the Ulaan Ovoo feasibility study was approved by the Minerals Resource Council on April 22, 2020, and by the Minerals Resource and Petroleum Authority on November 2, 2020. The Company is working to get approval for the update to the detailed environmental impact assessment for the Ulaan Ovoo Property.

Chandgana Project, Mongolia

The Chandgana Project consist of the Chandgana Tal property and the Khavtgai Uul property (formerly named Chandgana Khavtgai) which are within nine kilometers of each other in the Nyalga Coal Basin in east central Mongolia and approximately 280 kilometers east of Ulaanbaatar. On November 22, 2006 the Company (then Red Hill Energy Inc.) entered into a letter agreement with a private Mongolian company that set out the terms to acquire a 100% interest in the Chandgana Tal property. On August 7, 2007, the Company (then Red Hill Energy Inc.) entered into a letter agreement with another private Mongolian company that set out the terms to acquire a 100% interest in the Khavtgai Uul property. Under the terms of the Chandgana Khavtgai agreement, the Company paid a total of US$570,000. On February 8, 2011, the Company received a full mining license from the Mineral Resources Authority of Mongolia for the Chandgana Tal property. The license can be updated to allow mining of 3.5 million tonnes per year to meet the demand of the Chandgana Power Plant within 90 days.

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During 2007, the Company performed geologic mapping, drilling and geophysical surveys of the Chandgana Tal and Khavtgai Uul properties. During June, 2010, The Company completed a 13 drill hole, 2,373 meter resource expansion drilling program on the Khavtgai Uul property, including 1,070 meters of core drilling, and five lines of seismic geophysical survey for a total of 7.4 line kilometers. The Company completed a 15 drill hole program during June-July 2011 to better define the coal resource of the Chandgana Tal licenses.

The Chandgana Tal property has been mined previously and occasionally during the Company’s tenure to meet local demand. The Company decided not to mine during the 2017- 2018 heating season because of insufficient demand. A dry lake was determined by the Ministry of Environment to overlap onto one of the Chandgana Tal licenses as determined under the Mongolian Law to Prohibit Mineral Exploration and Mining Operations at Headwaters of Rivers, Protected Zones of Water Reservoirs and Forested Areas (the “Long Named Law”) but was resolved without loss to the Company. The Khavtgai Uul property has never been mined. The Ministry of Environment determined that a dry lake overlapped the Khavtgai Uul license as defined under the Long Named Law. This was resolved by removing the lake area from the license while not affecting the coal resource and mineability. The Company will continue to monitor the developments and ensure that it follows the necessary steps in the Amended Law on Implementation to secure its operations and licenses and is fully compliant with Mongolian law.

During 2017, preparatory work to convert the Khavtgai Uul exploration license to a mining license was completed. The Company engaged a contractor to prepare the required documents to convert the license to a mining license under which the right to explore is permanent. In 2017, as preparatory work to convert the Khavtgai Uul exploration license to a mining license necessary laboratory analysis work was done such as coal chemical, mineral and element analysis of duplicates of coal samples taken as a result of drilling work in past years as well as radiation analysis of coal ash. A report describing the results of geological and exploration work completed during 2017 was delivered to Geological division of Mineral Resources and Petroleum Authority of Mongolia (the former Mineral Resources Authority of Mongolia (MRAM)). Based on previous years of work a report of the reserves of the licensed area was prepared, and an official letter requesting an expert be appointed were submitted to the Mineral Resources Professional Council in January 2018. During 2018, the Company completed converting the Khavtgai Uul exploration license to a mining license.

During 2017 activities for the Chandgana Tal project included payment of license fees and environmental sampling and reporting. No exploration was completed on the Chandgana Tal licenses. The Company assessed the local market for coal and found there was not sufficient demand to warrant mining during the 2017-2018 heating seasons. Thus, the annual mining and environmental plans were not filed.

During 2020, the Company successfully received the approval of the feasibility study for the Khavtgai Uul project and intends to get approval for its detailed environmental impact assessment with the relevant ministries and complete the requirements to maintain the licenses.

For the Chandgana Tal project, the Company intends to update the mining feasibility study and report to certify land quality and characterization with the relevant ministries and complete the requirements to maintain the licenses.

8. DIVIDENDS

8.1 Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2021 and does not anticipate doing so in the foreseeable future. Any future determination as to the payment of dividends will be at the discretion of the Board and will depend on the availability of profit, operating results, the financial position of the Company, future capital requirements and general business and other factors considered relevant by the directors of the Company. No assurances in relation to the payment of dividends can be given.

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9. DESCRIPTION OF CAPITAL STRUCTURE

9.1 General Description of Capital Structure

The authorized share capital of the Company consists of an unlimited number of Common Shares.

2016 Share Consolidation

On June 7, 2016, the Company completed a consolidation of our issued and outstanding Common Shares on the basis of one post consolidation Common Share, option and warrant, for 100 pre- consolidation Common Shares, options and warrants, as applicable (the “2016 Consolidation”).

Forward Split

On August 8, 2018, the Company completed a split of our issued and outstanding Common Shares on the basis of ten post-split Common Shares, options and warrants for 1 pre-split Common Share, option and warrant, as applicable (the “Forward Split”).

2021 Share Consolidation

On December 22, 2021, the Company’s shareholders approved a consolidation of the Company’s issued and outstanding Common Shares on the basis of one (1) new Common Share for every ten (10) issued and outstanding Common Shares (the “2021 Consolidation”). The 2021 Consolidation was effected on January 14, 2022.

All Common Share and “per share” information in this AIF have been retroactively adjusted to reflect the Forward Split and the cumulative effect of the 2021 Consolidation, as applicable, for all periods presented, unless otherwise indicated.

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value. All common shares of the Company rank equally as to voting rights, dividends and participation in the distribution of assets upon dissolution, liquidation or winding-up and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company.

The following table provides a summary concerning the Company’s share capital as of December 31, 2021:

December 31, 2021
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	24,124,955 common shares without par value

As at March 30, 2022, the Company has 24,321,994 common shares issued and outstanding.

9.2 Constraints

The Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

9.3 Ratings

The Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

10. MARKET FOR SECURITIES

10.1 Trading Price and Volume

The Company’s common shares are listed for trading on the TSX under the symbol “ELEF” and on the OTCQX under the symbol “SILEF”.

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The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2021 on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the common shares generally occurs.

Month	High (Cdn.$)	Low (Cdn.$)	Volume Traded
December 2021	2.9	2.3	591,820
November 2021	3.4	2.6	575,490
October 2021	4.1	2.4	2,157,670
September 2021	2.8	2.2	1,257,900
August 2021	2.7	2.0	682,230
July 2021	2.8	1.7	855,130
June 2021	3.4	2.4	1,004,020
May 2021	4.0	3.0	1,040,860
April 2021	4.3	3.7	859,860
March 2021	4.7	3.6	1,154,110
February 2021	5.9	4.1	2,678,720
January 2021	5.4	3.6	2,427,420

10.2 Prior Sales

The following table sets forth, for each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, the date of issue of such securities, the number and class designation of the securities issued and the issue or exercise price of such securities, for all issuances of such securities during the fiscal year ended December 31, 2021.

Date of issue	Number of Securities Issued	Designation	Issue/Exercise Price ($)
May 24, 2021	30,000	Options	3.70
September 22, 2021	650,000	Options	2.60
February 8, 2021	300,000	Warrants	4.80
September 22, 2021	21,305	Warrants	2.60
October 21, 2021	14,100	Warrants	2.60

11. ESCROWED SECURITIES

11.1 Escrowed Securities

To the Company’s knowledge, as at December 31, 2021, there were no escrowed common shares of the Company or common shares of the Company subject to contractual restriction on transfer.

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12. DIRECTORS AND OFFICERS

12.1 Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the five preceding years. Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Age	Current Office Held with the Company	Current director and/or Executive Office Since	Principal Occupation During Last Five Years(3)
John Lee Taipei, Taiwan	Chief Executive Officer Executive Chairman Non-Independent Director	July 17, 2020 January 1, 2013 October 21, 2009

Present:  President of Mau Capital Management LLC (private investor relations firm) from July 2004 to present; Executive Chairman and a Director of the Company from January 2013 to present; and Chief Executive Officer from July 17, 2020 to present.

Former:  Interim President from June 2011 to October 2018; Interim CEO of the Company from November 2012 to October 2018; Head of Internal Affairs of the Company from October 2018 to February 2019; and Interim President and Interim Chief Executive Officer of the Company from February 2019 to April 2019.

Greg Hall(1)(2)(4) British Columbia, Canada	Independent Director	October 21, 2009

Present: Co-Founder and Director of the Company from October 21, 2009 to present; President and Director of Water Street Assets; Director of CanX CBD Processing and a Member of the Institute of Corporate Directors.

Former: Founding Partner & Director of PI Financial; Partner and Director of Haywood Securities; VP of Canaccord Genuity; Sr. VP of Leede Jones Gable; Director and Audit Chairman of Silvercorp Metals (NYSE); and Co-Founding Shareholder and Director of Numinus Wellness.

Marc Leduc (1)(2) Colorado, United States	Independent Director	July 22, 2019

Present: Independent Director of the Company from July 22, 2019 to present; Chief Operating Officer of KORE Mining Ltd. from October 29, 2019 to present; Director of South Star Mining Corp. from March 25, 2019 to present, and Director of South Atlantic Gold from April 8, 2020 to present.

Former: President, Chief Executive and a Director of Luna Gold Corp. from January 30, 2015 to August 14, 2016; COO and Interim President and CEO of NewCastle Gold from October 1, 2016 to December 31,2017, EVP of US Operations for Equinox Gold January 1, 2018 to March 31, 2019 and Director of Rupert Resources Ltd. from April 10, 2013 to December 7, 2016.

Masa Igata (1)(2) Ulaanbaatar, Mongolia	Independent Director	April 23, 2014

Present: Director of the Company from April 23, 2014 to present; Founder and Chief Executive Officer of Frontier LLC (Mongolia from March 2007 to present and Founder and Chief Executive Officer of Frontier Japan from January 2015 to present.

Ronald Espell Idaho, United States	Vice-President, Environment and Sustainability	October 29, 2018

Present: Vice-President, Environment and Sustainability of the Company from November 2018 to present.

Former:  VP Environment of American Vanadium Corp. from April 2012 to April, 2015; Principal Consultant of SRK Consulting from April, 2015 to April, 2016; Corporate Environmental Director of McEwen Mining Inc. from April, 2016 to November, 2017.

Danniel Oosterman Ontario, Canada	Vice-President, Exploration	February 20, 2018	Present: Vice-President, Exploration of the Company from February 2018 to present. Former: President & CEO of Canstar Resources Inc. from March 2013 to December 2017.
Irina Plavutska Ontario, Canada	Chief Financial Officer	September 11, 2013	Present: Chief Financial Officer of the Company from September 13, 2013 to present.
Rob Van Drunen Manitoba, Canada	Chief Operating Officer	September 28, 2021

Present: Chief Operating Officer of the Company from September 2021 to present.

Former: Project Manager of the company from May 2021 to September 2021, Project Manager for Worley Parsons from May 2020 to December 2020, Mine Manager for Vale from 1990 to May 2020.

Cindy Waterman Ontario, Canada	Corporate Secretary	January 24, 2022

Present:  Corporate Secretary of the Company from January 24, 2022 to present.

Former:  Corporate Secretary of Teranga Gold Corporation from May 2019 to February 2021 and Assistant Corporate Secretary of Teranga Gold Corporation from January 2011 to May 2019.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Corporate Governance and Compensation Committee.

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(3)	The information as to principal occupation, business or employment is not within the knowledge of our management and has been furnished by the respective individuals. Each director or officer has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.
(4)	Mr. Hall is the Chair of the Audit Committee and Chair of the Corporate Governance and Compensation Committee.

As at March 28, 2022, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 475,883 common shares of the Company, representing approximately 1.96% of the issued and outstanding common shares of the Company.

12.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that:

a.	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

b.	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

a.	is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

b.	has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

c.	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

d.	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

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12.3 Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

13. PROMOTERS

Since January 1, 2020, no person or company has acted as a promoter of the Company.

14. LEGAL PROCEEDINGS

14.1 Legal Proceedings

There are no material legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

14.2 Regulatory Actions

During the year ended December 31, 2021, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

15. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

15.1 Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2019 that has materially affected or is reasonably expected to materially affect the Company:

a.	a director or executive officer of the Company;

b.	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

c.	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

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The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Directors and Officers - Conflicts of Interest”.

16. TRANSFER AGENT AND REGISTRAR

16.1 Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

17. MATERIAL CONTRACTS

17.1 Material Contracts

There are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2021 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company other than:

a.	the Minago APA;

b.	a voting trust agreement dated February 9, 2021 between the Company and VN entered into in connection with the Minago APA;

c.	the DPAA; and

d.	the Arrangement Agreement.

Copies of the foregoing material contracts of the Company are available under the Company’s profile on SEDAR at www.sedar.com.

18. INTERESTS OF EXPERTS

18.1 Names of Experts

Danniel Oosterman, B.Sc.(Hons), P.Geo., Vice-President, Exploration of the Company, is the Qualified Person who reviewed and approved the technical information contained in the technical report titled “Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosí Department, Antonnio Quijarro Province, Bolivia”, with an amended report date of November 12, 2020, and an effective date of October 13, 2020, that was prepared by Matthew Harrington, P. Geo, Michael Cullen, P. Geo, and Osvaldo Arce, P. Geo, of Mercator Geological Services Limited.

The technical report titled, “Gibellini Vanadium Project, Eureka County, Nevada, NI 43-101 Technical Report on Preliminary Economic Assessment” with a report date of June 25, 2018, and an effective date of May 29, 2018 was prepared by Kirk Hanson, P.E., Edward J.C. Orbock III, RM SME, Edwin Peralta, P.E., and Lynton Gormerly, P. Eng.

Each of the authors of the technical reports listed above is a "qualified person" for the purposes of NI 43-101.

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18.2 Interests of Experts

Davidson & Company, LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations under all relevant United States professional and regulatory standards.

To the best of the Company’s knowledge, other than Mr. Oosterman, the other experts named in Item 18.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest. Mr. Oosterman holds, directly or indirectly, options to acquire 127,000 common shares of the Company and 39,953 common shares (each convertible into common shares of the Company).

19. ADDITIONAL INFORMATION

19.1 Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent Annual General and Special Meeting of shareholders held on September 10, 2021. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2021.

19.2 Audit Committee

The Audit Committee’s Charter

National Instrument 52-110 - Audit Committees (“NI 52-110”) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below. A copy of the Company’s Audit Committee Charter is set out in Schedule “B” to this AIF.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, as set forth below:

Greg Hall, Marc Leduc and Masa Igata.

As defined in NI 52-110, Greg Hall, Marc Leduc and Masa Igata are “independent” directors. The Company therefore meets the requirement in NI 52-110 that all audit committee members be independent directors.

All of the members of the audit committee are financially literate.

Relevant Education and Experience

As a result of Messrs. Hall, Igata and Leduc’s education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

•	the accounting principles used by the Company to prepare its financial statements;

•	the ability to assess the general application of those principles in connection with estimates, accruals and reserves; 20

•	reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and

•	an understanding of internal controls and procedures for financial reporting.

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Greg Hall – Mr. Hall is a graduate of the Rotman School of Management, University of Toronto, SME Enterprise Board Program, and a Member of the Institute of Corporate Directors. Mr. Hall is a Co-Founder of the Company and has been an Independent Director since October 2009. As corporate director of several public companies since 2003, Mr. Hall has been involved in strategic planning, mergers and acquisitions, and investment decisions. Currently Mr. Hall is President and Director of Water Street Assets, Director of CanX CBD Processing and a Member of the Institute of Corporate Directors.

Marc Leduc – Mr. Leduc is a mining engineer and geologist with more than 30 years’ experience involving all aspects of the development, operations, planning and evaluation of mining projects. Mr. Leduc holds a B.Sc. (Hons) degree in Mining Engineering from Queen’s University Kingston, and B.Sc. degree in Geology from the University of Ottawa, and he is a registered professional engineer in both Ontario and BC.

Masa Igata – Mr. Igata received his Graduate of Law from Kyoto University and is a member of the Securities Analysts Association of Japan. Mr. Igata has more than 25 years’ experience working in Asian financial markets and is the founder and CEO of Frontier Securities in Mongolia. Previously, he was Managing Director at Nikko Citigroup with a leading role in Japanese equity sales and investor relations. Mr. Igata now focuses primarily on advising and investing in resource companies in Asia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions or provisions under NI 52-110:

a.	the exemption in section 2.4 (De Minimis Non-audit Services),

b.	the exemption in section 3.2 (Initial Public Offerings),

c.	the exemption in subsection 3.3(2) (Controlled Companies)

d.	the exemption in section 3.4 (Events Outside Control of Member),

e.	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or

f.	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)

g.	section 3.8 (Acquisition of Financial Literacy),

h.	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

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External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year Ended	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2021	$100,000	$15,183	$37,000	$104,564
December 31, 2020	$86,037	$21,000	$15,950	$20,000

Notes:

(1)	“Audit Fees” represent fees for the audit of the annual consolidated financial statements, and review in connection with the statutory and regulatory filings.
(2)	“Audit Related Fees” represent fees for assurance and related services that are related to the performance of the audit.
(3)	“Tax Fees” represent fees for tax compliance, tax advice and planning.
(4)	Relates to fees for products and services provided by the Company’s external auditor other than the services reported under the other categories.

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SCHEDULE “A”

Pulacayo Project Technical Report - Executive Summary

This report on updated mineral resource estimates for the Pulacayo and Paca silver-zinc-lead deposits was prepared by Mercator Geological Services Limited (Mercator) on behalf of Prophecy Development Corp. (Prophecy). It updates and combines reporting from two previous and separate resource estimates having respective effective dates of June 16, 2015 and September 9, 2015. Both the 2015 and current resource estimates and associated technical reports were prepared in accordance with National Instrument 43-101 (NI 43-101) and the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines (the “CIM Standards”). Current updating of mineral resources for the subject deposits was completed to comply with part 1.1 (6) of Companion Policy 43-101 CP that requires common reporting for contiguous mineral deposits or mineral deposits in such close proximity that they would likely be developed using common infrastructure. This report also presents results of exploration work carried out by Prophecy in this area since the 2015 resource estimate effective dates.

The Pulacayo and Paca silver-zinc-lead deposits are located approximately 18 km northeast of the city of Uyuni, in the Department of Potosi in southwestern Bolivia and form part of Prophecy’s Pulacayo project. The site is 460 km south southeast of the national capital, La Paz, and 130 km southwest of the city of Potosi. Prophecy acquired a 100% interest in the Pulacayo Project in early 2015 through purchase of Apogee Minerals Bolivia S.A., ASC Holdings Limited and ASC Bolivia LDC. Both of the latter firms were wholly-owned subsidiaries of the previous owner, Apogee Silver Ltd. (Apogee), a publicly listed mineral exploration firm with corporate offices located in Toronto, Ontario, Canada.

Mineralization comprising the current Pulacayo deposit mineral resource estimate is defined by the extent of modern-era diamond core drilling along the Tajo Vein System (TVS) in the vicinity of historic underground workings. The workings extend over a strike length of approximately 2.7 km and to a vertical depth from surface of about 1 km. Modern drilling coverage is present for approximately 1.5 km of the known deposit strike length and extends to a vertical depth of approximately 550 m below surface.

The extent of mineralization comprising the current Paca deposit mineral resource estimate is defined by the extent of modern era diamond core drilling along a strike length of approximately 750 m and north-south extent of approximately 700 m. Limited underground exploratory workings accessible from the Esmeralda adit are present along approximately 100 m of the deposit’s strike length in its central area.

The Pulacayo and Paca deposits are interpreted to be low to transitional sulphidation epithermal deposits that contain both precious and base metal mineralization. Mineralization of economic interest at the Pulacayo deposit occurs within the Tertiary age Pulacayo volcanic dome complex that consists of older sedimentary rocks of the Silurian Quenhua Formation plus intruding andesitic volcanic rocks of the Rotchild and Megacristal units. Mineralization hosted by volcanic rocks can occur over tens of metres in thickness and typically consists of discrete veins plus stockworks of narrow veins and veinlets that occur within argillic alteration host rock envelopes. At deeper levels, high grade veins that are typically less than a few metres in width occur and are hosted by sedimentary lithologies. Veins are commonly banded in texture and can contain semi-massive to massive sulphides. Primary minerals of economic importance at Pulacayo are tetrahedrite, galena and sphalerite, with additional silver sulfosalts and native silver also contributing to deposit silver grades. Mineralization is controlled by an east-west oriented normal fault system that links two northeast trending, steeply dipping, regional strike slip faults.

Mineralization of economic interest at the Paca deposit occurs in association with the same Tertiary age volcanic dome complex that produced the Pulacayo deposit and takes the form of thin veinlets, fracture fillings and disseminations hosted by altered volcaniclastic sedimentary lithologies and altered intermediate to felsic igneous lithologies. These occur in direct association with mineralized igneous or hydrothermal breccia zones. The intensity of argillic alteration is greatest in areas of highest concentrations of metallic mineral phases such as sphalerite, galena, argentite and tetrahedrite. Stratabound disseminated mineralization and breccia hosted mineralization predominate within the deposit, but discrete mineralized veins are also present locally. The deposit occurs at the contact between an andesitic intrusive complex and volcaniclastic sedimentary host lithologies. Bedded and cross-cutting breccia deposits that are important hosts to higher-grade mineralization commonly show close spatial association with the contact zone of the andesitic intrusion.

The updated Pulacayo deposit mineral resource estimate is tabulated below and reflects a silver equivalent (Ag Eq.) reporting cut-off value of 400 g/t Ag applied to a fully constrained three- dimensional block model developed by Mercator using Geovia-Surpac ® Version 6.6.1 modeling software. The supporting analytical database incorporates validated results of 69,739 m of combined diamond drilling from 226 surface drill holes and 42 underground drill holes, plus 6 surface trenches completed by Apogee Silver Ltd. or ASC Bolivia LDC between 2002 and the end of 2011. Historic underground sampling results were not used in the current mineral resource estimation program. Current three year trailing average commodity prices for silver, lead, copper and zinc were reviewed during the 2017 updating process and were found to be in close agreement with metal pricing figures used in the original reports by Mercator. On this basis, no changes to these figures have been applied for the current estimates. Lower cut-off values in current estimates reflect revision of project modeling financial factors by Prophecy since 2015.

A-1

Pulacayo Deposit Mineral Resource Statement – Effective October 20th, 2017

Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
400	Indicated	2,080,000	455	2.18	3.19	594
	Inferred	480,000	406	2.08	3.93	572

Notes:

1)	Mineral resources are estimated in conformance the CIM Standards referenced in NI 43-101.
2)	Raw silver assays were capped at 1,700 g/t, raw lead assays were capped at 15% and raw zinc assays were capped at 15%.
3)	Silver equivalent Ag Eg. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000*82.9%).
4)	Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb. Zn. Metal recoveries used in the silver equivalent reflect historic metallurgical results disclosed by Apogee Silver Ltd. (Porter et al., 2013).
5)	Metal grades were interpolated within wireframed, three dimensional silver domain solids using Geovia- Surpac Ver. 6.6.1 software and inverse distance squared interpolation methods. Block size is 10m(X) by 10m(Z) by 2m(Y). Historic mine void space was removed from the model prior to reporting of resources.
6)	Block density factors reflect three dimensional modeling of drill core density determinations.
7)	Mineral resources are considered to have reasonable expectation for economic development using underground mining methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
8)	Rounding of figures may result in apparent differences between tonnes, grade and contained ounces.
9)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
10)	* Tonnes are rounded to nearest 10,000.

All resources for the Paca deposit have been assigned inferred status as defined under the CIM Standards. It reflects a silver equivalent (Ag Eq.) reporting cut-off value of 200 g/t Ag and is based on a fully constrained, three-dimensional block model developed by Mercator using Geovia- Surpac ® Version 6.7 modeling software. The supporting analytical database incorporates validated results of 19,718 m of combined diamond and reverse circulation surface drilling completed by Apogee Silver Ltd. and ASC Bolivia LDC (ASC) between 2002 and the end of 2006. Historic underground sampling results for re-sampling programs carried out by Apogee in 2006 were also used in the current mineral resource estimation program.  As mentioned above for Pulacayo, the lower cut-off value in the current estimate reflects revision of project modeling financial factors by Prophecy since 2015.

Paca Deposit Inferred Mineral Resource Statement – Effective October 20th, 2017

Ag Eq. Cut-Off (g/t)	Category	Tonnes*	Ag (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
200	Inferred	2,540,000	256	1.03	1.10	342

Notes:

1)	Mineral resources are estimated in conformance with the CIM Standards referenced in NI 43-101.
2)	Raw silver assays were capped at 1,050 g/t, raw lead assays were capped at 5% and raw zinc assays were capped at 5%.
3)	Silver equivalent Ag Eq (g/t) = Ag (g/t) + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz./lb./US$16.50 per Troy oz. Ag)*10,000). 100 % metal recoveries are assumed based on lack of comprehensive metallurgical results
4)	Metal prices used in the silver equivalent calculation are US$16.50/Troy oz. Ag, US$0.94/lb Pb and US$1.00/lb Zn and reflect those used for the Pulacayo deposit mineral resource estimate reported above. .
5)	Metal grades were interpolated within wireframed, three dimensional solids using Geovia-Surpac Ver. 6.7 software and inverse distance squared interpolation methods. Block size is 5m (X) by 5m (Z) by 2.5m (Y). Historic mine void space was removed from the model prior to reporting resources.
6)	A block density factor of 2.26g/cm³ was used and reflects the average of 799 density measurements
7)	Mineral resources are considered to have reasonable expectation for economic development using combined underground and open pit methods based on the deposit history, resource amount and metal grades, current metal pricing and comparison to broadly comparable deposits elsewhere.
8)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
9)	*Tonnes are rounded to nearest 10,000

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Prophecy’s current strategy in pursuing exploration and future development of the Pulacayo and Paca deposits differs from that of the previous operator, Apogee, which focused on assessment of broad, lower grade zones of mineralization potentially amenable to development using underground bulk mining methods or open pit mining methods. Prophecy’s current interest is specifically focused on high grade mineralization (>400 g/t Ag Eq. cut-off grade at Pulacayo and >200 g/t Ag Eq cut-off grade at Paca) that could potentially be mined using underground methods at the Pulacayo site and possibly combined open pit and underground methods at the Paca site. At these grade levels, future production from the two deposits could support combined milling rates in the 250 to 500 tonnes per day range that is authorized under existing Pulacayo site environmental permits.

Apogee completed a feasibility study for the Pulacayo deposit in 2013 based on a higher tonnage, lower grade mineral resource model and higher proposed production rates. Conclusions and recommendations presented in that study are not considered to be valid for the higher grade and lower tonnage operating scenario currently of interest to Prophecy. Prophecy is not relying upon results of the 2013 Apogee feasibility study and the current mineral resource estimates supercede all previous estimates.

Mercator is of the opinion that further technical and financial assessment of a high-grade development scenario for the Pulacayo deposit is warranted and that both resource extension and new resource definition opportunities defined to date on the property should be pursued. Recommendations arising from the current updated mineral resource estimation program and associated project review are as follows:

1.	Mine planning, geological and engineering studies of sufficient detail to support a Preliminary Economic Assessment of future development possibilities for the deposit in combination with resources defined at Paca should be carried out.

2.	Metallurgical studies focused on high grade sulphide mineralization within the current mineral resource model should be completed. Results of such studies would provide necessary inputs for future definition of mineral reserves. If underground bulk sampling is required to support metallurgical work, a program of closely spaced underground diamond drilling is recommended in any area selected for such sampling. A nominal 500 m drilling allocation for such purpose is recommended.

3.	Historical mine workings are present to a substantial depth below the base of the current detailed digital workings model prepared by Mercator. These additional workings are defined in hard copy historical mine records and should be digitally compiled and merged with the current digital workings model to support future work on the deposit. Historic assay results for underground sampling of mine workings have also not been digitized to date and it is recommended that this be carried out as time permits, beginning within the current resource area and progressing systematically through deeper mine levels.

4.	The Pulacayo deposit remains open along strike in both directions and also down dip. Further core drilling to define resource extensions is warranted and should be focused on extensions of high grade metal trends that are defined by the current block model. Target opportunities within approximately 200 vertical m of surface should have highest priority. A drilling allocation of 2500 m is recommended for initial testing of highest priority resource extension areas.

5.	Initial drilling assessments of the main tailings/waste rock deposits sampled by Prophecy in 2014 and 2015 should be completed to support future definition of mineral resources in accordance with NI 43-101 and the CIM Standards.

6.	A new mineral resource estimate for the Pulacayo deposit should be prepared in accordance NI 43-101 and the CIM standards after completion of deposit extension and infill drilling programs noted in item 4 above.

7.	A Preliminary Economic Assessment prepared in accordance with NI 43-101 and the CIM standards and based upon the high grade Pulacayo resource estimate of item 6 above, in combination with an updated Paca deposit resource estimate, is recommended. Results should provide guidance regarding subsequent initiation of Pre-Feasibility or Feasibility level studies required to define mineral reserves in accordance with NI 43-101 and the CIM Standards.

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A two-phase program having a US$ 1.70 million budget is proposed to support further evaluation of the Pulacayo deposit. Expenditures are ordered within a two-phase framework, with items 1 through 5 above assigned to Phase I. Commitment to Phase II would require satisfactory results being returned from Phase I.

Recommendations arising from the updated Paca mineral resource estimation program and Mercator’s associated review of recent project exploration results are as follows:

1.	Additional drilling is required to better define and confirm metal grade trends within the deposit. It is recommended that infill drilling of the currently defined deposit be carried out at 50 m spaced sections along the length of the deposit. This program should include initial testing of potential deposit extension areas both down dip and along strike to both east and west. A core drilling allocation of 5000 m is recommended for this phase of work.

2.	The mineralized conglomerate unit that is exposed at surface immediately north of the main deposit should be investigated by core drilling to better define geometry and grade characteristics. This zone should also be mapped in detail at surface to provide additional data inputs for future deposit modeling. A core drilling allocation of 500 m is recommended for this phase of work.

3.	Further metallurgical studies focused on the main styles of mineralization at Paca are required to allow future economic assessment of the deposit. It is recommended that such work be coordinated with studies being carried for the Pulacayo deposit, since future milling of Paca material could take place at the milling facility established initially for Pulacayo mineralization.

4.	After completion of the recommended core drilling, mapping and metallurgical programs, a new mineral resource estimate should be completed for the Paca deposit. This should be based on revised geological and grade distribution models that reflect all new drilling results. At that time, consideration should be given to reporting of near-surface resources within an optimized open pit shell and reporting of resources below this shell at a higher underground mining cut-off value.

5.	A Preliminary Economic Assessment of the Paca deposit should be completed in combination with such assessment of the Pulacayo deposit after the new resource estimate noted in item 4 above is finalized.

Mercator has proposed a US$ 1.70 million budget to complete the recommended Paca work programs presented above. Expenditures are ordered within a two phase framework, with items 1 through 4 above assigned to Phase I. Commitment to Phase II would require satisfactory results being returned from Phase I.

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SCHEDULE “B”

AUDIT COMMITTEE CHARTER

1. Purpose: Responsibilities and Authority

The Audit Committee (the “Audit Committee” or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee.  The Committee also shall assist the Board of Directors (the “Board”) in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties.  In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

a)	Relationship with Independent Auditor.

i.	Subject to the laws of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

ii.	The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

iii.	The independent auditor shall report directly to the Committee.

iv.	The Committee shall approve in advance all audit and permitted non-audit services of the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chair may approve services to be performed by the independent auditors and the fee therefore between Committee meetings if the amount of the fee does not exceed $20,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to the Chief Financial Officer (“CFO”) or a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of the CFO or any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

v.	At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

vi.	At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

A.	the independent auditor’s internal quality-control procedures;

B.	any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

C.	any steps taken to deal with any such issues; and

D.	all relationships between the independent auditor and the Company.

vii.

At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

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viii.	The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

ix.	The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

x.	The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

b)	Financial Statement and Disclosure Review

i.	The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

ii.	The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

iii.	The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting and any special steps adopted in light of material control deficiencies.

iv.	At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

A.	all critical accounting policies and practices used by the Company;

B.	all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and

C.	other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or IFRS methods on the Company’s financial statements.

v.	Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form including the use of “pro forma” or “adjusted” non-IFRS information.

vi.	The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

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c)	Conduct of the Annual Audit.

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

i.	The Committee Chair shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

ii.	The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards and Independence Standards Board Standard No. 1. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

iii.	The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

iv.	The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

d)	Compliance and Oversight.

i.	The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

ii.	The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

iii.	The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

iv.	At least annually and prior to the filing of the Annual Information Form (“AIF”), the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

v.	At least annually and prior to the filing of the AIF, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

vi.	The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

vii.	The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

viii.	The Committee shall oversee the preparation of all reports required under applicable laws, regulations and stock exchange requirements.

ix.	The Committee shall exercise oversight with respect to anti-fraud programs and controls.

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e)	Related Party Transactions.

i.	The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Corporate Governance and Compensation Committee.

ii.	As used herein, the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries.

f)	Additional Duties. The Committee shall perform the following additional duties:

i.	The Committee shall review and make recommendations to the full Board of Directors regarding transactions of a fundamental nature such as amalgamations, mergers and material acquisitions and dispositions.

ii.	The Committee shall review and make recommendations to the full Board regarding proposed new business activities that require an allocation of resources in excess of C$200,000.

iii.	The Committee shall review and make recommendations to the full Board regarding any proposed material change to a business or strategic plan that has been previously approved by the Board.

iv.	To the extent not otherwise provided in this Charter, the Committee shall review disclosure of financial information and other documents required by law to be approved by the Board before release to the public.

v.	The Committee shall oversee the Company’s risk assessment and risk management policies, and regularly review the top risks identified and the policies and practices adopted by the Company to mitigate those risks.

vi.	The Committee shall review and approve hedging, investment and dividend policies.

vii.	The Committee shall review the appointment of senior financial personnel and make recommendations to the Board regarding the appointment of the Chief Financial Officer.

viii.	The Audit Committee shall recommend to the Corporate Governance and Compensation Committee the qualifications and criteria for membership on the Committee.

2. Structure and Membership

a)	Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

b)	Selection and Removal. Members of the Committee shall be appointed by the Board. The Board may remove or replace members of the Committee at any time with or without cause.

c)	Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

d)	Chair. The Board will appoint a Chair of the Committee.

e)	Compensation. The compensation of the Committee shall be as determined by the Board.

f)	Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

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3. Procedures and Administration

a)	Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

b)	Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

c)	Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Executive Chairman.

d)	Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

e)	Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

f)	Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

4. Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board.

5. Limitations of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations.  These are the responsibilities of management and the independent auditor.

6. Committee Member Independence and Financial Literacy Requirements

A. Independence

See Appendix 2 - Director Independence Standards of the Company’s Corporate Governance Policies and Procedures Manual.

B. Financial Literacy Requirements

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

Reviewed and Approved by the Corporate Governance

& Compensation Committee on October 21, 2020

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